As filed with the Securities and Exchange Commission on September 8, 2005.
Registration No. 333-127833

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
DIODES INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	95-2039518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3050 East Hillcrest Drive
Westlake Village, California 91362
(805) 446-4800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carl C. Wertz
Chief Financial Officer
3050 East Hillcrest Drive
Westlake Village, California 91362
(805) 446-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Peter M. Menard, Esq. Su Lian Lu, Esq. Sheppard, Mullin, Richter & Hampton LLP 333 South Hope Street, 48th Floor Los Angeles, California 90071 (213) 620-1780	William B. Brentani, Esq. Rebecca B. Boyden, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	September 8, 2005

2,500,000 Shares
Common Stock

We are offering 1,750,000 shares of our common stock and the selling stockholder named in this prospectus is offering 750,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholder.
Our common stock is listed on the Nasdaq National Market under the symbol “DIOD.” On September 7, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $37.92 per share.
Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under “Risk factors” beginning on page 7 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional 375,000 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $          , and the total proceeds, before expenses, to us will be $          .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2005.
UBS Investment Bank

A.G. Edwards	C.E. Unterberg, Towbin	Raymond James
WR Hambrecht + Co
The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk factors” and our historical consolidated financial statements and related notes, before making an investment decision.
Unless the context otherwise requires, the words “Diodes”, “we”, “us” and “our” refer to Diodes Incorporated and its subsidiaries.
OUR BUSINESS
We are a global supplier of discrete semiconductor products. We design, manufacture and market discrete semiconductors focused on diverse end-use applications in the consumer electronics, computing, industrial, communications and automotive sectors. Discrete semiconductors, which provide electronic signal amplification and switching functions, are basic building-block electronic components that are incorporated into almost every electronic device. We believe that our focus on discrete semiconductors provides us with a meaningful competitive advantage relative to broadline semiconductor companies that provide a wider range of semiconductor products.
Our portfolio of discrete semiconductors addresses the design needs of many advanced electronic devices, including high-volume consumer devices such as digital audio players, notebook computers, flat panel displays, mobile handsets, digital cameras and set-top boxes. We believe that we have particular strength in designing innovative surface-mount discrete semiconductors for applications with critical need to minimize product size while maximizing power and overall performance, and at a lower cost than alternative solutions. Our product portfolio includes over 4,000 products, and we shipped over 7.5 billion units in 2004 and over 4.5 billion units in the six months ended June 30, 2005.
We serve over 150 direct customers worldwide, which consist of original equipment manufacturers, or OEMs, and electronic manufacturing services, or EMS, providers. Additionally, we have 17 distributor customers worldwide, through which we indirectly serve over 10,000 customers. Our customers include: (1) industry leading OEMs in a broad range of industries such as Bose Corporation, Honeywell International, Inc., LG Electronics, Inc., Logitech, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, Samsung Electronics Co., Ltd. and Thompson, Inc.; (2) leading EMS providers such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation who build end-market products incorporating our discrete semiconductors for companies such as Apple Computer, Inc., Cisco Systems, Inc., Dell, Inc., EMC Corporation, Intel Corporation, Microsoft Corporation and Roche Diagnostics; and (3) leading distributors, such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics and Yosun Industrial Corp.
For 2004 and for the six months ended June 30, 2005, our OEM and EMS customers together accounted for 66.3% and 69.0%, respectively, of our net sales.
We are headquartered in Westlake Village, California, near Los Angeles. Our manufacturing facilities are located in Shanghai, China; our wafer fabrication facility is in Kansas City, Missouri; and our sales and marketing and logistical centers are located in Taipei, Taiwan; Shanghai and Shenzhen, China; and Hong Kong. We also have regional sales offices or representatives in: Derbyshire, England; Toulouse, France; Frankfurt, Germany; and various cities in the United States. From 1998 to 2004, our net sales grew from $60.1 million to $185.7 million, representing a compound annual growth rate of 20.7%. According to Gartner, Inc., worldwide sales of discrete semiconductors grew from $12.8 billion in 1998 to $15.8 billion in 2004. This represents a compound annual growth rate of 3.7%.

OUR COMPETITIVE STRENGTHS
We believe our competitive strengths include the following:

•	Flexible, scalable and cost-effective manufacturing. Our manufacturing operations are a core element of our success and we have designed our manufacturing base to allow us to respond quickly to changes in demand trends in the end markets we serve. For example, we have structured our Shanghai assembly, test and packaging facilities to enable us to rapidly and efficiently add capacity and adjust product mix to meet shifts in customer demand and overall market trends. As a result, for the past three years we have operated our Shanghai facilities at near full capacity, while at the same time significantly expanding that capacity. Additionally, the Shanghai location of our manufacturing operations provides us with access to a highly-skilled workforce at a low overall cost base while enabling us to better serve our leading customers, many of which are located in Asia.

•	Integrated packaging expertise. We believe that we have particular expertise in designing and manufacturing innovative and proprietary packaging solutions that integrate multiple separate discrete elements into a single semiconductor product called an array. Our ability to design and manufacture highly integrated discrete semiconductor solutions provides our customers with products of equivalent functionality with fewer individual parts, and at lower overall cost, than alternative products. For example, one of our leading diode array products integrates eight discrete elements into a single highly- miniaturized package that provides four times the functionality with less than 20% of the space requirements of the previous solution. This combination of integration, functionality and miniaturization makes our products well suited for high-volume consumer applications such as digital audio players, notebook computers and digital cameras.
•	Broad customer base and diverse end markets. Our customers include leading OEMs such as Bose Corporation, Honeywell International, Inc., LG Electronics, Inc., Logitech, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, Samsung Electronics Co., Ltd. and Thompson, Inc., as well as leading EMS providers such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Overall, we serve over 150 direct customers and over 10,000 additional customers through our distributors, including leading distributors such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics and Yosun Industrial Corp. Our products are ultimately used in end products in a large number of markets served by our broad base of customers, which we believe makes us less dependent on either specific customers or specific end-use applications.

•	Customer focused product development. Close collaboration with our customers and a high degree of customer service are essential elements of our business. We believe focusing on dependable delivery of discrete semiconductor solutions tailored to specific end-user applications, has fostered deep customer relationships and created a key competitive advantage for us in the highly-fragmented discrete semiconductor marketplace. We believe our close relationships with our OEM and EMS customers have provided us with deep insight into our customers’ product needs. This results in differentiation in our product designs and often provides us with insight into additional opportunities for new design wins in our customers’ products.

•	Management continuity and experience. We believe that the continuity of our management team is a critical competitive strength. The five members of our senior management team have an average of over 12 years of service at Diodes and the length of their service with us has created significant institutional insight into our markets, our customers and our operations. In June 2005, we appointed Dr. Keh-Shew Lu as President and Chief Executive Officer. Dr. Lu has served as a director of Diodes since 2001 and has 30 years of relevant industry experience. Dr. Lu began his career at Texas Instruments in 1974 and retired in 2001 as Senior Vice President and General Manager of Worldwide Analog, Mixed-Signal and Logic Products. Our Chief Financial Officer, Carl Wertz, has been employed by us since 1993 and has over 20 years of financial experience in manufacturing and distribution industries. Joseph Liu, our Senior Vice President, Operations, joined us in 1990 and has over 30 years of relevant industry experience having started his career in 1971 at Texas Instruments. Similarly, Mark King, our Senior Vice President of Sales and Marketing has been employed by us since 1991, as has Steven Ho, our Vice President of Asia Sales.

OUR STRATEGY
Our strategy is to continue to enhance our position as a global supplier of discrete semiconductor products. The principal elements of this strategy include the following:

•	continue rapidly introducing innovative discrete semiconductor products;

•	expand our available market opportunities;

•	maintain intense customer focus;

•	enhance cost competitiveness; and

•	pursue selective strategic acquisitions.
OUR RELATIONSHIP WITH LITE-ON SEMICONDUCTOR AND THE LITE-ON GROUP
Lite-On Semiconductor Corporation, or Lite-On Semiconductor, is our principal stockholder, our largest customer and one of our largest suppliers. As of August 15, 2005, Lite-On Semiconductor owned 4,601,458 shares of our common stock (31.5% of our total outstanding common stock) and will own 3,851,458 shares of our common stock after the completion of this offering (23.5% of our total outstanding common stock assuming the underwriters’ over-allotment option is not exercised). Lite-On Semiconductor is a Taiwanese-based provider of image-sensing products used in applications such as copiers, scanners and fax machines, and it also provides discrete semiconductor products. The Lite-On Group is an affiliation of several electronics companies, including Lite-On Semiconductor.
We have had a relationship with Lite-On Semiconductor since 1990. For 2004 and the six months ended June 30, 2005, Lite-On Semiconductor accounted for 9.9% and 9.6%, respectively, of our net sales. Other members of The Lite-On Group accounted for an additional 3.3% and 5.1%, respectively, of our net sales in the same periods. In addition, for 2004 and the six months ended June 30, 2005, 17.2% and 14.6%, respectively, of our net sales were derived from the sale of discrete semiconductor products purchased from Lite-On Semiconductor and subsequently sold by us.
Several of our directors and executive officers are current or former directors of Lite-On Semiconductor or other members of The Lite-On Group. Please refer to “Certain relationships and related party transactions” and “Principal and selling stockholders” for additional information.
OUR CORPORATE INFORMATION
We were incorporated in California in 1959 and reincorporated in Delaware in 1969. Our principal executive office is located at 3050 E. Hillcrest Drive, Westlake Village, CA 91362, and our telephone number at that office is (805) 446-4800. Our website is located at www.diodes.com. Information contained on or accessible through our website is not part of this prospectus.
In 1998, we established an assembly, test and packaging facility in Shanghai, China, which we refer to in this prospectus as Diodes-China. In 2000, we acquired FabTech Inc., a wafer fabrication facility in Kansas City, Missouri, which we refer to as FabTech. In 2002 and 2004, respectively, we established a sales and marketing facility in Hong Kong and a second assembly, test and packaging facility in Shanghai, which we refer to as Diodes-Hong Kong and Diodes-Shanghai, respectively. Our sales and marketing office in Taiwan is referred to as Diodes-Taiwan.
You should carefully consider the information contained in the “Risk factors” section of this prospectus before you decide to purchase our common stock.

The offering

Common stock offered by us	1,750,000 shares

Common stock offered by the selling stockholder	750,000 shares

Common stock to be outstanding after this offering(1)	16,370,683 shares

Use of proceeds after expenses	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their overallotment option in full. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including acquisitions. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholder. See “Use of proceeds.”

Nasdaq National Market symbol	DIOD
The number of shares of common stock to be outstanding immediately after the closing of this offering is based on 14,620,683 shares of our common stock outstanding as of August 15, 2005 and includes 1,750,000 shares of common stock offered by us in this offering. Except as otherwise noted in this prospectus, the number of shares of our common stock outstanding excludes:

•	2,829,723 shares of common stock issuable after the completion of this offering upon the exercise of outstanding stock options under our stock incentive plans at a weighted average exercise price of $15.64 per share;

•	208,542 shares of common stock issuable upon vesting of outstanding restricted stock awards;

•	103,022 shares of common stock available for future grants under our stock incentive plans; and

•	1,613,508 shares of common stock held by us as treasury stock.
Unless otherwise indicated, all amounts assume the underwriters’ over-allotment option is not exercised.

(1)	As of August 15, 2005, we had 16,234,191 shares issued of which (a) 14,620,683 shares were outstanding and (b) 1,613,508 were held as treasury stock, which were issued but not outstanding.

Summary historical consolidated financial data
The following table presents our summary historical consolidated financial data for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004, and for the six months ended June 30, 2004 and 2005. Our consolidated statements of income data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of income data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated balance sheet data as of June 30, 2005 and our consolidated statement of income for each of the six-month periods ended June 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and which, in our opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. These historical results are not necessarily indicative of results to be expected for any future period. You should read this information together with “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

						Six months
	Year ended December 31,					ended June 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data)
Consolidated statement of income data:
Net sales	$116,079	$93,210	$115,821	$136,905	$185,703	$88,442	$99,198
Cost of goods sold	78,652	79,031	89,111	100,377	124,968	60,664	65,105

Gross profit	37,427	14,179	26,710	36,528	60,735	27,778	34,093
Operating expenses:
Selling, general and administrative	18,814	13,711	16,228	19,586	23,503	11,908	13,888
Research and development	141	592	1,472	2,049	3,422	1,562	1,750
Impairment of fixed assets	—	—	—	1,000	—	—	—
Loss (gain) on sale of fixed assets	—	8	43	37	14	15	(105)

Total operating expenses	18,955	14,311	17,743	22,672	26,939	13,485	15,533

Income (loss) from operations	18,472	(132)	8,967	13,856	33,796	14,293	18,560
Interest expense, net	940	2,074	1,183	860	637	327	234
Other income (expense)	501	785	67	(5)	(418)	(124)	(21)
Income (loss) before taxes and minority interest	18,033	(1,421)	7,851	12,991	32,741	13,842	18,305
Income tax benefit (provision)	(2,496)	1,769	(1,729)	(2,460)	(6,514)	(2,543)	(2,903)
Minority interest in earnings of joint venture	(642)	(224)	(320)	(436)	(676)	(319)	(497)

Net income	$14,895	$124	$5,802	$10,095	$25,551	$10,980	$14,905

Earnings per share(1):
Basic	$1.23	$0.01	$0.47	$0.79	$1.91	$0.83	$1.04
Diluted	$1.08	$0.01	$0.44	$0.70	$1.65	$0.72	$0.93
Number of shares used in computation(1):
Basic	12,107	12,216	12,277	12,731	13,404	13,181	14,319
Diluted	13,833	13,322	13,297	14,406	15,471	15,306	16,071
Consolidated statement of cash flows data:
Cash flow from operating activities	10,208	14,938	19,990	18,821	29,300	13,781	24,138
Cash used in investing activities	(21,389)	(8,477)	(6,774)	(15,289)	(26,133)	(10,245)	(6,845)
Cash flow from (used in) financing activities	12,100	(2,485)	(13,995)	1,862	2,163	(1,890)	(3,477)
Other data:
EBITDA(2)	$23,334	$9,099	$18,461	$24,488	$45,875	$19,995	$25,855
Footnotes on following page.

The following table presents a summary of our balance sheet as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance of 1,750,000 shares of common stock in this offering.

	As of June 30, 2005
Consolidated balance sheet data:	Actual	As adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$33,014
Working capital	66,451
Total assets	186,380
Current portion of long-term debt	6,891	6,891
Long-term debt, net of current portion	3,877	3,877
Total liabilities	53,387	53,387
Total stockholders’ equity	132,993

(1)	Adjusted for the effect of 3-for-2 stock splits in July 2000 and November 2003.

(2)	EBITDA represents earnings before net interest expense, income tax provision, depreciation and amortization. Our management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in evaluating companies in our industry. In addition, our management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a measure to evaluate the performance of our business. However, EBITDA is not a recognized measurement under generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, income from operations and net income, each as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as a tax and debt service payments.

						Six months ended
	Year ended December 31,					June 30,

Reconciliation of net income to EBITDA:	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands)
Net income	$14,895	$124	$5,802	$10,095	$25,551	$10,980	$14,905
plus:
Interest expense, net	940	2,074	1,183	860	637	327	234
Income tax provision (benefit)	2,496	(1,769)	1,729	2,460	6,514	2,543	2,903
Depreciation and amortization	5,003	8,670	9,747	11,073	13,173	6,145	7,813

EBITDA	$23,334	$9,099	$18,461	$24,488	$45,875	$19,995	$25,855

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and other information in this prospectus before you decide to buy our common stock. Our business, financial condition or operating results may suffer if any of the following risks is realized. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results. If any of these risks or uncertainties occurs, the trading price of our common stock could decline and you could lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS
Downturns in the highly cyclical semiconductor industry or changes in end-market demand could affect our operating results and financial condition.
The semiconductor industry is highly cyclical, and periodically experiences significant economic downturns characterized by diminished product demand, production overcapacity and excess inventory, which can result in rapid erosion in average selling prices. For example, beginning in the fourth quarter of 2000 and continuing into 2003, the semiconductor industry experienced order cancellations and reduced demand for products, resulting in significant revenue declines, due to excess inventories at computer and telecommunications equipment manufacturers and general economic conditions, especially in the technology sector. The market for discrete semiconductors may experience renewed, possibly more severe and prolonged, downturns in the future which may harm our results of operations and reduce the value of our business.
In addition, we operate exclusively in the discrete semiconductor segment of the broader semiconductor market and, as a result, cyclical fluctuations may affect this segment to a greater extent than they do the broader semiconductor market. This may cause us to experience greater fluctuations in our results of operations than compared to some of our broadline semiconductor manufacturer competitors. In addition, we may experience significant changes in our profitability as a result of variations in sales, changes in product mix, changes in end-user markets and the costs associated with the introduction of new products. The markets for our products depend on continued demand in the consumer electronics, computer, industrial, communications and automotive sectors. These end-user markets also tend to be cyclical and may also experience changes in demand that could adversely affect our operating results and financial condition.
The semiconductor business is highly competitive, and increased competition may harm our business and our operating results.
The discrete semiconductor segment of the semiconductor industry in which we operate is highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. We compete in various markets with companies of various sizes, many of which are larger and have greater resources or capabilities as it relates to financial, marketing, distribution, brand name recognition, research and development, manufacturing and other resources than we have. As a result, they may be better able to develop new products, market their products, pursue acquisition candidates and withstand adverse economic or market conditions. Most of our current major competitors are broadline semiconductor manufacturers who often have a wider range of product types and technologies than we do, since we focus on discrete semiconductor products. In addition, companies not currently in direct competition with us may introduce competing products in the future. Some of our current major competitors are Fairchild Semiconductor Corporation, International Rectifier Corporation, ON Semiconductor Corporation, Philips Electronics N.V., Rohm Electronics

Risk factors

USA LLC, and Vishay Intertechnology, Inc. We may not be able to compete successfully in the future, and competitive pressures may harm our financial condition or our operating results.
We receive a significant portion of our net sales from a single customer. In addition, this customer is also our largest external supplier and is a related party. The loss of this customer or supplier could harm our business and results of operations.
In 2004 and the six months ended June 30, 2005, Lite-On Semiconductor, our largest stockholder, our largest customer and the selling stockholder in this offering, accounted for 9.9% and 9.6%, respectively, of our net sales. Lite-On Semiconductor is also our largest supplier, providing us with discrete semiconductor products for subsequent sale by us which represented approximately 17.2% and 14.6%, respectively, of our net sales, in 2004 and the six months ended June 30, 2005. The loss of Lite-On Semiconductor as either a customer or a supplier, or any significant reduction in either the amount of product it supplies to us, or the volume of orders it places with us, could materially harm our business and results of operations.
Delays in initiation of production at new facilities, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect our manufacturing efficiencies.
Our manufacturing efficiency has been and will be an important factor in our future profitability, and we may not be able to maintain or increase our manufacturing efficiency. Our manufacturing and testing processes are complex, require advanced and costly equipment and are continually being modified in our efforts to improve yields and product performance. Difficulties in the manufacturing process can lower yields. Technical or other problems could lead to production delays, order cancellations and lost revenue. In addition, any problems in achieving acceptable yields, construction delays, or other problems in upgrading or expanding existing facilities, building new facilities, problems in bringing other new manufacturing capacity to full production or changing our process technologies, could also result in capacity constraints, production delays and a loss of future revenues and customers. Our operating results also could be adversely affected by any increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase proportionately, or in the event of a decline in demand for our products.
Our wafer fabrication facility is located in Kansas City, Missouri, while our facilities in Shanghai, China provide assembly, test and packaging capabilities. Any disruption of operations at these facilities could have a material adverse effect on our business, financial condition and results of operations.
We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.
Prices for our products tend to decrease over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of purchasing our products. To remain competitive and retain our customers and gain new ones, we must continue to reduce our costs through product and manufacturing improvements. We must also strive to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. We experienced annual decreases in average selling prices for our products of 2.4% in 2002, 1.1% in 2003, and 3.1% in 2004. At times, average selling prices for some of our standard discrete semiconductors have been below our costs. Our growth and the profit margins of our products will suffer if we cannot effectively continue to reduce our costs and keep our product prices competitive.

Risk factors

Our customer orders are subject to cancellation or modification usually with no penalty. High volumes of order cancellation or reductions in quantities ordered could adversely affect our results of operations and financial condition.
All of our customer orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally made on a purchase order basis, rather than pursuant to long-term supply contracts, and are booked from one to twelve months in advance of delivery. The rate of booking new orders can vary significantly from month to month. We and the semiconductor industry as a whole are experiencing a trend towards shorter lead-times, which is the amount of time between the date a customer places an order and the date the customer requires shipment. Furthermore, our industry is subject to rapid changes in customer outlook and periods of excess inventory due to changes in demand in the end markets our industry serves. As a result, many of our purchase orders are revised, and may be cancelled, with little or no penalty and with little or no notice. However, we must still commit production and other resources to fulfilling these orders even though they may ultimately be cancelled. If a significant number of orders are cancelled or product quantities ordered are reduced, and we are unable to timely generate replacement orders, we may build up excess inventory and our results of operations and financial condition may suffer.
New technologies could result in the development of new products by our competitors and a decrease in demand for our products, and we may not be able to develop new products to satisfy changes in demand, which could result in a decrease in net sales and loss of market share.
Our product range and new product development program is focused on discrete semiconductor products. Our failure to develop new technologies, or anticipate or react to changes in existing technologies, either within or outside of the discrete semiconductor market, could materially delay development of new products, which could result in a decrease in our net sales and a loss of market share to our competitors. The semiconductor industry is characterized by rapidly changing technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies, such as analog and digital technology that compete with, or seek to replace discrete semiconductor technology. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. We may not successfully identify new product opportunities or develop and bring new products to market or succeed in selling them into new customer applications in a timely and cost-effective manner.
Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive and, since we operate primarily in the discrete segment of the broader semiconductor industry, this may have a greater effect on us than it would if we were a broadline semiconductor manufacturer with a wider range of product types and technologies. Many of our competitors are larger and more established international companies with greater engineering and research and development resources than us. Our failure to identify or capitalize on any fundamental shifts in technologies in our product markets, relative to our competitors, could harm our business, have a material adverse effect on our competitive position within our industry and harm our relationships with our customers. In addition, to remain competitive, we must continue to reduce package sizes, improve manufacturing yields and expand our sales. We may not be able to accomplish these goals, which could harm our business.

Risk factors

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and reduction in our intellectual property rights.
The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of allegations that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages for past, present and future use of the infringing technology;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or

•	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.
We depend on third-party suppliers for timely deliveries of raw materials, parts and equipment, as well as finished products from other manufacturers, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.
Our manufacturing operations depend upon obtaining adequate supplies of raw materials, parts and equipment on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials, parts and equipment in a timely manner or if the costs of raw materials, parts or equipment were to increase significantly. Our business could also be adversely affected if there is a significant degradation in the quality of raw materials used in our products, or if the raw materials give rise to compatibility or performance issues in our products, any of which could lead to an increase in customer returns or product warranty claims. Although we maintain rigorous quality control systems, errors or defects may arise from a supplied raw material and be beyond our detection or control. Any interruption in, or change in quality of, the supply of raw materials, parts or equipment needed to manufacture our products could adversely affect our business and harm our results of operations and our reputation with our customers.
In addition, we sell finished products from other manufacturers. From time to time, such manufacturers may extend lead-times, limit supplies or increase prices due to capacity constraints or other factors. We have no long-term purchase contracts with any of these manufacturers and, therefore, have no contractual assurances of continued supply, pricing or access to finished products that we sell, and any such manufacturer could discontinue supplying to us at any time. Additionally,

Risk factors

some of our suppliers of finished products or wafers compete directly with us and may in the future choose not to supply products to us.
If we do not succeed in continuing to vertically integrate our business, we will not realize the cost and other efficiencies we anticipate and our ability to compete, profit margins and results of operations may suffer.
We are continuing to vertically integrate our business. Key elements of this strategy include continuing to expand the reach of our sales organization, expand our manufacturing capacity, expand our wafer foundry and research and development capability and expand our marketing, product development, package development and assembly/testing operations in company-owned facilities or through the acquisition of established contractors. There are certain risks associated with our vertical integration strategy, including:

•	difficulties associated with owning a manufacturing business, including, but not limited to, the maintenance and management of manufacturing facilities, equipment, employees and inventories and limitations on the flexibility of controlling overhead;

•	difficulties in continuing expansion of our operations in Asia and Europe, because of the distance from our U.S. headquarters and differing regulatory and cultural environments;

•	the need for skills and techniques that are outside our traditional core expertise;

•	less flexibility in shifting manufacturing or supply sources from one region to another;

•	even when independent suppliers offer lower prices, we would continue to acquire wafers from our captive manufacturing facility, which may result in us having higher costs than our competitors;

•	difficulties developing and implementing a successful research and development team; and

•	difficulties developing, and gaining market acceptance of, our proprietary technology.
The risks of becoming a fully integrated manufacturer are amplified in an industry-wide slowdown because of the fixed costs associated with manufacturing facilities. In addition, we may not realize the cost, operating and other efficiencies that we expect from continued vertical integration. If we fail to successfully vertically integrate our business, our ability to compete, profit margins and results of operations may suffer.
Part of our growth strategy involves identifying and acquiring companies with complementary product lines or customers. We may be unable to identify suitable acquisition candidates or consummate desired acquisitions and, if we do make any acquisitions, we may be unable to successfully integrate any acquired companies with our operations.
A significant part of our growth strategy involves acquiring companies with complementary product lines, customers or other capabilities. For example, in fiscal year 2000, we acquired FabTech, a wafer fabrication company, in order to have our own wafer manufacturing capabilities. While we do not currently have any agreements in place, or any active negotiations underway, with respect to any acquisition, we intend to continue to expand and diversify our operations by making further acquisitions. However, we may be unsuccessful in identifying suitable acquisition candidates, or we may be unable to consummate a desired acquisition. To the extent we do make acquisitions, if we are unsuccessful in integrating these companies or their operations or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not realize all of the benefits we anticipate from any such acquisitions. Some of the risks that may

Risk factors

affect our ability to integrate or realize any anticipated benefits from acquisitions that we may make include those associated with:

•	unexpected losses of key employees or customers of the acquired company;

•	bringing the acquired company’s standards, processes, procedures and controls into conformance with our operations;

•	coordinating our new product and process development;

•	hiring additional management and other critical personnel;

•	increasing the scope, geographic diversity and complexity of our operations;

•	difficulties in consolidating facilities and transferring processes and know-how;

•	difficulties in reducing costs of the acquired entity’s business;

•	diversion of management’s attention from the management of our business; and

•	adverse effects on existing business relationships with customers.
We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.
We are subject to a variety of U.S. federal, state, local and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process both in the United States where our wafer fabrication facility is located, and in China where our assembly, test and packaging facilities are located. Some of these regulations in the United States include the Federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. Any of these regulations could require us to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If we were to incur such additional expenses, our product costs could significantly increase, materially affecting our business, financial condition and results of operations. Any failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations, any of which could have a material adverse effect on our business, financial condition and results of operations. Our operations affected by such requirements include, among others: the disposal of wastewater containing residues from our manufacturing operations through publicly operated treatment works or sewer systems, and which may be subject to volume and chemical discharge limits and may also require discharge permits; and the use, storage and disposal of materials that may be classified as toxic or hazardous. Any of these may result in, or may have resulted in, environmental conditions for which we could be liable.
Some environmental laws impose liability, sometimes without fault, for investigating or cleaning up contamination on or emanating from our currently or formerly owned, leased or operated properties, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liability may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire share. In addition, the presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. Environmental requirements may also limit our ability to identify suitable sites for new or expanded plants. Although we conduct environmental due diligence on properties that we operate, our diligence may not have revealed all environmental conditions on those properties. Discovery of additional contamination for which we are responsible, the enactment of new

Risk factors

laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.
Our products may be found to be defective and, as a result, product liability claims may be asserted against us which may harm our business and our reputation with our customers.
Our products are typically sold at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. For example, our products that are incorporated into a personal computer may be sold for several cents, whereas the personal computer might be sold by the computer maker for several hundred dollars. Although we maintain rigorous quality control systems, we shipped over 7.5 billion individual semiconductor devices in 2004 to customers around the world, and in the ordinary course of our business we receive warranty claims for some of these products that are defective, or that do not perform to published specifications. Since a defect or failure in our products could give rise to failures in the end products that incorporate them (and consequential claims for damages against our customers from their customers), we may face claims for damages that are disproportionate to the revenues and profits we receive from the products involved. In addition, our ability to reduce such liabilities may be limited by the laws or the customary business practices of the countries where we do business. Even in cases where we do not believe we have legal liability for such claims, we may choose to pay for them to retain a customer’s business or goodwill or to settle claims to avoid protracted litigation. Our results of operations and business could be adversely affected as a result of a significant quality or performance issue in our products, if we are required or choose to pay for the damages that result. Although we currently have product liability insurance, we may not have sufficient insurance coverage, and we may not have sufficient resources, to satisfy all possible product liability claims. In addition, any perception that our products are defective would likely result in reduced sales of our products, loss of customers and harm to our business and reputation.
We may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate our business successfully.
Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. For example, we have faced, and continue to face, intense competition for qualified technical and other personnel in Shanghai, China, where our assembly, test and packaging facilities are located. A number of U.S. and multi-national corporations, both in the semiconductor industry and in other industries, have recently established and are continuing to establish factories and plants in Shanghai, China and the competition for qualified personnel has increased significantly as a result. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.
We may not be able to maintain our growth or achieve future growth and such growth may place a strain on our management and on our systems and resources.
Our ability to successfully grow our business within the discrete semiconductor market requires effective planning and management. Our past growth, and our targeted future growth, may place a significant strain on our management and on our systems and resources, including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to train and manage our workforce worldwide. If we are unable to effectively plan and manage our growth

Risk factors

effectively, our business and prospects will be harmed and we will not be able to maintain our profit growth or achieve future growth.
Our business may be adversely affected by obsolete inventories as a result of changes in demand for our products and change in life cycles of our products.
The life cycles of some of our products depend heavily upon the life cycles of the end products into which our are devices are designed. These types of end market products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed. In addition, some customers restrict how far back the date of manufacture for our products can be, and therefore some of our products inventory may become obsolete.
If OEMs do not design our products into their applications, a portion of our net sales may be adversely affected.
We expect an increasingly significant portion of net sales will come from products we design specifically for our customers. However, we may be unable to achieve these design wins. In addition, a design win from a customer does not necessarily guarantee future sales to that customer. Without design wins from OEMs, we would only be able to sell our products to these OEMs as a second source, which usually means we are only able to sell a limited amount of product to them. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk to an OEM. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products, if, for example, its own products are not commercially successful.
We rely heavily on our internal electronic information and communications systems, and any system outage could adversely affect our business and results of operations.
All of our operations, other than FabTech, operate on a single technology platform. To manage our international operations efficiently and effectively, we rely heavily on our Enterprise Resource Planning system, internal electronic information and communications systems and on systems or support services from third parties. Any of these systems are subject to electrical or telecommunications outages, computer hacking or other general system failure. Difficulties in upgrading or expanding our Enterprise Resource Planning system or system-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, results of operations and cash flows.
We are subject to interest rate risk which could have an adverse effect on our cost of working capital and interest expenses.
We have credit facilities with U.S. and Asian financial institutions, as well as other debt instruments, with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As of June 30, 2005, our outstanding interest-bearing debt was $9.6 million. An increase of 1.0% in interest rates would increase our annual interest rate expense by approximately $96,000.

Risk factors

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our common stock.
Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. In connection with their audit of our financial statements for 2004, our independent registered public accounting firm identified one significant deficiency in our internal controls, as well as several other deficiencies including a need for additional accounting personnel. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price.
Terrorist attacks, or threats or occurrences of other terrorist activities whether in the United States or internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.
Terrorist attacks, or threats or occurrences of other terrorist or related activities, whether in the United States or internationally, may affect the markets in which our common stock trades, the markets in which we operate and our profitability. Future terrorist or related activities could affect our domestic and international sales, disrupt our supply chains and impair our ability to produce and deliver our products. Such activities could affect our physical facilities or those of our suppliers or customers. Such terrorist attacks could cause ports or airports to or through which we ship to be shut down, thereby preventing the delivery of raw materials and finished goods to or from our manufacturing facilities in Shanghai, China or Kansas City, Missouri, or to our regional sales offices. Due to the broad and uncertain effects that terrorist attacks have had on financial and economic markets generally, we cannot provide any estimate of how these activities might affect our future results.
RISKS RELATED TO OUR INTERNATIONAL OPERATIONS
Our international operations subject us to risks that could adversely affect our operations.
We expect net sales from foreign markets to continue to represent a significant portion of our total net sales. In addition, the majority of our manufacturing facilities are located overseas in China. In 2004 and in the six months ended June 30, 2005, net sales to customers outside the United States represented 71.4% and 74.6%, respectively, of our net sales. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;

•	compliance with trade or other laws in a variety of jurisdictions;

•	trade restrictions, transportation delays, work stoppages, and economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

Risk factors

•	difficulties in collecting receivables and enforcing contracts;

•	currency exchange rate fluctuations;

•	restrictions on the transfer of funds from foreign subsidiaries to the United States;

•	the possibility of international conflict, particularly between or among China and Taiwan and the United States;

•	legal regulatory, political and cultural differences among the countries in which we do business; and

•	longer customer payment terms.
Any or all of these factors could cause harm to our business.
We have significant operations and assets in China, Taiwan and Hong Kong and, as a result, will be subject to risks inherent in doing business in those jurisdictions, which may adversely affect our financial performance.
We have a significant portion of our assets in mainland China, Taiwan and Hong Kong. Our ability to operate in China, Taiwan and Hong Kong may be adversely affected by changes in those jurisdictions’ laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. In addition, our results of operations in China, Taiwan and Hong Kong are subject to the economic and political situation there. We believe that our operations in China, Taiwan and Hong Kong are in compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.
Changes in the political environment or government policies in those jurisdictions could result in revisions to laws or regulations or their interpretation and enforcement, increased taxation, restrictions on imports, import duties or currency revaluations. In addition, a significant destabilization of relations between or among China, Taiwan or Hong Kong and the United States could result in restrictions or prohibitions on our operations or the sale of our products or the forfeiture of our assets in these jurisdictions. There can be no certainty as to the application of the laws and regulations of these jurisdictions in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. Moreover, there is a high degree of fragmentation among regulatory authorities, resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions. The possibility of political conflict between these countries or with the United States could have an adverse impact upon our ability to transact business in these jurisdictions and to generate profits.
We are subject to foreign currency risk as a result of our international operations.
We face exposure to adverse movements in foreign currency exchange rates, primarily to some Asian currencies and, to a lesser extent, the Euro. For example, many of our employees, who are located in China are paid in the Chinese Yuan and, accordingly, an increase in the value of the Yuan compared to the U.S. dollar could increase our operating expenses. In addition, we sell our products in various currencies and, accordingly, a decline in the value of any such currency against the U.S. dollar, which is our primary functional currency, could create a decrease in our net sales. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results. These currencies are principally the Chinese Yuan, the Taiwanese dollar, the Japanese Yen, the Euro and the Hong Kong dollar. The Chinese government has recently

Risk factors

taken action to permit the Yuan to U.S. dollar exchange rate to fluctuate, which may exacerbate our exposure to foreign currency risk and harm our results of operations. Currently, we do not employ hedging techniques designed to mitigate foreign currency exposures and, therefore, we could experience currency losses as these currencies fluctuate against the U.S. dollar.
We may not continue to receive preferential tax treatment in China, thereby increasing our income tax expense and reducing our net income.
As an incentive for establishing our first Shanghai-based manufacturing subsidiary, which we refer to as Diodes-China, in 1996 and in accordance with the taxation policies of China, Diodes-China, received preferential tax treatment for the years ended December 31, 1996 through 2004 and the six months ended June 30, 2005.
Diodes-China is located in the Songjiang district, where the standard central government tax rate is 24.0%. However, as an incentive for establishing Diodes-China, the earnings of Diodes-China were subject to a 0% tax rate by the central government from 1996 through 2000, and to a 12.0% tax rate from 2001 through 2004. For 2005 and future years, Diodes-China’s earnings will continue to be subject to a 12.0% tax rate provided it exports at least 70.0% of its net sales. In addition, due to a $18.5 million permanent re-investment of Diodes-China earnings in 2004, Diodes-China has applied to the Chinese government for additional preferential tax treatment on earnings that are generated by this $18.5 million investment. If approved, those earnings will be exempted from central government income tax for two years, and then subject to a 12.0% tax rate for the following three years.
In addition, the earnings of Diodes-China would ordinarily be subject to a standard local government tax rate of 3.0%. However, as an incentive for establishing Diodes-China the local government waived this tax from 1996 through the first six months of 2005. Management expects this tax to be waived for at least the remainder of 2005, however, the local government can re-impose this tax at any time in its discretion.
In 2004, we established our second Shanghai-based manufacturing facility, Diodes-Shanghai, located in the Songjiang Export Zone of Shanghai, China. In the Songjiang Export Zone, the central government standard tax rate is 15.0%. There is no local government tax. During 2004, Diodes-Shanghai earnings were subject to the standard 15.0% central government tax rate. As an incentive for establishing Diodes-Shanghai, for 2005 and 2006 the earnings of Diodes-Shanghai are exempted from central government income tax, and for the years 2007 through 2009 its earnings will be subject to a 7.5% tax rate. From 2010 onward, provided that Diodes-Shanghai exports over 70.0% of its net sales, its earnings will be subject to a 10.0% tax rate.
We may not be able to continue receiving this preferential tax treatment, which may cause an increase in our income tax expense, thereby reducing our net income.
The distribution of any earnings of our foreign subsidiaries to the United States may be subject to U.S. income taxes, thus reducing our net income.
We are currently planning, and may in the future plan, to distribute earnings of our foreign subsidiaries from Asia to the United States. We may be required to pay U.S. income taxes on these earnings to the extent we have not previously recorded deferred U.S. taxes on such earnings. Any such taxes would reduce our net income in the period in which these earnings are distributed.
On October 22, 2004, the American Jobs Creation Act, or AJCA, was signed into law. Among other items, the AJCA establishes a phased repeal of the extraterritorial income exclusion, a new incentive tax deduction for U.S. corporations to repatriate cash from foreign subsidiaries equal to 85.0% of cash

Risk factors

dividends received in the year elected that exceeds a base-period amount, and significantly revises the taxation of U.S. companies doing business abroad.
In December 2004, we estimated that we would repatriate a minimum of $8.0 million of cash from our subsidiaries in China and Hong Kong under the AJCA, and recorded a corresponding income tax expense in 2004 of approximately $1.3 million. Under the AJCA guidelines, we are developing a domestic reinvestment plan, covering items such as our U.S. credit agreement repayment, U.S. capital expenditures and U.S. research and development activities, among others, to utilize the $8.0 million dividend repatriation. In addition, we are completing a quantitative analysis of the benefits of the AJCA, the foreign tax credit implications, and state and local tax consequences of a dividend from our foreign subsidiaries to us, to maximize the tax benefits of such a dividend in 2005. In the six months ended June 30, 2005, we accrued $370,000 for U.S. taxes in connection with a potential increase in the planned $8.0 million dividend to be received from our Asian subsidiaries in accordance with the AJCA. We are currently evaluating the benefits of further increasing the dividend, including the additional associated income tax expense.
We are also evaluating the need to provide additional deferred taxes for the future earnings of Diodes-China, Diodes-Shanghai and Diodes-Hong Kong, to the extent such earnings may be appropriated for distribution to us in the United States, and as further investment strategies with respect to foreign earnings are determined. Should our U.S. cash requirements exceed the cash that is available to us from our U.S. operations or under our U.S. credit facilities, cash can be obtained from our foreign subsidiaries. However, the distribution of unappropriated funds to the United States in excess of that which has already been taxed in the United States will require the recording of U.S. federal and state income tax by the U.S. entity receiving such funds, thus reducing our net income in the period any such distribution is made.
RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK
Variations in our quarterly operating results may cause our stock price to be volatile.
We may experience, substantial variations in net sales and operating results from quarter to quarter. We believe that the factors that influence this variability of quarterly results include:

•	general economic conditions in the countries where we sell our products;

•	seasonality and variability in the computing and communications market and our other end markets;

•	the timing of our and our competitors’ new product introductions;

•	product obsolescence;

•	the scheduling, rescheduling and cancellation of large orders by our customers;

•	the cyclical nature of demand for our customers’ products;

•	our ability to develop new process technologies and achieve volume production at our fabrication facilities;

•	changes in manufacturing yields;

•	adverse movements in exchange rates, interest rates or tax rates; and

•	the availability of adequate supply commitments from our outside suppliers or subcontractors.
Accordingly, a comparison of our results of operations from period to period is not necessarily meaningful to investors and our results of operations for any period do not necessarily indicate future performance. Variations in our quarterly results may trigger volatile changes in our stock price.

Risk factors

We may enter into future acquisitions and take certain actions in connection with such acquisitions which could affect the price of our common stock.
As part of our growth strategy, we expect to review acquisition prospects that would implement our vertical integration strategy or offer other growth opportunities. While we have no current agreements and no active negotiations underway with respect to any acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

•	use a significant portion of our available cash;

•	issue equity securities, which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	incur or assume contingent liabilities, known or unknown;

•	incur amortization expenses related to intangibles; and

•	incur large, immediate accounting write-offs.
Such actions by us could harm our results from operations and adversely affect the price of our common stock.
Our directors, executive officers and significant stockholders hold a substantial portion of our common stock, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.
After giving effect to this offering, our directors, executive officers and our affiliate, Lite-On Semiconductor, will beneficially own 32.3% of our outstanding common stock, including options to purchase shares of our common stock that are exercisable within 60 days of August 15, 2005. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.
After giving effect to this offering, Lite-On Semiconductor, our largest stockholder, will own 23.5% of our common stock. Some of our directors and executive officers may have potential conflicts of interest because of their positions with Lite-On Semiconductor or their ownership of Lite-On Semiconductor common stock. Some of our directors are Lite-On Semiconductor directors and officers, and our non-employee Chairman of our Board of Directors is Chairman of the board of Lite-On Semiconductor. Several of our directors and executive officers own Lite-On Semiconductor common stock and hold options to purchase Lite-On Semiconductor common stock. Service on our Board of Directors and as a director or officer of Lite-On Semiconductor, or ownership of Lite-On Semiconductor common stock by our directors and executive officers, could create, or appear to create, actual or potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Lite-On Semiconductor. For example, potential conflicts could arise in connection with decisions involving the common stock issued to Lite-On Semiconductor, or under the other agreements we may enter into with Lite-On Semiconductor. In 2004 and the six months ended June 30, 2005, Lite-On Semiconductor was our largest external supplier of discrete semiconductor products for subsequent sale by us. In 2004 and the six months ended June 30, 2005, approximately 17.2% and 14.6%, respectively, of our net sales were from products manufactured by Lite-On Semiconductor. In addition to being our largest external supplier of finished products in each of these periods, we sold silicon wafers to Lite-On Semiconductor totaling 9.9% and 9.6%, respectively, of our net sales during such periods, making Lite-On Semiconductor our largest customer.

Risk factors

We may have difficulty resolving any potential conflicts of interest with Lite-On Semiconductor, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.
Our early corporate records are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our common stock purporting to arise during periods for which our records are incomplete.
We were formed in 1959 under the laws of California and reincorporated in Delaware in 1969. We have had several transfer agents over the past 45 years. In addition, our early corporate records, including our stock ledger, are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our common stock purporting to arise during periods for which our records are incomplete.
We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.
We will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we will use the proceeds effectively. We currently intend to use the net proceeds for working capital and other general corporate purposes, including acquisitions. We have not finalized yet the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.
The future sale of our common stock could negatively affect our stock price after this offering.
After this offering, based on the number of outstanding shares as of August 15, 2005, we will have approximately 16,370,683 shares of common stock outstanding. Sales of a substantial number of our shares of common stock in the public market following this offering or the expectation of such sales could cause the market price of our common stock to decline. All the shares sold in this offering will be freely tradeable, except that any shares purchased by our affiliates will remain subject to certain restrictions.
Lite-On Semiconductor, the selling stockholder in this offering, and our largest stockholder, will own 23.5% of our common stock after this offering. Any future sales of our common stock by Lite-On Semiconductor, or a perception among investors that such sales may occur, could negatively affect the price of our common stock.

Special note regarding forward-looking statements
Many of the statements included in this prospectus contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as “may,” “will,” “could,” “should,” “potential,” “continue,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in “Risk factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in our annual, quarterly and other reports we will file with the Securities and Exchange Commission, or SEC, after the date of this prospectus. See “Where you can find additional information.”
Industry data
This prospectus includes statistical data about the semiconductor industry that comes from Gartner, Inc., an independent industry research firm. All semiconductor market data attributed to Gartner are taken from the “Forecast: Semiconductor, Worldwide, 2002-2010 (3Q05 Update)” report published August 15, 2005, except for: 1998 discrete semiconductor segment data is taken from the “Worldwide Semiconductor Market Trends: Discretes, 2003” report published August 7, 2003; and 2000 through 2001 overall semiconductor industry data is taken from the “Semiconductor Forecast Worldwide — Forecast Database” report published August 15, 2005. This type of data represents the estimates of Gartner only and data from Gartner is specifically referenced each time it is used.

Use of proceeds
We estimate that the net proceeds to us from the sale of 1,750,000 shares of common stock that we are offering will be approximately $           million after the payment of underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering to be approximately $          . We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholder.
We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including acquisitions. We have no current agreements or commitments with respect to any acquisition, and we currently are not engaged in negotiations with respect to any acquisition. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.
Pending application of the net proceeds, as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.
Market price of common stock
Our common stock is listed on the Nasdaq National Market under the symbol “DIOD”. The following table sets forth the quarterly range of high and low reported sale prices of our common stock on the Nasdaq National Market for the periods indicated:

	Common stock price

	High	Low

Year ended December 31, 2003
First quarter	$8.40	$6.25
Second quarter	14.63	7.01
Third quarter	16.60	11.79
Fourth quarter	21.75	13.41
Year ended December 31, 2004
First quarter	$26.96	$18.93
Second quarter	25.25	20.15
Third quarter	26.20	16.15
Fourth quarter	29.66	21.50
Year ending December 31, 2005
First quarter	$27.86	$19.07
Second quarter	33.85	24.70
Third quarter (through September 7, 2005)	38.80	30.80
On November 25, 2003, we effected a three-for-two stock split in the form of a 50% stock dividend. The sale prices above prior to such date have been adjusted to reflect the stock split.
On September 7, 2005, the last sale price per share for our common stock as reported on the Nasdaq National Market was $37.92 per share. As of August 15, 2005, there were 593 holders of record of our common stock.
Dividend policy
We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the near future. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our Board of Directors, including any contractual or statutory restrictions on our ability to pay dividends.

Capitalization
The following table sets forth our cash and capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance of 1,750,000 shares of common stock by us in this offering, resulting in estimated proceeds of $ , after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
You should read this table together with “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2005

	Actual	As adjusted

	(in thousands, except share
	and per share data,
	unaudited)
Cash and cash equivalents	$33,014	$

Long-term debt, including current portion	$10,768		$10,768
Stockholders’ equity:
Preferred stock, par value $1.00 per share, 1,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—		—
Common stock, par value $0.66 2/3 per share, 30,000,000 shares authorized, 16,185,552 shares issued, actual; 30,000,000 shares authorized, 17,935,552 shares issued, as adjusted	10,791
Additional paid-in capital	26,946
Retained earnings	96,235		96,235
Less: Treasury stock— 1,613,508 shares of common stock, at cost	1,782		1,782
Less: Accumulated other comprehensive income	(803)		(803)

Total stockholders’ equity	132,993

Total capitalization	$176,775	$

The table above excludes:

•	2,409,922 shares of common stock issuable after the completion of this offering upon the exercise of outstanding stock options under our stock incentive plans at a weighted average exercise price of $11.78 per share;

•	208,542 shares of common stock issuable upon vesting of outstanding restricted stock awards; and

•	571,462 shares of common stock available for future grants under our stock incentive plans.

Selected historical consolidated financial data
The following table presents our summary historical consolidated financial data for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004, and for the six months ended June 30, 2004 and 2005. Our consolidated statements of income data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of income data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated balance sheet data as of June 30, 2005 and our consolidated statement of income for each of the six-month periods ended June 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and which, in our opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. These historical results are not necessarily indicative of results to be expected for any future period. You should read this information together with “Summary historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

						Six months
	Year ended December 31,					ended June 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data)
Consolidated statement of income data:
Net sales	$116,079	$93,210	$115,821	$136,905	$185,703	$88,442	$99,198
Cost of goods sold	78,652	79,031	89,111	100,377	124,968	60,664	65,105

Gross profit	37,427	14,179	26,710	36,528	60,735	27,778	34,093
Operating expenses:
Selling, general and administrative	18,814	13,711	16,228	19,586	23,503	11,908	13,888
Research and development	141	592	1,472	2,049	3,422	1,562	1,750
Impairment of fixed assets	—	—	—	1,000	—	—	—
Loss (gain) on sale of fixed assets	—	8	43	37	14	15	(105)

Total operating expenses	18,955	14,311	17,743	22,672	26,939	13,485	15,533

Income (loss) from operations	18,472	(132)	8,967	13,856	33,796	14,293	18,560
Interest expense, net	940	2,074	1,183	860	637	327	234
Other income (expense)	501	785	67	(5)	(418)	(124)	(21)
Income (loss) before taxes and minority interest	18,033	(1,421)	7,851	12,991	32,741	13,842	18,305
Income tax benefit (provision)	(2,496)	1,769	(1,729)	(2,460)	(6,514)	(2,543)	(2,903)
Minority interest in earnings of joint venture	(642)	(224)	(320)	(436)	(676)	(319)	(497)

Net income	$14,895	$124	$5,802	$10,095	$25,551	$10,980	$14,905

Earnings per share(1):
Basic	$1.23	$0.01	$0.47	$0.79	$1.91	$0.83	$1.04
Diluted	$1.08	$0.01	$0.44	$0.70	$1.65	$0.72	$0.93
Number of shares used in computation(1):
Basic	12,107	12,216	12,277	12,731	13,404	13,181	14,319
Diluted	13,833	13,322	13,297	14,406	15,471	15,306	16,071
Consolidated statement of cash flows data:
Cash flow from operating activities	10,208	14,938	19,990	18,821	29,300	13,781	24,138
Cash used in investing activities	(21,389)	(8,477)	(6,774)	(15,289)	(26,133)	(10,245)	(6,845)
Cash flow from (used in) financing activities	12,100	(2,485)	(13,995)	1,862	2,163	(1,890)	(3,477)
Other data:
EBITDA(2)	$23,334	$9,099	$18,461	$24,488	$45,875	$19,995	$25,855
Footnotes on following page.

Selected historical consolidated financial data

	As of December 31,					As of June 30,

Consolidated balance sheet data:	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands)
Cash and cash equivalents	$4,476	$8,103	$7,284	$12,847	$18,970	$14,586	$33,014
Working capital	17,291	19,798	20,830	27,154	49,571	33,083	66,451
Total assets	112,950	103,258	105,010	123,795	167,801	143,033	186,380
Current portion of long-term debt	14,860	8,333	5,833	5,833	3,514	4,167	6,891
Long-term debt, net of current portion	15,997	21,164	12,583	6,750	7,833	5,500	3,877
Total liabilities	61,697	52,134	47,331	52,345	55,653	56,707	53,387
Total stockholders’ equity	51,253	51,124	57,679	71,450	112,148	86,326	132,993

(1)	Adjusted for the effect of 3-for-2 stock splits in July 2000 and November 2003.

(2)	EBITDA represents earnings before net interest expense, income tax provision, depreciation and amortization. Our management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in evaluating companies in our industry. In addition, our management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a measure to evaluate the performance of our business. However, EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, income from operations and net income, each as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirements such as a tax and debt service payments.

						Six months ended
	Year ended December 31,					June 30,

Reconciliation of net income to EBITDA:	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands)
Net income	$14,895	$124	$5,802	$10,095	$25,551	$10,980	$14,905
plus:
Interest expense, net	940	2,074	1,183	860	637	327	234
Income tax provision (benefit)	2,496	(1,769)	1,729	2,460	6,514	2,543	2,903
Depreciation and amortization	5,003	8,670	9,747	11,073	13,173	6,145	7,813

EBITDA	$23,334	$9,099	$18,461	$24,488	$45,875	$19,995	$25,855

Management’s discussion and analysis of financial condition and results of operations
The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk factors.”
OVERVIEW
We are a global supplier of discrete semiconductor products. We design, manufacture and market discrete semiconductors focused on diverse end-use applications in the consumer electronics, computing, industrial, communications and automotive sectors. Discrete semiconductors, which provide electronic signal amplification and switching functions, are basic building-block electronic components that are incorporated into almost every electronic device. We believe that our focus on discrete semiconductors provides us with a meaningful competitive advantage relative to broadline semiconductor companies that provide a wider range of semiconductor products.
We are headquartered in Westlake Village, California, near Los Angeles. Our manufacturing facilities are located in Shanghai, China; our wafer fabrication facility is in Kansas City, Missouri; and our sales and marketing and logistical centers are located in Taipei, Taiwan; Shanghai and Shenzhen, China; and Hong Kong. We also have regional sales offices or representatives in: Derbyshire, England; Toulouse, France; Frankfurt, Germany; and various cities in the United States.
In 1998, we began to transform our business from the distribution of discrete semiconductors manufactured by others to the design, manufacture and marketing of discrete semiconductor products using our internal manufacturing capabilities. The key elements of our strategy of transforming our business from a distribution-based model to one primarily based on the design and manufacture of proprietary products are:

•	expanding our manufacturing capacity, including establishing integrated state-of-the-art packaging and testing facilities in Asia, in 1998 and 2004, and acquiring a wafer foundry in the United States in 2000;

•	expanding our sales and marketing organization in Asia in order to address the shift of manufacturing of electronics products from the United States to Asia;

•	establishing our sales and marketing organization in Europe commencing in 2002; and

•	expanding the number of our field application engineers to design our products into specific end-user applications.
In implementing this strategy, the following factors have affected, and, we believe, will continue to affect, our results of operations:

•	Since 1998, we have experienced increases in the demand for our products, and substantial pressure from our customers and competitors to reduce the selling price of our products. We expect future increases in net income to result primarily from increases in sales volume and improvements in product mix in order to offset reduced average selling prices of our products.

•	In 2004 and the six months ended June 30, 2005, 14.3% and 15.8%, respectively, of our net sales derived from products introduced within the last three years, which we term new products, compared to 12.1% in 2003. New products generally have gross profit margins that are higher

Management’s discussion and analysis of financial condition and results of operations than the margins of our standard products. We expect net sales derived from new products to increase in absolute terms, although our net sales of new products as a percentage of our net sales will depend on the demand for our standard products, as well as our product mix.

•	Our gross profit margin was 34.4% in the six months ended June 30, 2005, compared to 32.7% in 2004 and 26.7% in 2003. This improvement in our gross margin was due to improvements in product mix, as well as increases in wafer and packaging yields, reductions in manufacturing costs and increases in capacity utilization. We expect only modest improvements in yields and capacity utilization in the future and, as a result, future gross profit margins will depend primarily on our product mix, as well as on the demand for our product.

•	As of June 30, 2005, we had invested approximately $83.0 million in our Asian manufacturing facilities. For the six months ended June 30, 2005, we invested approximately $6.0 million in our Asian manufacturing facilities and expect to invest an additional $9.0 to $11.0 million in these facilities for the remainder of 2005. We expect to continue to invest in our manufacturing facilities, although the amount to be invested will depend on product demand and new product developments.

•	In the six months ended June 30, 2005, the percentage of our net sales derived from our Asian subsidiaries was 64.7%, compared to 59.1% in 2004 and 55.5% in 2003. We expect our net sales to the Asian market to continue to increase as a percentage of our total net sales for the remainder of 2005 and 2006 as a result of the continuing shift of the manufacture of electronic products from the United States to Asia.

•	We have increased research and development expenses from $2.0 million, or 1.5% of net sales, in 2003 to $3.4 million, or 1.8% of net sales in 2004. We continue to seek to hire qualified engineers who fit our focus on proprietary discrete processes and packaging technologies. Our goal is to expand research and development expenses to approximately 3.0% of net sales as we bring additional proprietary devices to the market.
In addition, as part of our growth strategy, we may pursue acquisitions of complementary businesses, technologies or product lines.
Financial operations overview
Net sales
We generate a substantial portion of our net sales through the sale of discrete semiconductor products, designed and manufactured by us or third parties. We also generate a portion of our net sales from outsourcing manufacturing capacity to third parties and from the sale of silicon wafers to manufacturers of discrete semiconductor components. We serve customers across diversified industry segments, including the consumer electronics, computing, industrial, communications and automotive markets.
We recognize revenue from product sales when title to and risk of loss of the product have passed to the customer, there is persuasive evidence of an arrangement, the sale price is fixed or determinable and collection of the related receivable is reasonably assured. These criteria are generally met upon shipment to our customers. Net sales is stated net of reserves for pricing adjustments, discounts, rebates and returns.
The principal factors that have affected or could affect our net sales from period to period are:

•	the condition of the economy in general and of the semiconductor industry in particular;

•	our customers’ adjustments in their order levels;

Management’s discussion and analysis of financial condition and results of operations

•	changes in our pricing policies or the pricing policies of our competitors or suppliers;

•	the termination of key supplier relationships;

•	the rate of introduction to, and acceptance of new products by, our customers;

•	our ability to compete effectively with our current and future competitors;

•	our ability to enter into and renew key corporate and strategic relationships with our customers, vendors and strategic alliances;

•	changes in foreign currency exchange rates;

•	a major disruption of our information technology infrastructure; and

•	unforeseen catastrophic events, such as armed conflict, terrorism, fires, typhoons and earthquakes.
Cost of goods sold
Cost of goods sold includes manufacturing costs for our discrete semiconductors and our wafers. These costs include raw materials used in our manufacturing processes as well as the labor costs and overhead expenses. Cost of goods sold is also impacted by yield improvements, capacity utilization and manufacturing efficiencies. Cost of goods sold also includes cost of products that we purchase from other manufacturers and sell to our customers. Cost of goods sold is also affected by inventory obsolescence if our inventory management is not efficient.
Selling, general and administrative expenses
Selling, general and administrative expenses relate primarily to compensation and associated expenses for personnel in general management, sales and marketing, information technology, engineering, human resources, procurement, planning and finance, and sales commissions, as well as outside legal, accounting and consulting expenses, and other operating expenses. We expect our selling, general and administrative expenses to increase in absolute dollars as we hire additional personnel and expand our sales, marketing and engineering efforts and information technology infrastructure.
Research and development expenses
Research and development expenses consist of compensation and associated costs of employees engaged in research and development projects, as well as materials and equipment used for these projects. Research and development expenses are associated with our wafer facility in Kansas City, Missouri and our manufacturing facilities in China, as well as our engineers in our U.S. headquarters.
All research and development expenses are expensed as incurred, and we expect our research and development expenses to increase in absolute dollars as we invest in new technologies and product lines.
Interest expense, net
Interest expense consists of interest payable on our outstanding credit facilities and other debt instruments. Interest income consists of interest earned on our cash balances.
Income tax provision
Our global presence requires us to pay income taxes in a number of jurisdictions. In general, earnings in the United States and Taiwan are currently subject to tax rates of 39.0% and 35.0%, respectively. Earnings of Diodes-Hong Kong are currently subject to a 17.5% tax for local sales and/or local source

Management’s discussion and analysis of financial condition and results of operations sales, all other sales are foreign income tax-free. Earnings at Diodes-Taiwan and Diodes-Hong Kong are also subject to U.S. taxes with respect to those earnings that are derived from product manufactured by our China subsidiaries and sold to customers outside of Taiwan and Hong Kong, respectively. The U.S. tax rate on these earnings is computed as the difference between the foreign effective tax rates and the U.S. tax rate. In accordance with U.S. tax law, we receive credit against our U.S. federal tax liability for income taxes paid by our foreign subsidiaries.
As an incentive for establishing Diodes-China in 1996, and in accordance with the current taxation policies of China, Diodes-China, received preferential tax treatment for the years ended December 31, 1996 through 2004 and the six months ended June 30, 2005.
Diodes-China is located in the Songjiang district, where the standard central government tax rate is 24.0%. However, as an incentive for establishing Diodes-China, the earnings of Diodes-China were subject to a 0% tax rate by the central government from 1996 through 2000, and to a 12.0% tax rate from 2001 through 2004. For 2005 and future years, Diodes-China’s earnings will continue to be subject to a 12.0% tax rate provided it exports at least 70.0% of its net sales. In addition, due to a $18.5 million permanent re-investment of Diodes-China earnings in 2004, Diodes-China has applied to the Chinese government for additional preferential tax treatment on earnings that are generated by this $18.5 million investment. If approved, those earnings will be exempted from central government income tax for two years, and then subject to a 12.0% tax rate for the following three years.
In addition, the earnings of Diodes-China would ordinarily be subject to a standard local government tax rate of 3.0%. However, as an incentive for establishing Diodes-China the local government waived this tax from 1996 through the first six months of 2005. Management expects this tax to be waived for at least the remainder of 2005, however, the local government can re-impose this tax at any time in its discretion.
In 2004, we established Diodes-Shanghai located in the Songjiang Export Zone of Shanghai, China. In the Songjiang Export Zone, the central government standard tax rate is 15.0%. There is no local government tax. During 2004, Diodes-Shanghai earnings were subject to the standard 15.0% central government tax rate.
As an incentive for establishing Diodes-Shanghai, for 2005 and 2006, the earnings of Diodes-Shanghai are exempted from central government income tax, and for the years 2007 through 2009 its earnings will be subject to a 7.5% tax rate. From 2010 onward, provided that Diodes-Shanghai exports over 70.0% of its net sales, the earnings will be subject to a 10.0% tax rate. We currently intend to maintain this volume of exports in the future.
On October 22, 2004, the American Jobs Creation Act, or AJCA, was signed into law. Among other items, the AJCA establishes a phased repeal of the extraterritorial income exclusion, a new incentive tax deduction for U.S. corporations to repatriate cash from foreign subsidiaries equal to 85.0% of cash dividends received in the year elected that exceeds a base-period amount, and significantly revises the taxation of U.S. companies doing business abroad.
In December 2004, we estimated that we would repatriate a minimum of $8.0 million of cash from our subsidiaries in China and Hong Kong under the AJCA, and recorded a corresponding income tax expense in 2004 of approximately $1.3 million. Under the AJCA guidelines, we are developing a domestic reinvestment plan, covering items such as our U.S. credit agreement repayment, U.S. capital expenditures and U.S. research and development activities, among others, to utilize the $8.0 million dividend repatriation. In addition, we are completing a quantitative analysis of the benefits of the AJCA, the foreign tax credit implications, and state and local tax consequences of a dividend from our foreign subsidiaries to us, to maximize the tax benefits of such a dividend in 2005. In the six months ended June 30, 2005, we accrued $370,000 for U.S. taxes in connection with a potential increase in

Management’s discussion and analysis of financial condition and results of operations the planned $8.0 million dividend to be received from our Asian subsidiaries in accordance with the AJCA. We are currently evaluating the benefits of further increasing the dividend, including the additional associated income tax expense.
We are also evaluating the need to provide additional deferred taxes for the future earnings of Diodes-China, Diodes-Shanghai and Diodes-Hong Kong to the extent such earnings may be appropriated for distribution to us in the United States, and as further investment strategies with respect to foreign earnings are determined. Should our U.S. cash requirements exceed the cash that is available to us from our U.S. operations or under our U.S. credit facilities, cash can be obtained from our foreign subsidiaries. However, the distribution of unappropriated funds to the United States in excess of that which has already been taxed in the United States will require the recording of U.S. federal and state income tax by the U.S. entity receiving such funds, thus reducing our net income in the period any such distribution is made.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, inventory reserves and income taxes, among others. Our estimates are based upon historical experiences, market trends and financial forecasts and projections, and upon various other assumptions that management believes to be reasonable under the circumstances and at that certain point in time. Actual results may differ, significantly at times, from these estimates under different assumptions or conditions.
We believe the following critical accounting policies and estimates affect the significant estimates and judgments we use in the preparation of our consolidated financial statements, and may involve a higher degree of judgment and complexity than others.
Revenue recognition
We recognize revenue when there is persuasive evidence that an arrangement exists, when delivery has occurred, when our price to the buyer is fixed or determinable and when collectibility of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when our product is shipped.
We reduce revenue in the period of sale for estimates of product returns, distributor price adjustments and other allowances, the majority of which are related to our North American operations. Our reserve estimates are based upon historical data as well as projections of revenues, distributor inventories, price adjustments, average selling prices and market conditions. Actual returns and adjustments could be significantly different from our estimates and provisions, resulting in an adjustment to revenues.
Inventory reserves
Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method. On an on-going basis, we evaluate our inventory, both finished goods and raw material, for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item, as well as raw material usage related to our manufacturing facilities. Based upon this analysis, as well as an inventory aging analysis, we accrue a reserve for obsolete and slow-moving inventory. If future demand or market conditions are different than our

Management’s discussion and analysis of financial condition and results of operations current estimates, an inventory adjustment may be required, and would be reflected in cost of goods sold in the period the revision is made.
Accounting for income taxes
As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities. Management continually evaluates its deferred tax asset as to whether it is likely that the deferred tax assets will be realized. If management ever determined that our deferred tax asset was not likely to be realized, a write-down of the asset would be required and would be reflected as an expense in the accompanying period.
Allowance for doubtful accounts
Management evaluates the collectability of our accounts receivable based upon a combination of factors, including the current business environment and historical experience. If we are aware of a customer’s inability to meet its financial obligations to us, we record an allowance to reduce the receivable to the amount we reasonably believe we will be able to collect from the customer. For all other customers, we record an allowance based upon the amount of time the receivables are past due. If actual accounts receivable collections differ from these estimates, an adjustment to the allowance may be necessary with a resulting effect on operating expense.
Impairment of long-lived assets
As of December 31, 2004, goodwill was $5.1 million ($4.2 million related to the FabTech acquisition, and $881,000 related to Diodes-China). Beginning in fiscal 2002 with the adoption of SFAS No. 142 (“Goodwill and Other Intangible Assets”), goodwill is no longer amortized, but instead tested for impairment at least annually. As a result of our adoption of SFAS No. 142, we performed the required impairment tests of goodwill annually and have determined that the goodwill is fully recoverable.
We assess the impairment of long-lived assets, including goodwill, on an on-going basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our impairment review process is based upon (1) an income approach from a discounted cash flow analysis, which uses our estimates of revenues, costs and expenses, as well as market growth rates, and (2) a market multiples approach which measures the value of an asset through an analysis of recent sales or offerings or comparable public entities. If ever the carrying value of the goodwill is determined to be less than the fair value of the underlying asset, a write-down of the asset will be required, with the resulting expense charged in the period that the impairment was determined.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS
The following table sets forth the items in our consolidated income statements as a percentage of net sales for the periods presented.

				Six months
				ended
	Year ended December 31,			June 30,

Consolidated statements of income data:	2002	2003	2004	2004	2005

				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	76.9	73.3	67.3	68.6	65.6

Gross profit	23.1	26.7	32.7	31.4	34.4

Selling, general and administrative expenses	14.0	14.3	12.7	13.5	14.0
Research and development expenses	1.3	1.5	1.8	1.8	1.8
Impairment of fixed assets	—	0.8	—	—	—
Gain on disposal of fixed assets	—	—	—	—	0.1
Income from operations	7.7	10.1	18.2	16.2	18.7

Interest expense, net	1.0	0.6	0.3	0.4	0.2
Other (income) expense	(0.1)	—	0.2	0.1	—
Income before taxes and minority interest	6.8	9.5	17.7	15.7	18.5

Income tax provision	1.5	1.8	3.5	2.9	2.9
Minority interest in earnings of joint venture	0.3	0.3	0.4	0.4	0.5

Net income	5.0%	7.4%	13.8%	12.4%	15.0%

Six months ended June 30, 2005 compared to six months ended June 30, 2004
Net sales
Net sales increased approximately $10.8 million, or 12.2%, for the six months ended June 30, 2005, compared to the same period in 2004, due primarily to an approximately 27.8% increase in units sold as a result of increased demand, primarily in Asia. Our average selling prices, for discrete devices decreased approximately 6.9% from the same period in 2004 due primarily to product mix changes. Average selling prices for wafer products decreased approximately 9.9% from the same period last year due primarily to market pricing pressure.
The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is shipped:

	Net sales
	six months		Percentage of
	ended June 30,		net sales

	2004	2005	2004	2005

	(dollars in thousands)
Taiwan	$23,464	$33,606	26.5%	33.9%
China	19,161	25,535	21.7	25.7
United States	25,550	25,157	28.9	25.4
Korea	8,577	5,225	9.7	5.3
Singapore	5,319	4,494	6.0	4.5
All others	6,371	5,181	7.2	5.2

Total	$88,442	$99,198	100.0%	100.0%

Management’s discussion and analysis of financial condition and results of operations

Cost of goods sold
Cost of goods sold increased approximately $4.4 million, or 7.3%, for the six months ended June 30, 2005, compared to the same period in 2004. As a percent of net sales, cost of goods sold decreased to 65.6% for the six months ended June 30, 2005 from 68.6% for the same period in 2004. Our average unit cost for discrete devices decreased approximately 8.5% in the six months ended June 30, 2005 from the same period in 2004. Average unit cost for wafer products decreased approximately 6.2% in the six months ended June 30, 2005 from the same period in 2004. This decrease was due primarily to improved manufacturing efficiencies.
Gross profit
Gross profit for the six months ended June 30, 2005 increased approximately $6.3 million, or 22.7%, compared to the same period in 2004. Of the $6.3 million increase, approximately $3.4 million was due to the 12.1% increase in net sales, while $2.9 million was due to the increase in gross margin percentage to 34.4% from 31.4%. The higher gross margin percentage was due primarily to improved product sales mix, increased capacity utilization and manufacturing efficiencies, partially offset by pricing pressure on our wafer products.
Selling, general and administrative expenses
Selling, general and administrative expenses for the six months ended June 30, 2005 increased approximately $2.0 million, or 16.6%, compared to the same period in 2004, due primarily to (1) audit and legal expenses associated with Sarbanes-Oxley Act compliance, (2) a $358,000 expense relating to share inducement grants made to Dr. Keh-Shew Lu, our President and Chief Executive Officer, and C.H. Chen, our Vice Chairman, (3) higher sales commissions, wages and marketing expenses associated with increased sales and (4) consulting expenses associated with the upgrade to our Enterprise Resource Planning system.
Selling, general and administrative expenses, as a percentage of net sales, was 14.0% for the six months ended June 30, 2005, compared to 13.5% in the same period in 2004.
Research and development expenses
Research and development expenses for the six months ended June 30, 2005 increased 12.0% to $1.8 million from $1.6 million in the same period in 2004, although as a percentage of net sales they remained unchanged at 1.8%. Research and development expenses were primarily related to increasing our manufacturing and packaging capability.
Gain on sale of fixed assets
Gain on sale of fixed assets of $105,000 for the six months ended June 30, 2005 was due primarily to a gain on the termination of two capital leases in China.
Interest expense, net
Net interest expense for the six months ended June 30, 2005 decreased approximately $93,000, or 28.4%, compared to the same period in 2004, due primarily to a reduction in our total debt from $17.5 million at June 30, 2004 to $10.8 million at June 30, 2005. Our interest expense has been primarily the result of borrowings to finance the FabTech acquisition in 2000, as well as our ongoing investment in, and expansion of, our Diodes-China and Diodes-Shanghai manufacturing facilities.

Management’s discussion and analysis of financial condition and results of operations

Other expense
Other expense for the six months ended June 30, 2005 decreased $103,000, compared to the same period in 2004, due primarily to lower currency exchange losses in Taiwan as well as the expiration of management incentive agreements associated with the FabTech acquisition.
Income tax provision
We recognized income tax expense of $2.9 million for the six months ended June 30, 2005, resulting in an effective tax rate of 15.9%, as compared to 18.4% for the same period in 2004, due primarily to an increase in profits earned in lower tax rate jurisdictions. For the six months ended June 30, 2005, we accrued an additional $370,000 for taxes on an increase of a planned $8.0 million dividend to be paid to us by our Asian subsidiaries in accordance with the provisions of the AJCA. We are evaluating the benefits of further increasing this dividend and the additional income tax expense associated with such increase.
Minority interest in joint venture earnings
Minority interest in joint venture earnings represents the minority investor’s share of the income of Diodes-China and Diodes-Shanghai for the relevant period. We established Diodes-Shanghai in 2004. The increase in these subsidiaries’ income for the six months ended June 30, 2005 is primarily the result of increased sales, and manufacturing efficiencies. As of June 30, 2005, we had a 95.0% controlling interest in each of these subsidiaries.
Net income
We generated net income of $14.9 million (or $1.04 basic earnings per share and $0.93 diluted earnings per share) for the six months ended June 30, 2005, as compared to $11.0 million (or $0.83 basic earnings per share and $0.72 diluted earnings per share) for the same period in 2004. This 35.7% increase in net income is due primarily to the 12.2% net sales increase to an average gross profit margin of 34.4% for the six months ended June 30, 2005, compared to an average gross profit margin of 31.4% in the same period in 2004.
Year ended December 31, 2004 compared to year ended December 31, 2003
Net sales
Net sales for 2004 increased $48.8 million to $185.7 million, from $136.9 million for 2003. The 35.6% increase was due primarily to an approximately 40.0% increase in units sold as a result of increased demand for our products, as well as an improved product mix, offset in part by a 9.1% decrease in average selling prices for wafers.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is shipped:

	Net sales year ended		Percentage of
	December 31,		net sales

Country	2003	2004	2003	2004

	(dollars in thousands)
United States	$41,593	$53,204	30.4%	28.7%
Taiwan	38,087	50,716	27.8	27.3
China	25,908	44,311	18.9	23.9
Korea	14,455	16,447	10.6	8.9
Singapore	9,032	9,407	6.6	5.1
All others	7,830	11,618	5.7	6.1

Total	$136,905	$185,703	100.0%	100.0%

Cost of goods sold
Cost of goods sold increased $24.6 million, or 24.5%, for 2004 compared to 2003 as a result of the increase in net sales. As a percent of net sales, however, cost of goods sold decreased to 67.3% for 2004 from 73.3% for 2003. Our average unit cost for discrete devices decreased approximately 6.5% from 2003, and average unit cost for wafer products decreased approximately 12.1%. These cost decreases were due primarily to improved manufacturing efficiencies.
Gross profit
Gross profit for 2004 increased 66.3% to $60.7 million from $36.5 million for 2003. Of the $24.2 million increase, $13.0 million was due to an increase in gross profit margin from 26.7% in 2003 to 32.7% in 2004, while $11.2 million was due to the 35.6% increase in net sales. Gross profit increases in Asia were the primary contributor to the overall gross profit increase in 2004. Gross profit margin increased due to enhanced capacity utilization, continuing manufacturing efficiencies, relatively stable pricing, and a product mix that continued to shift toward higher-value performance discrete semiconductor devices and arrays.
Selling, general and administrative expenses
For 2004, selling, general and administrative expenses increased $3.9 million to $23.5 million from $19.6 million for 2003. The 19.9% increase in selling, general and administrative expenses was due primarily to higher sales commissions, incentives, marketing and royalty expenses associated with the 35.6% increase in net sales for the year, and higher wage and benefits expenses. Also contributing to the increased selling, general and administrative expenses were higher corporate and administrative expenses, including legal and accounting fees associated with Sarbanes-Oxley Act compliance. However, as a percentage of sales, selling, general and administrative expenses decreased to 12.7% for 2004 from 14.3% in 2003.
Research and development expenses
Research and development expenses increased to $3.4 million, or 1.8% of net sales, in 2004 from $2.0 million, or 1.5% of sales, in 2003. Research and development expenses were primarily related to new product development relating to silicon wafers, and, to a lesser extent, to packaging. We continue

Management’s discussion and analysis of financial condition and results of operations to seek to hire qualified engineers who fit our focus on next-generation discrete processes and packaging technologies.
Interest expense, net
Net interest expense for 2004 decreased $223,000 to $637,000 from $860,000 in 2003, due primarily to a decrease in the use of our credit facilities, as well as to lower interest rates. In 2004, we repaid $3.6 million of debt outstanding under our credit facilities, reducing the balances outstanding from $21.1 million at December 31, 2003 to $17.5 million at December 31, 2004.
Other expense
Other expense for 2004 increased $413,000 compared to 2003, primarily due to approximately $400,000 in currency exchange losses related to the weakened U.S. dollar, primarily versus the Taiwan dollar, recorded in the fourth quarter of 2004.
Income tax provision
Our effective tax rate in 2004 was 19.9%, compared to 18.9% for 2003. We recorded a provision for income taxes in the amount of $6.5 million for 2004, compared to $2.5 million for 2003. Included in the tax provision for 2004 is $1.3 million in deferred taxes recorded in the fourth quarter for the $8.0 million planned dividend distribution from our Asian subsidiaries in 2005 under the AJCA, offset by a $1.2 million foreign investment tax refund (net of U.S. taxes), and approximately $500,000 research and development tax credit.
Minority interest in joint venture earnings
The minority interest in joint venture earnings represents the minority investor’s share of income of Diodes-China and Diodes-Shanghai for the relevant period. We established Diodes-Shanghai in 2004. The increase in these subsidiaries’ income for 2004 is primarily the result of increased sales of higher margin products. As of December 31, 2004, we had a 95.0% controlling interest in each of these subsidiaries.
Net income
We generated net income of $25.6 million (or $1.91 basic earnings per share and $1.65 diluted earnings per share) in 2004, as compared to $10.1 million (or $0.79 basic earnings per share and $0.70 diluted earnings per share) for 2003. This 153.5% increase is due primarily to the 35.6% net sales increase to an average gross profit margin of 32.7% in 2004, compared to an average gross profit margin of 26.7% in 2003.
Year ended December 31, 2003 compared to year ended December 31, 2002
Net sales
Net sales for 2003 increased $21.1 million to $136.9 million from $115.8 million for 2002. This 18.2% increase was due primarily to a 19.5% increase in units sold, resulting from increased demand for our products, as well as an improved product mix, offset in part by a 7.2% decrease in average selling prices for wafers.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is shipped:

	Net sales year ended		Percentage of
	December 31,		net sales

Country	2002	2003	2002	2003

	(dollars in thousands)
United States	$40,125	$41,593	34.6%	30.4%
Taiwan	25,507	38,087	22.0	27.8
China	23,467	25,908	20.3	18.9
Korea	5,255	14,455	4.5	10.6
Singapore	9,496	9,032	8.2	6.6
All others	11,971	7,830	10.4	5.7

Total	$115,821	$136,905	100.0%	100.0%

Cost of goods sold
Cost of goods sold increased $11.3 million, or 12.7%, for 2003 compared to 2002. However, as a percent of net sales, cost of goods sold decreased to 73.3% for 2003 from 76.9% for 2002. Our average unit price for discrete semiconductor devices increased approximately 3.6% from 2002, due primarily to a product mix shift, while average unit cost for wafer products decreased approximately 11.2%, due primarily to improved manufacturing efficiencies.
Gross profit
Gross profit for 2003 increased 36.8% to $36.5 million, from $26.7 million for 2002. Of the $9.8 million increase, $5.0 million was due to the increase in gross profit margin from 23.1% in 2002 to 26.7% in 2003, while $4.9 million was due to the 18.2% increase in net sales. Gross profit increases in Asia were the primary contributors to the gross profit increase in 2003. Gross profit margin for 2003 increased due to increased capacity utilization, continuing manufacturing efficiencies, relatively stable pricing, and a product mix that continued to shift towards higher-margin performance discrete semiconductor devices and arrays.
Selling, general and administrative expenses
For 2003, selling, general and administrative expenses increased 20.7% to $19.6 million, from $16.2 million for 2002. The $3.4 million increase in selling, general and administrative expenses was due primarily to higher sales commissions associated with the 18.2% increase in sales, and higher wage and benefits expenses. Also contributing to the increased selling, general and administrative expenses were higher corporate and administrative expenses, including legal and accounting fees associated with Sarbanes-Oxley Act compliance. Selling, general and administrative expenses, as a percentage of sales, increased to 14.3% for 2003 from 14.0% in 2002.
Research and development expenses
Research and development expenses increased to $2.0 million, or 1.5% of sales, in 2003 from $1.5 million, or 1.3% of net sales, in 2002. Research and development expenses are primarily related to new product development relating to silicon wafers, and, to a lesser extent, to packaging.

Management’s discussion and analysis of financial condition and results of operations

Impairment of fixed assets and loss on disposal of fixed assets
In 2003, operating profit margins were negatively affected by a $1.0 million reserve for fixed asset impairment, primarily as a result of the re-engineering of our wafer production lines. During the year, we took advantage of opportunities to purchase more efficient equipment at discounts. As a result, we retired non-depreciated equipment.
Interest expense, net
Net interest expense for 2003 decreased $323,000 to $860,000 from $1.2 million in 2002, due primarily to a decrease in the use of our credit facilities, as well as to lower interest rates. In 2003, we repaid $5.8 million of debt outstanding under our credit facilities, reducing the balances outstanding from $12.6 million at December 31, 2002 to $6.8 million at December 31, 2003.
Other expense
Other expense for 2003 was $5,000, compared to other income of $67,000 in 2002, primarily due to the discontinuance of income FabTech was receiving from a third party’s use of its testing facilities in 2002, a decrease in high-technology grant income received at Diodes-China in 2003, and currency exchange losses primarily in Asia in 2003, partly offset by a severance payment in accordance with the terms of a separation agreement in 2002, as well as the reduction in the expense recorded for the management incentive agreement at FabTech in 2003.
Income tax provision
Our effective tax rate for 2003 was 18.9%, compared to 22.0% for 2002, due primarily to a higher proportion of income earned by our Asian subsidiaries, some of which are in jurisdictions that have lower effective tax rates than the United States. We benefited from our Diodes-Hong Kong subsidiary, established in 2002, not only due to its lower tax rates, but also as another entry point into the Asia market. We recorded a provision for income taxes in the amount of $2.5 million for the year 2003, compared to $1.7 million for 2002. Included in the tax provision for 2003 is $840,000 in deferred taxes recorded for a portion of the 2003 earnings of Diodes-China, and $200,000 for a portion of the 2003 earnings of Diodes-Hong Kong.
Minority interest in joint venture earnings
The minority interest in joint venture represents the minority investor’s share of Diodes-China’s income for the relevant period. The increase in Diodes-China’s earnings for 2003 is primarily the result of increased sales. As of December 31, 2003, we had a 95.0% controlling interest in this subsidiary.
Net income
We generated net income of $10.1 million (or $0.79 basic earnings per share and $0.70 diluted earnings per share) in 2003, compared to $5.8 million (or $0.47 basic earnings per share and $0.44 diluted earnings per share) for 2002. This 74.0% increase is due primarily to the 18.2% sales increase to an average gross profit margin of 26.7% in 2003, compared to an average gross profit margin of 23.1% in 2002.

Management’s discussion and analysis of financial condition and results of operations

QUARTERLY RESULTS OF OPERATIONS
The following table represents unaudited statement of operations data for our most recent ten fiscal quarters. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three months ended

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(in thousands, except per share data)
Net sales	$29,446	$33,316	$34,941	$39,202	$41,435	$47,017	$49,353	$47,898	$48,600	$50,598
Cost of goods sold	21,985	24,970	25,779	27,643	28,685	31,989	32,607	31,687	32,004	33,101

Gross profit	7,461	8,346	9,162	11,559	12,750	15,028	16,746	16,211	16,596	17,497
Operating expenses:
Selling, general and administrative expenses	4,233	4,777	5,089	5,487	5,476	6,417	6,171	5,439	6,692	7,196
Research and development expenses	346	400	612	691	763	815	942	902	900	850
Impairment of fixed assets	—	—	300	700	—	—	—	—	—	—
Loss (gain) on sale of fixed assets	(88)	32	—	93	23	(8)	(1)	—	(105)	—

Total operating expenses	4,491	5,209	6,001	6,971	6,262	7,224	7,112	6,341	7,487	8,046

Income from operations	2,970	3,137	3,161	4,588	6,488	7,804	9,634	9,870	9,109	9,451
Interest expense, net	244	218	209	189	182	145	160	150	154	79
Other income (expense)	(89)	(7)	126	(35)	(147)	24	91	(386)	(34)	12
Income before taxes and minority interest	2,637	2,912	3,078	4,364	6,159	7,683	9,565	9,334	8,921	9,384
Income tax benefit (provision)	(617)	(651)	(416)	(776)	(1,160)	(1,383)	(2,134)	(1,837)	(1,442)	(1,461)
Minority interest in joint venture earnings	(97)	(89)	(99)	(151)	(143)	(177)	(189)	(167)	(239)	(258)

Net income	$1,923	$2,172	$2,563	$3,437	$4,856	$6,123	$7,242	$7,330	$7,240	$7,665

Earnings per share(1):
Basic	$0.15	$0.17	$0.20	$0.27	$0.37	$0.46	$0.54	$0.53	$0.51	$0.53
Diluted	$0.14	$0.15	$0.18	$0.23	$0.32	$0.40	$0.47	$0.47	$0.46	$0.47
Number of shares used in computation(1):
Basic	12,472	12,678	12,813	12,954	13,097	13,265	13,356	13,897	14,218	14,419
Diluted	13,727	14,268	14,546	14,932	15,286	15,330	15,367	15,708	15,683	16,210

(1)	Adjusted for the effect of a 3-for-2 stock split in November 2003.
Liquidity and capital resources
Our primary sources of liquidity are cash, funds from operations and borrowings under our credit facilities. Our primary liquidity requirements have been to meet our inventory and capital expenditure needs.
In 2002, 2003 and 2004, our capital expenditures were $6.8 million, $15.6 million and $26.2 million, respectively. In the six months ended June 30, 2005, our capital expenditures were $6.8 million. Our capital expenditures for these periods were primarily related to manufacturing expansion in our facilities in China and, to a lesser extent, our wafer fabrication facility in the United States. The increased amount of capital expenditures from 2002 through 2004 is primarily attributable to increasing capacity at our facilities to meet demand for our products, including the establishment of our Diodes-Shanghai facilities in 2004. In 2005, we expect our capital expenditures to be approximately $15.0 to $18.0 million as a result of the slower market growth compared to 2004.

Management’s discussion and analysis of financial condition and results of operations

In addition, as part of our growth strategy, we may pursue acquisitions of complementary businesses, technology or product lines, which may require additional capital and require us to seek additional financing. Such additional funds or financing may not be available on terms acceptable to us, or at all.
We expect that our working capital, available borrowings under our credit facilities and the net proceeds we receive from this offering will be sufficient to meet our capital commitments and fund our operational needs for at least the next 18 to 24 months.
Discussion of cash flows
Cash has increased from $7.3 million at December 31, 2002, to $12.8 million at December 31, 2003, to $19.0 million at December 31, 2004, to $33.0 million at June 30, 2005.
Operating activities
Net cash provided by operating activities for the six months ended June 30, 2005 was $24.1 million, resulting primarily from $14.9 million of net income in this period. Net cash provided by operating activities was $29.3 million for 2004, $18.8 million for 2003 and $20.0 million for 2002. Net cash provided by operations increased by $10.5 million from 2003 to 2004. This increase resulted primarily from a $15.5 million increase in our net income (from $10.1 million in 2003 to $25.6 million in 2004), partially offset by increases in inventories and accounts receivable, resulting from slower inventory turns due to our customers negotiating higher inventory requirements and longer payment terms. We continue to closely monitor our credit terms with our customers, while at times providing extended terms required by our customers in Asia and Europe. Net cash provided by operating activities decreased by $1.2 million from 2002 to 2003. This decrease was primarily the result of an increase in inventories and accounts receivable, partially offset by a $4.3 million increase in net income.
Investing activities
Net cash used by investing activities for the six months ended June 30, 2005 was $6.8 million resulting from capital expenditures. Net cash used by investing activities was $26.1 million for 2004, $15.3 million for 2003 and $6.8 million for 2002. Net cash used for investing activities in those periods primarily related to manufacturing expansion in our facilities in China and, to a lesser extent, our wafer fabrication facility in the United States.
Financing activities
Net cash used by financing activities for the six months ended June 30, 2005 was $3.5 million, resulting from $6.7 million repaid under our debt instruments during this period, offset by $3.0 million received in connection with the exercise of stock options. Net cash provided by financing activities was $2.2 million for 2004 and $1.9 million for 2003, and net cash used by financing activities in 2002 was $14.0 million. Net cash provided by financing activities for 2004 was primarily due to $5.6 million received in connection with the exercise of stock options, partially offset by $4.8 million repaid under our debt instruments. Net cash provided by financing activities for 2003 was primarily due to $2.0 million received in connection with the exercise of stock options. Net cash used for financing activities for 2002 was primarily due to $14.6 million repaid under our debt instruments.
Debt instruments
On August 29, 2005, we amended our U.S. credit arrangements with Union Bank of California, N.A, or Union Bank. Under the second amendment to our amended and restated credit agreement, we now have available a revolving credit commitment of up to $20.0 million (an increase from $7.5 million at

Management’s discussion and analysis of financial condition and results of operations

June 30, 2005), including a $5.0 million letter of credit sub-facility. In connection with this amendment, one of our subsidiaries, FabTech, also amended and restated a term note and related agreement with respect to an existing term loan arrangement, which we refer to as the FabTech term loan. After giving effect to this amendment, the principal amount outstanding under the FabTech term loan was increased to $5.0 million.
The revolving credit commitment expires on August 29, 2008. The FabTech term loan, which amortizes monthly, matures on August 29, 2010. As of June 30, 2005, we had no amounts outstanding under our revolving credit facility, and there was $4.1 million outstanding under the previous FabTech term loan. Loans to Diodes Incorporated under our credit facility are guaranteed by FabTech. The FabTech term loan is guaranteed by Diodes Incorporated.
All loans under the credit facility and the FabTech term loan are collateralized by all of Diodes Incorporated’s and FabTech’s accounts, instruments, chattel paper, documents, general intangibles, inventory, equipment, furniture and fixtures, pursuant to security agreements entered into by Diodes Incorporated and FabTech in connection with these credit arrangements.
Both amounts borrowed under the revolving credit facility and the FabTech term loan bear interest at LIBOR plus 1.15%. At June 30, 2005, the effective rate under both the credit agreement and previous FabTech term loan was LIBOR plus 1.625%, or 4.765%.
The purpose of the revolving credit facility is to provide cash for domestic working capital purposes, and to fund permitted acquisitions.
The credit agreement contains covenants that require us to maintain a leverage ratio not greater than 2.25 to 1.0, an interest expense coverage ratio of not less than 2.0 to 1.0 and a current ratio of not less than 1.0 to 1.0. It also requires us to achieve a net profit after taxes, as of the last day of each fiscal quarter, for the two consecutive fiscal quarters ending on that date of not less than $1. The credit agreement permits us to pay dividends to our stockholders to the extent that any such dividends declared or paid in any fiscal year do not exceed an amount equal to 50.0% of our net profit after taxes for such fiscal year. However, it limits our ability to dispose of assets, incur additional indebtedness, engage in a liquidation or merger, acquisition, partnership or other combination (except permitted acquisitions). The credit agreement also contains customary representations, warranties, affirmative and negative covenants and events of default.
The agreements governing the FabTech term loan do not contain any financial or negative covenants. However, they provide that a default under our credit agreement will cause a cross-default under the FabTech term loan.
As of June 30, 2005, FabTech also owed $2.5 million under a note in favor of Lite-On Semiconductor, which debt was incurred in connection with our acquisition of FabTech from Lite-On Semiconductor in 2000. This note matures on June 30, 2006 and amortizes monthly. The obligations under this note are subordinated to the obligations under our U.S. credit agreement with Union Bank of California, N.A. This note bears interest at a rate of LIBOR plus 2.0% (effective rate of 5.14% at June 30, 2005).
Diodes-China and Diodes-Taiwan have available lines of credit of up to an aggregate of $26.5 million, with a number of Chinese and Taiwanese financial institutions. These lines of credit are unsecured, uncommitted and in some instances may be repayable on demand. Loans under these lines of credit bear interest at LIBOR or similar indices plus a specified margin (our average effective rate under these lines of credit at June 30, 2005 was 4.285%).
As of June 30, 2005, Diodes-China owed $1.2 million under a note to one of our customers, which debt was incurred in connection with our investing in manufacturing equipment. This note, which is

Management’s discussion and analysis of financial condition and results of operations unsecured and interest-free, is repaid by us in quarterly price concession installments, with any remaining balance due in July 2008.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any transactions, arrangements and other relationships with unconsolidated entities that will affect our liquidity or capital resources. We have no special purpose entities that provided off-balance sheet financing, liquidity or market or credit risk support, nor do we engage in leasing, hedging (except for the interest rate swap agreement, which expired in November 30, 2004), or research and development services, that could expose us to liability that is not reflected on the face of our financial statements.
CONTRACTUAL OBLIGATIONS
The following table represents our contractual obligations as of December 31, 2004:

		Payments due by period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Long-term debt	$11,347	$3,514	$7,250	$583	$—
Capital leases	2,777	230	460	460	1,627
Operating leases	13,498	3,461	6,420	3,617	—
Purchase obligations	2,927	2,927	—	—	—

Total obligations	$30,549	$10,132	$14,130	$4,660	$1,627

There have been no material changes to our contractual obligations as of June 30, 2005, as compared to December 31, 2004.
Inflation did not have a material effect on net sales or net income in 2002 through the second quarter of 2005. A significant increase in inflation could affect future performance.
QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign currency risk
We face exposure to adverse movements in foreign currency exchange rates, primarily in Asia. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results. Certain of our assets, including certain bank accounts and accounts receivable, and liabilities exist in non-U.S. dollar denominated currencies, which are sensitive to foreign currency exchange fluctuations. These currencies are principally the Chinese Yuan and the Taiwanese dollar and, to a lesser extent, the Japanese Yen, the Euro and the Hong Kong dollar. Because of the relatively small size and nature of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Therefore, we could experience currency gains and losses. If the Chinese Yuan and the Taiwanese dollar were to strengthen or weaken by 1.0% against the U.S. dollar, we would experience currency gains or losses of approximately $150,000 and $60,000, respectively. In the future, we may enter into hedging arrangements designed to mitigate foreign currency fluctuations.
In July 2005, the Chinese government allowed the Chinese Yuan to float and be traded freely, although it is only permitted to float within a 0.3% band against the Chinese central bank rate set for the U.S. dollar. Should the Chinese government allow a significant Chinese Yuan appreciation, and we

Management’s discussion and analysis of financial condition and results of operations do not take appropriate means to offset this exposure, the effect could have an adverse impact upon our financial results.
Interest rate risk
We have credit facilities with U.S. and Asian financial institutions as well as other debt instruments with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. In July 2001, we entered into an interest rate swap agreement to hedge our exposure to variability in expected future cash flows resulting from interest rate risk related to a portion of our long-term debt. The interest rate under the swap agreement was fixed at 6.8% and was based on the notional amount of U.S. $2.3 million as of December 31, 2003. At November 30, 2004 the interest rate swap agreement on our long-term debt expired. The swap contract was inversely correlated to the related hedged long-term debt and was therefore considered an effective cash flow hedge of the underlying long-term debt. The level of effectiveness of the hedge was measured by the changes in the market value of the hedged long-term debt resulting from fluctuation in interest rates. As a matter of policy, we do not enter into derivative transactions for trading or speculative purposes. As of June 30, 2005, our outstanding debt under our interest-bearing credit agreements was $9.6 million. Based on an increase or decrease in interest rates by 1.0% for the year, our annual interest rate expense would increase or decrease by approximately $96,000.
Political risk
We have a significant portion of our assets in mainland China and Taiwan. The possibility of political conflict between the two countries or with the United States could have an adverse impact upon our ability to transact business through these important business segments and to generate profits.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS AND PROPOSED ACCOUNTING CHANGES
In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will partially depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as shown in the Stock-based Compensation table contained in note 1 of our financial statements included elsewhere in this prospectus. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. We are currently evaluating several option valuation models in order to calculate the required compensation expense. We have elected to adopt the provisions of SFAS No. 123(R) on a modified prospective application method with no restatement of any prior periods. SFAS No. 123(R) is effective for us as of the beginning of the fiscal year ending December 31, 2006.
In December 2004, the FASB also issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, which will become effective for the Company beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. We are currently evaluating the potential impact of this standard

Management’s discussion and analysis of financial condition and results of operations on our financial position and results of operations, but we do not believe the impact of the change will be material.
On October 22, 2004, the American Jobs Creation Act of 2004 was passed, which raised a number of issues with respect to accounting for income taxes. In response, on December 21, 2004, the FASB issued two FASB Staff Positions, or FSP, FSP 109-1— Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 and FSP 109-2— Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which became effective for us upon issuance.
The AJCA provides a deduction for income from qualified domestic production activities, to be phased in from 2005 through 2010, which is intended to replace the existing extra-territorial income exclusion for foreign sales. In FSP 109-1, the FASB decided the deduction for qualified domestic production activities should be accounted for as a special deduction under SFAS No. 109, rather than as a rate reduction. Accordingly, any benefit from the deduction will be reported in the period in which the deduction is claimed on the tax return. No adjustment to deferred taxes at December 31, 2004 was required.
The AJCA also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85.0% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the AJCA. FSP 109-2 addresses when to reflect in the financial statements the effects of the one-time tax benefit on the repatriation of foreign earnings. Under SFAS No. 109, companies are normally required to reflect the effect of new tax law changes in the period of enactment. FSP 109-2 provides companies additional time to determine the amount of earnings, if any, that they intend to repatriate under the AJCA’s provisions. See Note 8 of our financial statements included elsewhere in this prospectus for more discussion of the impact of the AJCA, including the impact on our repatriation of foreign earnings.
In November 2004, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. The consensus provides guidance in determining: (1) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (2) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (3) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. The consensus was ratified by the FASB at their November 30, 2004 meeting and should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. We do not anticipate a material impact on our financial statements from the adoption of this consensus.
In September 2004, the EITF reached a consensus on EITF Issue No. 04-10, Applying Paragraph 19 of FAS 131 in determining whether to aggregate operating segments that do not meet the quantitative thresholds. The consensus states that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria (a)-(e) listed in paragraph 17 of SFAS No. 131. The effective date of the consensus in this Issue is for

Management’s discussion and analysis of financial condition and results of operations fiscal years ending after October 13, 2004. The ratification of this Issue did not have an impact on our financial reporting.
In March 2004, the EITF reached a consensus on the remaining portions of EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments with an effective date of June 15, 2004. EITF 03-01 provides new disclosure requirements for other-than-temporary impairments on debt and equity investments. Investors are required to disclose quantitative information about: (1) the aggregate amount of unrealized losses, and (2) the aggregate related fair values of investments with unrealized losses, segregated into time periods during which the investment has been in an unrealized loss position of less than 12 months and greater than 12 months. In addition, investors are required to disclose the qualitative information that supports their conclusion that the impairments noted in the qualitative disclosure are not other-than temporary. We determined that EITF 03-01 would not have a material impact on our financial statements.
In December 2003, the FASB issued FASB Interpretation No. 46R, or FIN 46R, Consolidation of Variable Interest Entities, a revision to Interpretation No. 46. FIN 46R clarifies the application of consolidation accounting for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest; these entities are referred to as “variable interest entities.” Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. FIN 46R also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. We have assessed Diodes-Shanghai under the provisions of FIN 46R and have concluded that our investment in Diodes-Shanghai does not meet the criteria for consolidation under the standard. However Diodes-Shanghai is consolidated under other applicable accounting literature. We will periodically review our investment in Diodes-Shanghai to insure that we comply with the guidelines prescribed by FIN 46R.
On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

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OVERVIEW
We are a global supplier of discrete semiconductor products. We design, manufacture and market discrete semiconductors focused on diverse end-use applications in the consumer electronics, computing, industrial, communications and automotive sectors. Discrete semiconductors, which provide electronic signal amplification and switching functions, are basic building-block electronic components that are incorporated into almost every electronic device. We believe that our focus on discrete semiconductors provides us with a meaningful competitive advantage relative to broadline semiconductor companies that provide a wider range of semiconductor products.
Our portfolio of discrete semiconductors addresses the design needs of many advanced electronic devices including high-volume consumer devices such as digital audio players, notebook computers, flat panel displays, mobile handsets, digital cameras and set-top boxes. We believe that we have particular strength in designing innovative surface-mount discrete semiconductors for applications with critical need to minimize product size while maximizing power efficiency and overall performance, and at a lower cost than alternative solutions. Our product portfolio includes over 4,000 products, and we shipped over 7.5 billion units in 2004 and over 4.5 billion units in the six months ended June 30, 2005.
We serve over 150 direct customers worldwide, which consist of OEMs and EMS providers. Additionally, we have 17 distributor customers worldwide, through which we indirectly serve over 10,000 customers. Our customers include: (1) industry leading OEMs, in a broad range of industries, such as Bose Corporation, Honeywell International, Inc., LG Electronics, Inc., Logitech, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, Samsung Electronics Co., Ltd. and Thompson, Inc.; (2) leading EMS providers such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation who build end-market products incorporating our discrete semiconductors for companies such as Apple Computer, Inc., Cisco Systems, Inc., Dell, Inc., EMC Corporation, Intel Corporation, Microsoft Corporation and Roche Diagnostics; and (3) leading distributors, such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics and Yosun Industrial Corp.
For 2004 and for the six months ended June 30, 2005, our OEM and EMS customers together accounted for 66.3% and 69.0%, respectively, of our net sales. For the year ended December 31, 2004 and for the six months ended June 30, 2005, Lite-On Semiconductor, which is also our largest stockholder, accounted for approximately 9.9% and 9.6%, respectively, of our net sales. Lite-On Semiconductor owned 31.5% of our common stock as of August 15, 2005 and will own 23.5% of our common stock after completion of this offering. Additionally, other members of The Lite-On Group accounted for 3.3% and 5.1% of our net sales, respectively, in the same periods. In 2004 and the six months ended June 30, 2005, 17.2% and 14.6%, respectively, of our net sales were from the subsequent sale of products we purchased from Lite-On Semiconductor.
We are headquartered in Westlake Village, California, near Los Angeles. Our manufacturing facilities are located in Shanghai, China; and our water fabrication facility is in Kansas City, Missouri; and our sales and marketing and logistical centers are located in Taipei, Taiwan; Shanghai and Shenzhen, China; and Hong Kong. We also have regional sales offices or representatives in: Derbyshire, England; Toulouse, France; Frankfurt, Germany; and various cities in the United States. From 1998 to 2004, our net sales grew from $60.1 million to $185.7 million, representing a compound annual growth rate of 20.7%. According to Gartner, Inc., worldwide sales of discrete semiconductors grew from $12.8 billion in 1998 to $15.8 billion in 2004. This represents a compound annual growth rate of 3.7%.

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The diagram below shows the entities through which we conduct our business and the principal services provided by each entity.

(1) 5% owned by Keylink International.
OUR INDUSTRY
Semiconductors are critical components used in the manufacture of an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The availability of low-cost semiconductors together with increased customer demand for sophisticated electronic systems has led to the proliferation of semiconductors in diverse end-use applications in the consumer electronics, computing, industrial, communications and automotive sectors. These factors have also led to an increase in the total number of semiconductor components in individual electronic systems and an increase in value of these components as a percentage of the total cost of the electronic systems in which they are incorporated.
Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is embedded. The semiconductor industry is comprised of three broad segments:

•	Logic devices which process data and range from complex semiconductors such as microprocessors to digital signal processors to application-specific and standard logic products. According to Gartner the combined microcomponent, logic and application-specific segments represent approximately 57.7% of total industry sales in 2004.

•	Memory devices, which store data. According to Gartner, the memory devices segment represents 21.9% of total industry sales in 2004.

•	Analog and discrete devices which interface with real world signals such as light and heat, or process electronic signals and control electronic power. According to Gartner, the combined analog

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integrated circuits, discrete, optical and non-optical sensors segments represent approximately 20.4% of total industry sales in 2004.
Semiconductors are further classified within these categories as either standard components or application-specific semiconductors. Standard components can be used in a broad range of applications, while application-specific semiconductors are designed to perform specific application functions. Our products generally fit within the category of discrete devices, which are standard components primarily performing a single function.
According to Gartner, worldwide semiconductor market sales were approximately $219.9 billion in 2004, including sales in the total addressable discrete devices market of approximately $15.8 billion.
According to Gartner, in 2004, total industry sales and sales in the discrete devices market increased 23.4% and 17.5%, respectively. From 2000 to 2001, total industry sales declined 31.2% from $223.0 billion to $153.5 billion before increasing 1.4% to $155.6 billion in 2002. The year 2001 was the worst single year downturn in industry history and was driven both by reduced volumes and reduced average selling prices resulting primarily from an inventory overbuild and excess semiconductor manufacturing capacity. After 2002, semiconductor industry revenues rebounded 14.5% to $178.2 billion in 2003 and 23.4% to $219.9 billion in 2004.
The following table sets forth the total semiconductor industry consumption from 2003 through 2007 and contains projections for 2005 through 2007 from Gartner as of August 2005.

	Historical		Projected			CAGR(3)

	2003	2004	2005E	2006E	2007E	’03-‘07E

	(in billions)
Logic(1)	$108.4	$126.9	$137.1	$149.6	$162.5	10.7%
Analog(2)	22.8	29.0	32.5	35.1	38.1	13.7
Discrete	13.5	15.8	16.5	17.4	19.1	9.1
Memory	33.5	48.0	49.2	52.4	45.5	8.0

Total	$178.2	$219.9	$235.4	$254.4	$265.2	10.5%

(1)	Logic includes the following Gartner segments: microcomponent, logic and application-specific.

(2)	Analog includes the following Gartner segments: analog integrated circuits, optical and non-optical sensors.

(3)	CAGR represents compound annual growth rate.

OUR COMPETITIVE STRENGTHS
We believe our competitive strengths include the following:

•	Flexible, scalable and cost-effective manufacturing. Our manufacturing operations are a core element of our success and we have designed our manufacturing base to allow us to respond quickly to changes in demand trends in the end markets we serve. For example, we have structured our Shanghai assembly, test and packaging facilities to enable us to rapidly and efficiently add capacity and adjust product mix to meet shifts in customer demand and overall market trends. As a result, for the past three years we have operated our Shanghai facilities at near full capacity, while at the same time significantly expanding that capacity. Additionally, the Shanghai location of our manufacturing operations provides us with access to a highly-skilled workforce at a low overall cost base while enabling us to better serve our leading customers, many of which are located in Asia.

•	Integrated packaging expertise. We believe that we have particular expertise in designing and manufacturing innovative and proprietary packaging solutions that integrate multiple separate discrete elements into a single semiconductor product called an array. Our ability to design and manufacture highly integrated discrete semiconductor solutions provides our customers with

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products of equivalent functionality with fewer individual parts, and at lower overall cost, than alternative products. For example, one of our leading diode array products integrates eight discrete elements into a single highly-miniaturized package that provides four times the functionality, with less than 20% of the space requirements of the previous solution. This combination of integration, functionality and miniaturization makes our products well suited for high-volume consumer applications such as the digital audio players, notebook computers and digital cameras.

•	Broad customer base and diverse end markets. Our customers include leading OEMs such as Bose Corporation, Honeywell International, Inc., LG Electronics, Inc., Logitech, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, Samsung Electronics Co., Ltd. and Thompson, Inc., as well as leading EMS providers such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Overall, we serve over 150 direct customers and over 10,000 additional customers through our distributors, including leading distributors, such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics and Yosun Industrial Corp. Our products are ultimately used in end products in a large number of markets served by our broad base of customers, which we believe makes us less dependent on either specific customers or specific end-use applications.

•	Customer focused product development. Close collaboration with our customers and a high degree of customer service are essential elements of our business. We believe focusing on dependable delivery of discrete semiconductor solutions tailored to specific end-user applications, has fostered deep customer relationships and created a key competitive advantage for us in the highly-fragmented discrete semiconductor marketplace. We believe our close relationships with our OEM and EMS customers have provided us with deeper insight into our customers’ product needs. This results in differentiation in our product designs and often provides us with insight into additional opportunities for new design wins in our customers’ products.

•	Management continuity and experience. We believe that the continuity of our management team is a critical competitive strength. The five members of our senior management team have an average of over 12 years of service at Diodes and the length of their service with us has created significant institutional insight into our markets, our customers and our operations. In June 2005, we appointed Dr. Keh-Shew Lu as President and Chief Executive Officer. Dr. Lu has served as a director of Diodes since 2001 and has 30 years of relevant industry experience. Dr. Lu began his career at Texas Instruments in 1974 and retired in 2001 as Senior Vice President and General Manager of Worldwide Analog, Mixed-Signal and Logic Products. Our Chief Financial Officer, Carl Wertz, has been employed by us since 1993 and has over 20 years of financial experience in manufacturing and distribution industries. Joseph Liu, our Senior Vice President, Operations, joined us in 1990 and has over 30 years of relevant industry experience having started his career in 1971 at Texas Instruments. Similarly, Mark King, our Senior Vice President of Sales and Marketing has been employed by us since 1991, as has Steven Ho, our Vice President of Asia Sales.
OUR STRATEGY
Our strategy is to continue to enhance our position as a global supplier of discrete semiconductor products. The principal elements of this strategy include the following:

•	Continue rapidly introducing innovative discrete semiconductor products. We intend to maintain our rapid pace of new discrete product introductions, especially for high-volume, growth applications with short design cycles, such as digital audio players, notebook computers, flat panel displays, mobile handsets, digital cameras, set-top boxes and other consumer electronics and

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computing devices. During the six months ended June 30, 2005, we introduced 122 new devices in 13 different product families and achieved new design wins with over 100 OEMs. We believe that continued introduction of new and differentiated product solutions is critically important in maintaining and extending our market share in the highly competitive discrete semiconductor marketplace.

•	Expand our available market opportunities. We intend to aggressively maximize our opportunities in the discrete semiconductor market as well as in related markets where we can apply our semiconductor design and manufacturing expertise. A key element of this is leveraging our highly integrated packaging expertise through our Application Specific Multi-Chip Circuit, or ASMCC, product platform, which consists of standard arrays, function specific arrays and end-equipment specific arrays. We intend to achieve this by:

-	Continuing to focus on increasing packaging integration, particularly with our existing standard array and customer-specific array products, in order to achieve products with increased circuit density, reduced component count and lower overall product cost;

-	Expanding existing products and developing new products in our function specific array lines, which combine multiple discrete semiconductor components to achieve specific common electronic device functionality at a low cost; and

-	Developing new product lines, that we refer to as end-equipment specific arrays, which combine discrete components with logic and/or standard analog circuits to provide system-level solutions for high-volume, high-growth applications.

•	Maintain intense customer focus. We intend to strengthen and deepen our customer relationships. We believe that continued focus on customer service will increase our net sales, operating performance and overall market share. To accomplish this, we intend to continue to closely collaborate with our customers to design products that meet their specific needs. A critical element of this strategy is to continue to further reduce our design cycle time in order to quickly provide our customers with innovative products. Additionally, to support our customer focused strategy, we are continuing to expand our sales force and field application engineers personnel, particularly in Asia and Europe.

•	Enhance cost competitiveness. A key element of our success is our overall low-cost base. While we believe that our Shanghai manufacturing facilities are among the most efficient in the industry, we will continue to refine our proprietary manufacturing processes and technology to achieve additional cost efficiencies. Additionally, we intend to continue to operate our facilities at high utilization rates and to increase product yields in order to achieve meaningful economies of scale.

•	Pursue selective strategic acquisitions. As part of our strategy to expand our discrete semiconductor product offerings and to maximize our market opportunities, we may acquire discrete analog or mixed-signal technologies, product lines or companies in order to support our ASMCC product platform and enhance our standard and new product offerings.
OUR PRODUCTS
Our product portfolio includes over 4,000 products which are designed for use in high-volume consumer devices such as digital audio players, notebook computers, flat-panel displays, mobile handsets, digital cameras and set-top boxes. We target and serve end-equipment market segments that we believe have higher growth rates than the overall semiconductor industry.

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Our broad product line includes:

•	Discrete semiconductor products, including performance Schottky rectifiers; performance Schottky diodes; Zener diodes and performance Zener diodes, including tight tolerance and low operating current types; standard, fast, super-fast and ultra-fast recovery rectifiers; bridge rectifiers; switching diodes; small signal bipolar transistors; prebiased transistors; MOSFETs; and transient voltage suppressors;

•	Complex high-density diode, transistor and mixed technology arrays, in multi-pin ultra-miniature surface-mount packages, including customer specific and function specific arrays; and

•	Silicon wafers used in manufacturing these products.
Our discrete semiconductor products are an essential building-block of electronic circuit design and are available in thousands of permutations varying according to voltage, current, power handling capability and switching speed.
Our complex diode and transistor arrays help bridge the gap between discrete semiconductors and integrated circuits. Arrays consist of multiple discrete semiconductor devices housed in a single package. Our discrete surface mount devices, which are components that can be attached to the surface of a substrate with solder, target end-equipment categories with critical needs to minimize size while maintaining power efficiency and performance.
The following table lists the end markets and some of the applications in which our products are used:

	Approximate
	percentage of our
	net sales for the
	six months ended
End markets	June 30, 2005	End product applications

Computing	36%	Notebooks, flat panel monitors, motherboards, PDAs, multi-function printers, servers, network interface cards, hard disk drives

Consumer Electronics	34%	Set-top boxes, game consoles, digital audio players, digital cameras, mobile handset, flat panel display, personal medical devices

Industrial	18%	Ballast lighting, power supplies, DC-DC conversion, security/access systems, motor controls, HVAC

Communications	8%	Gateways, routers, switches, hubs, fiber optics, DSL, cable and standard modems, networking (wireless, ethernet, power/phone line)

Automotive	4%	Comfort controls, audio/video players, GPS navigation, safety, security, satellite radios, engine control, HID lighting

PRODUCT PACKAGING
Our device packaging technology includes a wide variety of surface mount and leaded types. Our focus on the development of smaller, more thermally efficient, and increasingly integrated packaging, is an important component of our product development. We provide a comprehensive offering of miniature and sub-miniature packaging, enabling us to fit discrete components into smaller and more efficient packages, while maintaining the same device functionality and power handling capabilities. Smaller packaging provides a reduction in the height and weight of, and in the board space required for, our components and is well suited for battery-powered, hand-held and wireless consumer applications such

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as digital audio players, notebook computers, flat panel displays, mobile handsets, digital cameras and set-top boxes.
CUSTOMERS
We serve over 150 direct customers worldwide, which consist of OEMs and EMS providers. Additionally, we have 17 distributor customers worldwide, through which we indirectly serve over 10,000 customers. Our customers include: (1) industry leading OEMs in a broad range of industries, such as Bose Corporation, Honeywell International, Inc., LG Electronics, Inc., Logitech, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, Samsung Electronics Co., Ltd. and Thompson, Inc.; (2) leading EMS providers, such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation, who build end-market products incorporating our discrete semiconductors for companies such as Apple Computer, Inc., Cisco Systems, Inc., Dell, Inc., EMC Corporation, Intel Corporation, Microsoft Corporation and Roche Diagnostics; and (3) leading distributors such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics and Yosun Industrial Corp.
In 2002, 2003, 2004 and the six months ended June 30, 2005, Lite-On Semiconductor accounted for 13.7%, 10.5%, 9.9% and 9.6% of our net sales, respectively. Lite-On Semiconductor was the only customer that accounted for 10% or more of our net sales in each of 2002 and 2003. No customer accounted for 10% or more of our net sales in 2004 or in the six months ended June 30, 2005. In addition, companies affiliated with Lite-On Semiconductor, which we refer to collectively as The Lite-On Group, accounted for 1.5%, 2.5%, 3.3% and 5.1%, respectively, of our net sales in 2002, 2003, 2004 and the six months ended June 30, 2005. We believe each member of The Lite On Group makes independent purchasing decisions. Lite-On Semiconductor is also our largest stockholder, holding 31.5% of our common stock as of August 15, 2005.
We believe that our close relationships with our OEM and EMS customers have provided us with deeper insight into our customers’ product needs than other manufacturers who we believe depend to a greater extent on indirect sales through distributors. In addition to seeking to expand relationships with our existing customers, our strategy is to pursue new customers and diversify our customer base by focusing on leading global consumer electronics companies and their EMS providers and distributors.
We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, our standard warranty extends for a period of one year from the date of shipment. Warranty expense to date has not been significant. Generally, our customers may cancel orders on short notice without incurring a significant penalty.
Many of our customers are based in Asia. Net sales by country consists of sales to customers assigned to that country based on the country to which the product is shipped. For the six months ended June 30, 2005, 33.9%, 25.7%, 25.4% and 15.0% of our net sales were derived from Taiwan, China, the United States and all other markets, respectively, compared to 27.3%, 23.9%, 28.6% and 20.2%, respectively for 2004.
SALES AND MARKETING
We market and sell our products worldwide through a combination of direct sales and marketing personnel, independent sales representatives and distributors. We have direct sales personnel in the United States, United Kingdom, France, Germany, Taiwan and China. We also have independent sales representatives in the United States, Japan, Korea, and Europe. We currently have distributors in the United States, Europe and Asia.

Business

As of June 30, 2005, our direct global sales and marketing organization consisted of over 80 employees operating out of 14 offices. We have sales and marketing offices or representatives in Taipei, Taiwan; Shanghai and Shenzhen, China; Hong Kong; Derbyshire, England; Toulouse, France; Frankfurt, Germany; and we have five regional sales offices in the United States. As of June 30, 2005, we also had 25 independent sales representative firms marketing our products.
Our marketing group focuses on our product strategy, product development road map, new product introduction process, demand assessment and competitive analysis. Our marketing programs include participation in industry tradeshows, technical conferences and technology seminars, sales training and public relations. The marketing group works closely with our sales and research and development groups to align our product development road map. The marketing group coordinates its efforts with our product development, operations and sales groups, as well as with our customers, sales representatives and distributors. We support our customers through our field application engineering and customer support organizations.
To support our global customer-base, particularly in Asia and Europe, our website is language-selectable into English, Chinese, Japanese, Korean and German, giving us an effective marketing tool for these important markets. With its extensive online product catalog with advanced search capabilities, our website facilitates quick and easy product selection. Our website provides easy access to our worldwide sales contacts and customer support, and incorporates a distributor-inventory check to provide component inventory availability and a small order desk for overnight sample fulfillment. Our website also provides access to investor financial information and our corporate governance information.
MANUFACTURING OPERATIONS AND FACILITIES
We operate three manufacturing facilities, two of which are located in Shanghai, China. The third is located in Kansas City, Missouri. Our facilities in Shanghai perform packaging, assembly and testing functions, and our Kansas City facility is a 5-inch wafer foundry.
As of June 30, 2005, we had invested approximately $83.0 million in plant and state-of-the-art equipment in China. Both of our Chinese factories manufacture product for sale by our U.S. and Asian operations, and also sell to external customers as well. Silicon wafers are received and inspected in a highly controlled “clean room” environment awaiting the assembly operation. At the first step of assembly, the wafers are sawn with very thin, high speed diamond blades into tiny semiconductor “dice”, numbering as many as 200,000 per 5-inch diameter wafer. Dice are then loaded onto a handler, which automatically places the dice, one by one, onto lead frames, which are package specific, where they are bonded to the lead frame pad. Next, automatic wire bonders make the necessary electrical connections from the die to the leads of the lead frame, using micro-thin gold wire. Our fully automated assembly machinery then molds the epoxy case around the die and lead frame to produce the desired semiconductor product. After a trim, form, test, mark and re-test operation, the parts are placed into special carrier housings and a cover tape seals the parts in place. The taped parts are then spooled onto reels and boxed for shipment.
Our manufacturing processes use many raw materials, including silicon wafers, copper lead frames, gold wire and other metals, mold compound, ceramic packages and various chemicals and gases. We have no material agreements with any of our suppliers that impose minimum or continuing supply obligations. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that supplies of the raw materials we use are currently and will continue to be available, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Business

In the United States, our corporate headquarters are located in a leased facility in Westlake Village, California, approximately 30 miles from Los Angeles. We also lease or own properties around the world for use as sales offices, research and development labs, warehouses, logistic centers and trading offices. The size and/or location of these properties change from time to time based on business requirements.
Our properties are as follows:

		Approximate
Location	Use	size (sq. ft.)

Westlake Village, CA	Global headquarters	30,900

Manufacturing:

Shanghai, China (Plant 1)	Manufacturing (packaging, assembly and test), research and development, engineering	145,300
Shanghai, China (Plant 2)	Manufacturing (packaging, assembly and test) research and development, engineering	74,300

Kansas City, MO	Wafer fabrication (5”), research and development, engineering, sales and marketing	70,000
Others:

Taipei, Taiwan	Warehouse	9,000
Taipei, Taiwan	Sales and administrative offices	7,000
Shanghai, China	Regional offices	*
Shenzhen, China	Regional offices	*
Kowloon, Hong Kong	Sales, warehousing and logistics office	*
Toulouse, France	Regional sales office	*
Amherst, NH	Regional sales office	*
Lemont, IL	Regional sales office	*
Fountain Valley, CA	Regional sales office	*
Brookline, NH	Regional sales office	*

*	Less than 1,000 square feet.
We lease all of our facilities other than our facilities in Taipei, Taiwan, which are owned by us.
BACKLOG
The amount of backlog to be shipped during any period is dependent upon various factors, and all orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally booked from one to twelve months in advance of delivery. The rate of booking of new orders can vary significantly from month to month. We, and the industry as a whole, are experiencing a trend towards shorter lead-times. The amount of backlog at any date depends upon various factors, including the timing of the receipt of orders, fluctuations in orders of existing product lines, and the introduction of any new lines. Accordingly, we believe that the amount of our backlog at any date is not a useful measure of our future sales. We strive to maintain proper inventory levels to support our customers’ just-in-time order expectations.

Business

PATENTS AND TRADEMARKS
Although patents and trademarks have not been material to our business to date, they may become more significant in the future, particularly as they relate to packaging technologies.
COMPETITION
Numerous semiconductor manufacturers and distributors serve the discrete semiconductor components market, making competition intense. Some of our larger competitors include Fairchild Semiconductor Corporation, Infineon Technologies A.G., International Rectifier Corporation, ON Semiconductor Corporation, Philips Electronics N.V., Rohm Electronics USA, LLC, Toshiba Corporation and Vishay Intertechnology, Inc., many of which have greater financial, marketing, distribution and other resources than us. Accordingly, in response to market conditions, we from time to time may reposition product lines or decrease prices, which may affect our sales of, and profit margins on, such product lines. The price and quality of the product, and our ability to design products and deliver customer service in keeping with the customers’ needs, determine the competitiveness of our products. We believe that our focus on discrete semiconductors and our flexibility and ability to quickly adapt to customer needs affords us competitive advantages. Nevertheless, we expect that competition with larger and better-funded rivals will continue to be a challenge.
ENGINEERING AND RESEARCH AND DEVELOPMENT
Our engineering and research and development groups consist of customer and applications engineers and product development engineers who assist in determining the direction of our future product lines. Their primary function is to work closely with market-leading customers to further refine, expand and improve our product range within our product types and packages. In addition, customer requirements and acceptance of new package types are assessed and new, higher-density and more energy-efficient packages are developed to satisfy customers’ needs. Working with customers to integrate multiple types of technologies within the same package, our applications engineers strive to reduce the required number of components and, thus, circuit board size requirements of a device, while increasing the functionality of the component technology.
Product engineers work directly with our semiconductor wafer design and process engineers who craft die designs needed for products that precisely match our customer’s requirements. Direct contact with our manufacturing facilities allows the manufacturing of products that are in line with current technical requirements. We have the capability to capture the customer’s electrical and packaging requirements through their product development engineers, and then transfer those requirements to our research and development and engineering department, so that the customer’s requirements can be translated, designed, and manufactured with full control, even to the elemental silicon level.
For the years ended December 31, 2002, 2003 and 2004, research and development expense was $1.5 million, $2.0 million and $3.4 million, respectively. As a percentage of net sales, research and development expense was 1.3%, 1.5% and 1.8% for 2002, 2003 and 2004, respectively. We anticipate research and development in absolute dollars and as a percentage of net sales to increase as we further develop proprietary technology.

Business

EMPLOYEES
As of June 30, 2005, we employed a total of 1,428 employees, of which 1,133 of our employees were in Asia, 291 were in the United States and four were in Europe. None of our employees is subject to a collective bargaining agreement. We consider our relations with our employees to be good.
LEGAL PROCEEDINGS
From time to time we are involved in legal proceedings and litigation incidental to the normal conduct of our business. We are not currently a party to any litigation or other legal proceedings that we believe would have a material adverse effect on our business or financial condition.

Management
EXECUTIVE OFFICERS AND DIRECTORS
The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position(s)

Dr. Keh-Shew Lu(1)	58	President, Chief Executive Officer and Director
Joseph Liu	63	Senior Vice President, Operations
Mark A. King	47	Senior Vice President, Sales and Marketing
Carl C. Wertz	51	Chief Financial Officer, Secretary and Treasurer
Steven Ho	50	Vice President, Asia Sales
Raymond Soong	63	Chairman of the Board of Directors
C.H. Chen(1)(2)(3)	62	Vice Chairman of the Board of Directors
Michael R. Giordano(1)(2)(4)	58	Director
M.K. Lu	57	Director
Dr. Shing Mao(3)(4)	70	Director
John M. Stich(1)(2)(3)(4)	63	Director

(1)	Member of our Strategic Planning Committee.

(2)	Member of our Compensation and Stock Options Committee.

(3)	Member of our Nominating Committee.

(4)	Member of our Audit Committee.
Dr. Keh-Shew Lu was appointed as our President and Chief Executive Officer in June 2005. Dr. Lu has been one of our directors since 2001. From 1974 to 2001, Dr. Lu was employed by Texas Instruments, Inc. He retired in 2001 as Senior Vice President and General Manager of Worldwide Analog, Mixed-Signal and Logic Products, a position he had held since 1998. Dr. Lu holds a Bachelor’s degree in engineering from the National Cheng Kung University in Taiwan, and a doctorate degree in electrical engineering from Texas Tech University. Dr. Lu is also a director of two publicly held companies in Taiwan: Lite-On Technology Corporation and Windbond Electronics Corporation. Dr. Lu is Chairman of our Strategic Planning Committee.
Joseph Liu joined us in 1990 and has served as our Senior Vice President, Operations, since 2000. Mr. Liu previously served as our Vice President, Operations from 1994 to 1998 and Chief Financial Officer, Secretary and Treasurer from 1990 to 1998. Mr. Liu was also our Vice-President, Administration from 1990 to 1994.
Mark A. King joined us in 1991 and was appointed our Senior Vice President, Sales and Marketing in August 2005. Prior to that, he served as our Vice President, Sales and Marketing. He served as Vice President, Sales from April 1991 to April 1998. Before joining us, Mr. King served for nine years in various sales management positions at Lite-On, Inc., a California corporation located in Milpitas, California, and a manufacturer of optoelectronic products.
Carl C. Wertz joined us in 1993 and was appointed our Chief Financial Officer, Secretary and Treasurer in 1998. Mr. Wertz served as our Controller from 1993 to 1998. Before joining us, Mr. Wertz served in various financial management and accounting positions, most recently as Controller of Westco Products, a manufacturer and distributor of food products. Mr. Wertz is a licensed CPA.

Management

Steven Ho joined us in 1991 and was appointed as our Vice President of Asia Sales in August 2005.
Raymond Soong has been one of our directors since 1990. Mr. Soong has been the Chairman of the board of Silitek Corporation, or Silitek, since 1990 and has been Chairman of the boards of Lite-On Semiconductor and Lite-On Technology Corporation since 1992. In October 2002, Silitek and Taiwan Lite-On merged with Lite-On Technology Corporation. Mr. Soong is a graduate of the National Taipei Institute of Technology’s Electronic Engineering Department.
C.H. Chen has been one of our directors since 2000. Mr. Chen served as our President and Chief Executive Officer from March 2000 until June 2005. From 1969 to 1990, Mr. Chen was employed by Texas Instruments, Inc. Mr. Chen is currently the Vice Chairman of Lite-On Semiconductor. He is also Chairman of our Nominating Committee.
Michael R. Giordano has been one of our directors since 1990. Mr. Giordano joined UBS Financial Services, Inc. as a Senior Vice President-Investment Consulting when UBS acquired PaineWebber, Inc in 2000. PaineWebber, Inc. acquired his previous employer, Kidder Peabody and Co., Inc., with whom he was employed since 1979. Mr. Giordano received his Bachelor of Science degree in Aerospace Engineering from California State Polytechnic University and his Masters degree in Business Administration from the University of Utah. Mr. Giordano is Chairman of our Audit Committee and our Compensation and Stock Options Committee.
M.K. Lu has been one of our directors since 1995. Mr. Lu is currently President of Lite-On Semiconductor, a position he was re-appointed to in March 2000. In November 1998, Mr. Lu formed Actron Technology Corporation, and is Chairman and Chief Executive Officer of Actron, a manufacturer of diodes for the automotive market. Mr. Lu earned his Bachelor’s degree in Electrical Engineering at Tatung University of Technology and is a Business Administration graduate of the National Chengchi University.
Dr. Shing Mao has been one of our directors since 1995. Dr. Mao served as Chairman of the board of Lite-On, Inc., a California corporation located in Milpitas, California, and a wholly owned subsidiary of Taiwan Lite-On, from 1988 to 2000. Dr. Mao has been a director of Dyna Investment Co., Ltd. of Taiwan, a venture capital company since 1989. Dr. Mao was a director of Lite-On Semiconductor from 1989 to 2000. Dr. Mao earned his doctorate degree in electrical engineering at Stanford University in 1963.
John M. Stich has been one of our directors since 2000. Mr. Stich is the President and Chief Executive Officer of The Asian Network; a consulting company that specializes in assisting high-technology companies to expand their business in Asia, a position he has held since 2000. Mr. Stich has been active in leading various industry associations, including serving as Governor for the American Chamber of Commerce in Japan and in Hong Kong, as Chairman of the Semiconductor Industry Association (Japan Chapter), and as President of the Japan America Society of Dallas/ Fort Worth. In addition, Mr. Stich is a director of Stonestreet One, Inc., a leading provider of solutions based on short-range wireless technologies.
BOARD OF DIRECTORS
Our bylaws provide that the number of directors shall be determined from time to time by our Board of Directors, but may not be less than five nor more than seventeen. Currently, our Board of Directors has fixed the number of directors at seven. Our bylaws further provide for the election of each director at each annual meeting of stockholders.

Management

COMMITTEES OF THE BOARD OF DIRECTORS
Our Board of Directors has a standing Audit Committee, a Compensation and Stock Options Committee, a Nominating Committee and a Strategic Planning Committee, each of which consists of two or more directors who serve at the discretion of the Board of Directors. The members of each Committee are as follows:
Audit Committee
The Audit Committee consists of Messrs. Giordano, Mao and Stich, with Mr. Giordano as the Chairman. This committee makes recommendations to the Board of Directors regarding the engagement of our independent registered public accounting firm, reviews the plan, scope and results of the audit, reviews with management our policies and procedures with respect to internal accounting and financial controls and reviews changes in accounting policy and the scope of the non-audit services which may be performed by our independent registered public accounting firm. The Audit Committee also monitors policies to prohibit unethical, questionable or illegal activities by our employees. The Board of Directors has determined that each member of the Audit Committee is “independent,” as that term is defined under the rules of Nasdaq and the SEC, and is able to read and understand fundamental financial statements, and that Mr. Giordano qualifies as an “audit committee financial expert” as defined under the rules of the SEC.
Compensation and Stock Options Committee
The Compensation and Stock Options Committee consists of Messrs. Chen, Giordano and Stich, with Mr. Giordano as the Chairman. This committee makes recommendations to the Board of Directors regarding compensation, benefits and incentive arrangements for the Chief Executive Officer and other officers and key employees of Diodes. The Compensation and Stock Options Committee also administers our 1993 Incentive Stock Option Plan, the 1993 Non-Qualified Stock Option Plan, our Incentive Bonus Stock Plan, our 401(k) profit sharing plan, and the 2001 Omnibus Equity Incentive Plan. The Board of Directors has determined that each member of the Compensation and Stock Options Committee is “independent” as that term is defined under the rules of Nasdaq and the SEC, except for Mr. Chen who was our President and Chief Executive Officer from March 2000 until June 2005. This committee is not intended to qualify as a fully independent compensation committee under the Nasdaq rules. As required by the rules of Nasdaq, the compensation of our Chief Executive Officer and other executive officers is determined, or recommended to our Board of Directors for determination, by a majority of the independent directors.
Nominating Committee
The Nominating Committee consists of Messrs. Chen, Mao and Stich, with Mr. Chen as the Chairman. The principal purposes of this committee are to help ensure that our Board of Directors (i) identifies individuals qualified to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, and (ii) selects the director nominees for the next annual meeting of stockholders. The Board of Directors has determined that each member of the Nominating Committee is “independent,” as that term is defined under the rules of Nasdaq and the SEC, except for Mr. Chen who was our President and Chief Executive Officer from March 2000 to June 2005. In addition, Messrs. Lu and Soong attend meetings of this committee, at the invitation of the committee, in a non-voting capacity. This committee is not intended to qualify as a fully independent nominating committee under the Nasdaq rules. As required by the rules of Nasdaq, director nominees are either selected, or recommended for selection by the Board of Directors, by a majority of the independent directors.

Management

Strategic Planning Committee
The Strategic Planning Committee consists of Messrs. Chen, Giordano, Lu, Mao and Stich. This committee focuses on our new product development, marketing, and research and development.
DIRECTOR COMPENSATION
Each non-employee director of Diodes receives $1,500 for each meeting of our Board of Directors or committee meeting attended in person, and $750 for each meeting in which such director participates by telephone. In addition, non-qualified stock options are granted annually to both employee and non-employee directors. The exercise price of each option is no less than the fair market value of the common stock on the date of grant, and the option vests in equal annual installments over a three-year period commencing on the first anniversary of the date of grant. For 2005, the Chairman of our Board of Directors received an option to purchase 49,500 shares of our common stock. The Vice-Chairman of our Board of Directors received an option to purchase 37,500 shares of our common stock and all other directors each received an option to purchase 7,000 shares of our common stock. In addition, the Audit Committee members receive annually an option to purchase 4,500 shares of our common stock, with the Audit Committee Chairman receiving an additional option to purchase 3,000 shares, and all other committee members receive annually an option to purchase 1,500 shares of our common stock, with the committee Chairman receiving an additional 1,500-share stock option grant. Our Board of Directors may modify such compensation in the future.
LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.
Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in our right, by reason of the fact that he or she is or was a director, officer, employee or other agent of Diodes or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. With respect to any action or suit by or in our right to procure a judgment in our favor, our bylaws provide that we may indemnify any such person, except that no indemnification will be provided if such person was adjudged to be liable to us, unless the court determines that despite his or her liability to us, he or she is fairly and reasonably entitled to indemnification. Our bylaws also provide that we may advance expenses incurred by or on behalf of a director, officer, employee or agent in advance of the final disposition of any action or proceeding.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public

Management

securities matters, and to us with respect to payments which may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.
We have entered into indemnification agreements with each of our directors and officers that may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.
At present, we are not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of Diodes or who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
EMPLOYMENT AGREEMENTS
On August 29, 2005, we entered into employment agreements with Messrs. Lu, Liu, King and Wertz, pursuant to which they are entitled to (1) receive an annual base salary (subject to increase from time to time in the discretion of our Board of Directors) of $300,000, $208,000, $177,000, and $146,000, respectively, (2) participate in any executive bonus plan, (3) receive reimbursement for all reasonable and documented business expenses, (4) paid vacation in accordance with our vacation policy for employees generally, (5) participate in all plans provided to employees in general, (6) receive a life insurance policy in the amount in effect on the date of the agreement, and (7) receive a disability policy in the maximum insurable amount. Employment is at will and may be terminated by either us or the employee at any time. The employee is prohibited from disclosing our trade secrets, engaging in any “competitive activity” (as defined) or soliciting our current or, in some cases, former employees or independent contractors, during his employment and for the two years following the beginning of the leave of absence described below if his employment is terminated without “cause” (as defined), and acknowledges that all tangible items related to us are our exclusive property.
In the event employment is terminated by us without “cause” (as defined), the employee either may (a) commence a one year paid leave of absence or (b) forego such leave of absence and the benefits associated therewith. During the leave of absence, the employee will continue as our full-time employee, entitled to receive the benefits described above (other than the bonus described in clause (2), which will be prorated to the beginning of the leave of absence). During the leave of absence the employee will not be obligated to perform any services for us, but will have all other obligations provided by the agreement. At the end of the leave of absence, neither we nor the employee shall have any further duties under these agreements, except that (1) we will continue to pay to the employee, or his estate, the annual base salary for one year, (2) all stock-based compensation previously granted will continue to vest and shall remain exercisable for the full term thereof, determined without regard to the termination of employment, and (3) the employee will continue to be bound by the trade secrets, noncompetition and non-solicitation provisions of the agreement for one year after the end of the leave of absence. In addition, all stock-based compensation will vest immediately upon a “change in control” (as defined).
In addition, we have entered into an indemnification agreement with each of these employees, as described above under the heading “— Limitation on Liability and Indemnification of Directors and Officers” that may require us to indemnify the employee against liabilities that may arise by reason of his status or service with us.

Certain relationships and related party transactions
We conduct business with two related party companies, Lite-On Semiconductor (and its subsidiaries and affiliates) and Keylink International (formerly Xing International) (and its subsidiaries). Lite-On Semiconductor is our largest stockholder and owned 31.5% of our outstanding common stock as of August 15, 2005. Keylink International is our 5.0% joint venture partner in Diodes-China and Diodes-Shanghai. C.H. Chen, our previous President and Chief Executive Officer, and a member of our Board of Directors, is also Vice Chairman of Lite-On Semiconductor. M.K. Lu, a member of our Board of Directors, is President of Lite-On Semiconductor, while Raymond Soong, our Chairman of our Board of Directors, is the Chairman of Lite-On Technology Corporation, a significant shareholder of Lite-On Semiconductor, as well as Chairman of Lite-On Semiconductor.
The Audit Committee reviews all related party transactions for potential conflict of interest situations, and approves all such transactions, in accordance with such procedures as it may adopt from time to time. We believe that all related party transactions are on terms no less favorable to us than would be obtained from unaffiliated third parties.
In 2004, we sold silicon wafers to Lite-On Semiconductor totaling 9.9% (10.5% in 2003 and 13.7% in 2002) of our sales, making Lite-On Semiconductor our largest customer. Also for 2004, 17.2% (17.3% in 2003 and 17.9% in 2002) of our sales were from discrete semiconductor products purchased from Lite-On Semiconductor for subsequent sale by us, making Lite-On Semiconductor our largest outside supplier. For the six months ended June 30, 2005, we sold silicon wafers to Lite-On Semiconductor totaling 9.6% of our sales, and 14.6% of our sales were from discrete semiconductor products purchased from Lite-On Semiconductor for subsequent sale by us. Under a long-standing sales agreement, we are the exclusive North American distributor for certain product lines of Lite-On Semiconductor. In addition, companies affiliated with Lite-On Semiconductor, which we refer to collectively as The Lite-On Group, accounted for 1.5%, 2.5%, 3.3% and 5.1% of our net sales, respectively, in 2002, 2003, 2004 and the six months ended June 30, 2005. We also rent warehouse space in Hong Kong from a member of The Lite-On Group, which also provides us with warehousing services at that location. For 2002, 2003 and 2004 we reimbursed this entity in aggregate amounts of $59,000, $112,000 and $190,000, respectively, for these items. Such transactions are on terms no less favorable to us than could be obtained from unaffiliated third parties. The Audit Committee of the Board of Directors has approved the arrangements we have with these related party transactions.
In December 2000, we acquired a wafer foundry, FabTech, Inc., from Lite-On Semiconductor. As part of the purchase price, Lite-On Semiconductor received a subordinated, interest-bearing note receivable in a principal amount of $13.5 million, of which approximately $3.8 million and $2.5 million, respectively, was outstanding as of December 31, 2004 and June 30, 2005. In May 2002, we renegotiated the terms of the note to extend the payment period from two years to four years, and, as a result, monthly payments of approximately $208,000 plus interest began in July 2002. In connection with the acquisition, Lite-On Semiconductor entered into a volume purchase agreement to purchase wafers from FabTech. In addition, in accordance with the terms of the acquisition, we also entered into several management incentive agreements with members of FabTech’s management. The agreements provided members of FabTech’s management with guaranteed annual payments as well as contingent bonuses based on the annual profitability of FabTech, subject to a maximum annual amount. Any portion of the guaranteed and contingent liability paid by FabTech was reimbursed by Lite-On Semiconductor. 2004 was the final year of the management incentive agreements, with final payment made on March 31, 2005. Lite-On Semiconductor reimbursed us in the amount of $375,000 for each of 2002, 2003 and 2004, in respect of contingent bonuses paid by us under these management incentive agreements.

Certain relationships and related party transactions

In 2004, we sold silicon wafers to companies owned by Keylink International totaling 0.9% (1.1% in 2003 and 1.6% in 2002) of our sales. Also for 2004, 3.5% (4.6% in 2003 and 5.6% in 2002) of our sales were from discrete semiconductor products purchased from companies owned by Keylink International. For the six months ended June 30, 2005, we sold silicon wafers to companies owned by Keylink International totaling 1.1% of our sales, and 3.0% of our sales were from discrete semiconductor products purchased from companies owned by Keylink International. In addition, Diodes-China and Diodes-Shanghai lease their manufacturing facilities from, and subcontract a portion of their manufacturing process (metal plating and environmental services) to, Keylink International. We also pay a consulting fee to Keylink International. In 2002, 2003 and 2004, we paid Keylink International an aggregate of $2.8 million, $3.8 million and $5.2 million, respectively, with respect to these items. We believe such transactions are on terms no less favorable to us than could be obtained from unaffiliated third parties. The Audit Committee of the Board of Directors has approved the contracts associated with these related party transactions.
In October 2002, Silitek and Taiwan Lite-On merged with Lite-On Technology Corporation, a publicly traded company on the Taiwan Stock Exchange. Prior to this merger, Silitek was affiliated through common ownership and control with Taiwan Lite-On, and both companies were members of The Lite-On Group and publicly traded on the Taiwan Stock Exchange.
Raymond Soong, who became a director and our Chairman of our Board of Directors effective March 1993, is also the Chairman of the boards of Lite-On Technology Corporation and Lite-On Semiconductor, Raymond Soong is also the founder of The Lite-On Group.
C.H. Chen, who has been one of our directors since 2000 and who also served as our President and Chief Executive Officer from March 2000 until June 2005, is also Chairman of the board of AnaChip Electronic Corp., and Vice Chairman of the board of Dynacard Microelectronic Corp., both Lite-On Group companies.
Dr. Shing Mao, who is one of our directors, retired in 2000 as Chairman of the board of Lite-On Milpitas, a wholly-owned subsidiary of Taiwan Lite-On which merged with Lite-On Technology Corporation in 2002. Dr. Mao was also a director of Lite-On Semiconductor from 1989 to 2000.
M.K. Lu, who has been one of our directors, since 1995, is also President of Lite-On Semiconductor and Chief Executive Officer and Chairman of the board of Actron Technology Corporation, both Lite-On Group companies. From 1983 to 1990, Mr. Lu was General Manager/ Vice President of Silitek.
Michael Giordano, one of our directors, is Senior Vice President-Investment Consulting at UBS Financial Services Inc. Along with his son, James Giordano, Michael Giordano has, from time to time, assisted our directors, executive officers, and employees in stock option exercises and subsequent stock sales of our common stock, and has provided them investment management services. Mr. Giordano is also the pension consultant for our 401(k) plan, which is managed by UBS Fiduciary Trust. In addition, Mr. Giordano has, from time to time, provided investment management services for directors and officers of The Lite-On Group. All such services have been provided by UBS Financial Services Inc. at customary rates and terms.
John M. Stich, one of our directors, is also President and Chief Executive Officer of The Asian Network. In 2000 and 2001, Mr. Stich had received fees as a marketing consultant to us. In 2001, Mr. Stich ceased performing marketing consulting services for us.
During 2002 Dr. Keh-Shew Lu, our President and Chief Executive Officer, received fees as an engineering consultant to us. In 2003, Dr. Lu ceased performing engineering consulting services for us.

Certain relationships and related party transactions

Mark A. King, our Senior Vice President of Sales and Marketing, has an approximate $100,000 investment in one of our computer software vendors (a privately-held company). Mr. King’s investment was made subsequent to our purchase of the software (which is used for sales quotation and channel management) and has been approved by our Board of Directors. Fees paid to this software vendor in 2004, including annual software maintenance and consulting fees, were approximately $105,000.

Principal and selling stockholders
The following table sets forth the beneficial ownership of common stock as of August 15, 2005 by (1) each person known to us to be the beneficial owner of more than 5.0% of the outstanding shares of common stock (other than depositories), (2) each of our executive officers and directors and (3) all directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. A person is also considered to beneficially own shares that such person has the right to acquire within 60 days after August 15, 2005. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to the shares indicated as beneficially owned. The percentage of beneficial ownership is based on 14,620,683 shares of common stock outstanding as of August 15, 2005 and 16,370,683 shares of common stock outstanding after completion of this offering. A total of 750,000 shares of our common stock are being offered for sale by the selling stockholder, Lite-On Semiconductor. We will not receive any of the proceeds from the sale of common stock by the selling stockholder. The table assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, we will sell up to an aggregate of 375,000 additional shares of common stock, and up to 16,745,683 shares of common stock will be outstanding after the completion of this offering.

				Percent of
				outstanding
	Number of		Number of	shares
	shares	Number of	shares	beneficially
	beneficially	shares to	beneficially	owned(3)
	owned	be sold in	owned
	prior to	this	after the	Before	After
Name and address of beneficial owner(1)	offering(2)	offering	offering(2)	offering	offering

Lite-On Semiconductor Corporation(4)	4,601,458	750,000	3,851,458	31.5%	23.5%
Munder Capital Management	803,288	—	803,288	5.5	4.9
Raymond Soong(5)	269,100	—	269,100	1.8	1.6
C.H. Chen(5)	232,500	—	232,500	1.6	1.4
Michael R. Giordano(5)(6)	118,187	—	118,187	*	*
M.K. Lu(5)	23,000	—	23,000	*	*
Dr. Shing Mao(5)	54,000	—	54,000	*	*
John M. Stich(5)(7)	36,500	—	36,500	*	*
Dr. Keh-Shew Lu(5)	229,000	—	229,000	1.6	1.4
Joseph Liu(5)	300,000	—	300,000	2.0	1.8
Mark A. King(5)	81,000	—	81,000	*	*
Carl C. Wertz(5)	144,281	—	144,281	1.0	*
Steven Ho(5)	50,375	—	50,375	*	*
All directors and executive officers as a group (11 persons)(8)	1,537,943	—	1,537,943	9.7	8.7

*	Less than 1.0%.

(1)	The address of Lite-On Semiconductor is 9F. No. 233-2, Pao-Chiao Road, Hsin-Tien, Taipei-hsien 23115, Taiwan, R.O.C. The address of Munder Capital Management is 480 Pierce Street Birmingham, MI 48009-6063. The address of each our directors and executive officers is 3050 East Hillcrest Drive, Westlake Village, California 91362.
Footnotes continued on following page.

Principal and selling stockholders

(2)	The named stockholder has sole voting power and investment power with respect to the shares listed, except as indicated and subject to community property laws where applicable.

(3)	Under Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares). In addition, under Rule 13d-3(d)(1) of the Exchange Act, shares which the person (or group) has the right to acquire within 60 days after August 15, 2005 are deemed to be outstanding in calculating the beneficial ownership and the percentage ownership of the person (or group) but are not deemed to be outstanding as to any other person or group. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership of voting power with respect to the number of shares of common stock actually outstanding at August 15, 2005.

(4)	Lite-On Semiconductor is a public company listed on the Taiwan Stock Exchange Corporation and a member of The Lite-On Group.

(5)	Includes the following shares of common stock that the named individual has the right to acquire within 60 days after August 15, 2005 by the exercise of vested stock options:

Shares
subject to
Named individual	options

Raymond Soong	236,250
C.H. Chen	232,500
Michael R. Giordano	100,500
M.K. Lu	23,000
Dr. Shing Mao	45,000
John M. Stich	35,000
Dr. Keh-Shew Lu	49,000
Joseph Liu	267,500
Mark A. King	81,000
Carl C. Wertz	139,500
Steven Ho	39,500

(6)	Includes 2,250 shares of common stock held in the name of UBS Fiduciary Trust for the investment retirement account of Mr. Giordano.

(7)	Includes 1,500 shares of common stock held in the name of Stich Family Holdings LP.

(8)	Includes 1,208,750 shares that the directors and executive officers have the right to acquire within 60 days after August 15, 2005, by the exercise of vested stock options but excludes an additional 608,500 shares that the directors and executive officers will have the right to acquire upon the exercise of stock options which will become exercisable in installments more than 60 days after August 15, 2005.

Description of capital stock
The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws. Pursuant to our certificate of incorporation, our authorized capital stock consists of 31,000,000 shares, of which:

•	30,000,000 shares are designated as common stock, each with a par value of $0.66 2/3; and

•	1,000,000 shares are designated as preferred stock, each with a par value of $1.00.
COMMON STOCK
Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Our stockholders currently may cumulate their votes for the election of directors. Subject to preferences which may be granted to the holders of preferred stock, each holder of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available, subject to any preferential dividend rights of any outstanding preferred stock. In the event of our liquidation, dissolution or winding up, each common stockholder is entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any shares of preferred stock that are outstanding at that time. Holders of common stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock, which we may designate and issue in the future without further stockholder approval.
PREFERRED STOCK
Our Board of Directors is authorized to issue, without further stockholder approval, shares of preferred stock in one or more series, and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of preferred stock. Our Board of Directors, without further stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, including the loss of voting control to the holder of preferred stock issued in the future. No shares of preferred stock presently are outstanding. The issuance of preferred stock in certain circumstances may delay, defer or prevent our change in control without further action by our stockholders, may discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price, and the voting and other rights of the holders, of common stock.
ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAWS
Some provisions of Delaware law, our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Description of capital stock

Section 203 of Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

•	either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder;

•	the interested stockholder acquired at least 85.0% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66.66% of the outstanding voting stock that is not owned by the interested stockholder.
For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10.0% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.
TRANSFER AGENT
The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.
LISTING
Our common stock is listed on the Nasdaq National Market under the symbol “DIOD.”

Material U.S. tax consequences to non-U.S. holders
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as described below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion does not address tax consequences of the purchase, ownership or disposition of our common stock to holders of our common stock other than those holders who acquired their beneficial ownership in the common stock in this offering. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This summary also does not address estate tax considerations or the tax considerations arising under the laws of any foreign, state, local or other tax jurisdiction. In addition, except where noted, this discussion addresses only those holders who hold the common stock as capital assets and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or government entities;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	certain foreign entities that are owned by U.S. persons, including “controlled foreign corporations” and “passive foreign investment companies;”

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	partnerships or entities taxable as partnerships.
If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.
YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Material U.S. tax consequences to non-U.S. holders

NON-UNITED STATES HOLDER DEFINED
For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person or a partnership. For purposes of this discussion, you are a U.S. person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made an election to be treated as a U.S. person.
DISTRIBUTIONS
We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
Subject to the discussion below under “Income or Gain Effectively Connected with a United States Trade of Business,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30.0% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-U.S. holder holds the common stock through a foreign intermediary, a reduced rate of withholding may be obtained if the foreign intermediary provides a properly executed IRS Form W-8IMY, stating that such holder of the common stock is holding the common stock on behalf of non-U.S. holders and attaching properly executed IRS Form W-8BENs of such non-U.S. holders (unless such intermediary is a qualified intermediary) to the Form W-8IMY. In all situations, the applicable form must be delivered pursuant to applicable procedures and must be promptly transmitted to the U.S. paying/withholding agent.
If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.
GAIN ON DISPOSITION OF COMMON STOCK
You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and if a tax treaty applies, such gain is attributable to your permanent establishment in the Unites States) (in either case, see the discussion below under “Income or Gain Effectively Connected with a United States Trade or Business”);

Material U.S. tax consequences to non-U.S. holders

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.
Unless an applicable treaty provides otherwise, if you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30.0% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even thought you are not considered a resident of the United States). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation.”
INCOME OR GAIN EFFECTIVELY CONNECTED WITH A UNITED STATES TRADE OR BUSINESS
If you are engaged in a trade or business in the United States and if dividends on or gain realized on the sale or other disposition of the common stock are effectively connected with your conduct of such trade or business (and, if an applicable tax treaty requires, are attributable to a U.S. permanent establishment maintained by you in the United States), you will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if you were a U.S. taxpayer, although you will be exempt form U.S. withholding tax if you deliver, pursuant to applicable procedures, a properly executed IRS Form W-8ECI to the U.S. paying/ withholding agent. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30.0% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your effectively connected earnings and profits for the taxable year.
BACKUP WITHHOLDING AND INFORMATION REPORTING
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is send to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.
Payments of dividends or of proceeds on the dispositions of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is currently imposed at a rate of 28.0%; however, it is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Underwriting
We and the selling stockholder are offering shares of our common stock described in this prospectus through the underwriters named below. We will not receive any of the proceeds of the common stock sold by the selling stockholder. UBS Securities LLC, A.G. Edwards & Sons, Inc., C.E. Unterberg, Towbin, LLC, Raymond James & Associates, Inc. and WR Hambrecht + Co, LLC are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
A.G. Edwards & Sons, Inc.
C.E. Unterberg, Towbin, LLC
Raymond James & Associates, Inc.
WR Hambrecht + Co, LLC

Total	2,500,000
The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The common stock offered is subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to an aggregate of 375,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option in whole or in part, they will each purchase approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the offering price. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms

Underwriting

stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of                      shares of common stock to accounts over which such representatives exercise discretionary authority.
The selling stockholder will pay the underwriting discounts and commissions applicable to the shares that it sells. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 375,000 shares from us.

Underwriters	No exercise	Full exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $820,000. The underwriters have agreed to reimburse us up to an aggregate of $150,000 in connection with expenses incurred by us relating to this offering.
NO SALES OF SIMILAR SECURITIES
We, each of our directors and executive officers and the selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions specified below, we and each of these persons may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock, any securities convertible into or exercisable or exchangeable for our common stock or other rights to purchase our common stock. These restrictions will be in effect for a period of 90 days (180 days in the case of the selling stockholder) after the date of this prospectus. These lock-up agreements are subject to such stockholders’ rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement. In addition, the lock-up agreement signed by our director, Mr. Giordano, will permit the sale of shares under his current 10b5-1 plan. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the affected securities from these lock-up agreements although it currently has no plans to do so. In addition, we may grant options to purchase shares of common stock under our stock incentive plan and issue shares of common stock upon the exercise of outstanding options.
The applicable lock-up period may be extended for up to 18 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 16 days prior to, or approximately 16 days after, the termination of the lock up period.
We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
NASDAQ NATIONAL MARKET QUOTATION
Our common stock is listed on the Nasdaq National Market under the symbol “DIOD.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are sales of common stock in excess of shares of common stock subject to the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.
AFFILIATIONS
The underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us which they will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. One of our directors, Mr. Giordano, is an employee of UBS Financial Services Inc., an affiliate of UBS Securities, LLC, one of the underwriters. In that capacity, Mr. Giordano is the pension consultant for our 401(k) plan. In addition, Mr. Giordano has from time to time provided assistance to our directors, executive officers and employees in connection with stock option exercises and subsequent sales of our common stock, and has provided them with investment management services.

Notice to investors
EUROPEAN ECONOMIC AREA
With respect to each Member State of the European Economic Area which has implemented Directive 2003/71/EC, including any applicable implementing measures, or the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(1)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
UNITED KINGDOM
Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
FRANCE
The shares of our common stock may only be offered or sold to qualified investors and/or to a restricted number of investors in the Republic of France in accordance with Article L.41 1-2 of the French Code Monetaire et Financier (“Monetary and Financial Code”) and with the Decree no. 98-880 dated 1 October 1998 (the “Decree”); neither this prospectus, which has not been submitted to the Autorité des marchés financiers (the “AMF”), nor any information contained therein or any offering material relating to the shares, may be distributed or caused to be distributed to the public in France.
You are informed that:

(1)	this prospectus has not been submitted to the clearance procedures of the AMF;

(2)	in compliance with the Decree, if you subscribe for shares of our common stock, you will be acting for your own account;

(3)	the direct and indirect distribution by you to the public of your shares shall only be made in compliance with Articles L.411-1, L.411-2, L.412-1, and L.621-8 of the Monetary and Financial Code; and

Notice to investors

(4)	where the exemption for placements within a “restricted circle of investors” is relied on and the number of such investors exceeds 100, you must declare that you have personal links, either of a professional or family nature, with any of the underwriters.
ITALY
The offering of the shares of our common stock has not been registered pursuant to the Italian securities legislation and, accordingly, our common stock may not be offered or sold in the Republic of Italy in a solicitation to the public.
The shares of our common stock may only be offered, sold and delivered in the Republic of Italy to “Professional investors,” as defined in Article 31.2 of Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11522 of 1st July 1998 (“Regulation No. 11522”), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24th February 1998 (“Decree No. 58”), or in circumstances where an express exemption from compliance with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14th May 1999 applies, provided, however, that any such offer, sale, or delivery of shares or distribution of copies of this prospectus or any other document relating to the shares in the Republic of Italy must be:

(1)	made by investment firms, banks, or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1st September 1993 (“Decree No. 385”), Decree No. 58, Regulation No. 11522, and any other applicable laws and regulations; and

(2)	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
GERMANY
Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz—WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.
THE NETHERLANDS
Shares of our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the shares, and this prospectus or any other offering material relating to the shares may not be considered an offer or the prospect of an offer to sell or exchange the shares.

Notice to investors

SWITZERLAND
Shares of our common stock may be offered in Switzerland only on the basis of a nonpublic offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters
The validity of the common stock offered hereby will be passed upon for us by Sheppard Mullin Richter & Hampton LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.
Experts
The consolidated financial statements and schedule of Diodes as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-3, including exhibits, schedules and any amendments with respect to the common stock being offered hereby. This prospectus is a part of that registration statement and includes all of the information which we believe is material to you in considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. With respect to each such contract or other document filed as a part of the registration statement, reference is made to the relevant exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement is available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that makes available the registration statement. The address of the SEC’s Internet site is www.sec.gov. We are required to file reports and other information with the SEC pursuant to the informational requirements of the Exchange Act.
Incorporation of certain documents by reference
We will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004 (as amended by the Form 10-K/A (Amendment No. 1)), including the information incorporated therein from the proxy statement for our 2005 annual meeting of stockholders;

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005; and

Incorporation of certain documents by reference

•	Our current reports on Form 8-K, filed on May 31, 2005 (except Item 7.01 which is furnished to, but not filed with, the SEC), July 28, 2005, September 2, 2005 and September 7, 2005.
We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of common stock; provided, however, that nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.
We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may make a written request for a copy of these filings by contacting us at:
Diodes Incorporated
3050 E. Hillcrest Drive
Westlake Village, CA 91362
Attn: Carl C. Wertz

Diodes Incorporated and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Diodes Incorporated and Subsidiaries
We have audited the accompanying consolidated balance sheets of Diodes Incorporated and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diodes Incorporated and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP

MOSS ADAMS LLP
Los Angeles, California
January 28, 2005

Diodes Incorporated and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,847,000	$18,970,000
Accounts receivable
Trade customers	27,010,000	38,682,000
Related parties	3,938,000	5,526,000

	30,948,000	44,208,000
Allowance for doubtful accounts	(375,000)	(432,000)

	30,573,000	43,776,000
Inventories	16,164,000	22,238,000
Deferred income taxes, current	5,547,000	2,453,000
Prepaid expenses and other	2,256,000	4,243,000
Prepaid income taxes	446,000	406,000

Total current assets	67,833,000	92,086,000
PROPERTY, PLANT AND EQUIPMENT, net	47,893,000	60,857,000
DEFERRED INCOME TAXES, non-current	1,816,000	7,970,000
OTHER ASSETS
Goodwill	5,090,000	5,090,000
Other	1,163,000	1,798,000

Total assets	$123,795,000	$167,801,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Line of credit	$8,488,000	$6,167,000
Accounts payable
Trade	14,029,000	17,274,000
Related parties	3,453,000	3,936,000
Accrued liabilities	8,715,000	11,459,000
Current portion of long-term debt
Related party	2,500,000	2,500,000
Others	3,333,000	1,014,000
Current portion of capital lease obligations	161,000	165,000

Total current liabilities	40,679,000	42,515,000
LONG-TERM DEBT, net of current portion
Related party	3,750,000	1,250,000
Others	3,000,000	6,583,000
CAPITAL LEASE OBLIGATIONS, net of current portion	2,334,000	2,172,000
MINORITY INTEREST IN JOINT VENTURE	2,582,000	3,133,000
STOCKHOLDERS’ EQUITY
Preferred stock—par value $1.00 per share; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock—par value $0.66 2/3 per share; 30,000,000 shares authorized; 14,627,284 and 15,763,266 shares issued at 2003 and 2004, respectively	9,752,000	10,509,000
Additional paid-in capital	7,942,000	21,516,000
Retained earnings	55,779,000	81,330,000

	73,473,000	113,355,000
Less:
Treasury stock—1,613,508 shares of common stock, at cost	1,782,000	1,782,000
Accumulated other comprehensive loss (gain)	241,000	(575,000)

	2,023,000	1,207,000
Total stockholders’ equity	71,450,000	112,148,000

Total liabilities and stockholders’ equity	$123,795,000	$167,801,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31,

	2002	2003	2004

NET SALES	$115,821,000	$136,905,000	$185,703,000
COST OF GOODS SOLD	89,111,000	100,377,000	124,968,000

Gross profit	26,710,000	36,528,000	60,735,000
OPERATING EXPENSES
Selling, general and administrative	16,228,000	19,586,000	23,503,000
Research and development	1,472,000	2,049,000	3,422,000
Impairment of fixed assets	—	1,000,000	—
Loss on disposal of fixed assets	43,000	37,000	14,000

Total operating expenses	17,743,000	22,672,000	26,939,000

Income from operations	8,967,000	13,856,000	33,796,000
OTHER INCOME (EXPENSES)
Interest expense, net	(1,183,000)	(860,000)	(637,000)
Other	67,000	(5,000)	(418,000)

Total other income (expenses)	(1,116,000)	(865,000)	(1,055,000)
Income before income taxes and minority interest	7,851,000	12,991,000	32,741,000
INCOME TAX PROVISION	(1,729,000)	(2,460,000)	(6,514,000)

Income before minority interest	6,122,000	10,531,000	26,227,000
MINORITY INTEREST IN EARNINGS OF JOINT VENTURE	(320,000)	(436,000)	(676,000)

NET INCOME	$5,802,000	$10,095,000	$25,551,000

EARNINGS PER SHARE
Basic	$0.47	$0.79	$1.91

Diluted	$0.44	$0.70	$1.65

Number of shares used in computation
Basic	12,276,899	12,730,808	13,404,276

Diluted	13,297,490	14,406,054	15,471,438

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended December 31, 2002, 2003, and 2004

	Common stock
							Accumulated
							other
		Shares in		Common stock	Additional Paid-In	Retained	comprehensive
	Shares	Treasury	Amount	in treasury	Capital	earnings	gain (loss)	Total

BALANCE,
December 31, 2001	13,841,496	1,613,508	$9,228,000	$(1,782,000)	$4,233,000	$39,882,000	$(437,000)	$51,124,000
Comprehensive income, net of tax:
Net income for the year ended December 31, 2002						5,802,000		5,802,000
Translation adjustments							(40,000)	(40,000)
Change in unrealized loss on derivative instruments, net of tax of $400							(1,000)	(1,000)

Total comprehensive income								5,761,000
Management fee from LSC					375,000			375,000
Exercise of stock options including $98,000 income tax benefit	97,650	—	65,000	—	354,000	—	—	419,000

BALANCE,
December 31, 2002	13,939,146	1,613,508	$9,293,000	$(1,782,000)	$4,962,000	$45,684,000	$(478,000)	$57,679,000
Comprehensive income, net of tax:
Net income for the year ended December 31, 2003						10,095,000		10,095,000
Translation adjustments							169,000	169,000
Change in unrealized loss on derivative instruments, net of tax of $27,000							68,000	68,000

Total comprehensive income								10,332,000
Management fee from LSC					286,000			286,000
Exercise of stock options including $1,139,000 income tax benefit	688,138	—	459,000	—	2,694,000	—	—	3,153,000

BALANCE
December 31, 2003	14,627,284	1,613,508	$9,752,000	$(1,782,000)	$7,942,000	$55,779,000	$(241,000)	$71,450,000
Comprehensive income, net of tax:
Net income for the year ended December 31, 2004						25,551,000		25,551,000
Translation adjustments							793,000	793,000
Change in unrealized loss on derivative instruments, net of tax of $9,000							23,000	23,000

Total comprehensive income								26,367,000
Management fee from LSC					180,000			180,000
Exercise of stock options including $8,514,000 income tax benefit	1,135,982	—	757,000	—	13,394,000	—	—	14,151,000

BALANCE
December 31, 2004	15,763,266	1,613,508	$10,509,000	$(1,782,000)	$21,516,000	$81,330,000	$575,000	$112,148,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,802,000	$10,095,000	$25,551,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,747,000	11,073,000	13,173,000
Minority interest earnings	320,000	436,000	676,000
Loss on impairment and disposal of property, plant and equipment	43,000	1,037,000	14,000
Changes in operating assets and liabilities
Accounts receivable	(4,779,000)	(8,490,000)	(13,203,000)
Inventories	2,139,000	(1,248,000)	(6,074,000)
Prepaid expenses and other	(711,000)	(388,000)	(2,474,000)
Deferred income taxes	646,000	270,000	5,463,000
Accounts payable	3,153,000	5,082,000	3,728,000
Accrued liabilities	3,481,000	—	1,468,000
Income taxes payable	149,000	954,000	978,000

Net cash provided by operating activities	19,990,000	18,821,000	29,300,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(6,777,000)	(15,646,000)	(26,201,000)
Proceeds from sales of property, plant and equipment	3,000	357,000	68,000

Net cash used by investing activities	(6,774,000)	(15,289,000)	(26,133,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances (repayments) on line of credit, net	(3,478,000)	5,463,000	(2,321,000)
Net proceeds from the issuance of common stock	321,000	2,014,000	5,628,000
Management incentive reimbursement from LSC	375,000	375,000	375,000
Proceeds from long-term debt	—	—	3,583,000
Repayments of long-term debt	(11,080,000)	(5,833,000)	(4,819,000)
Minority shareholder investment in subsidiary	—	—	175,000
Repayments of capital lease obligations	(133,000)	(157,000)	(158,000)
Dividend to minority shareholder	—	—	(300,000)

Net cash provided (used) by financing activities	(13,995,000)	1,862,000	2,163,000

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(40,000)	169,000	793,000

INCREASE (DECREASE) IN CASH	(819,000)	5,563,000	6,123,000
CASH, beginning of year	8,103,000	7,284,000	12,847,000

CASH, end of year	$7,284,000	$12,847,000	$18,970,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,229,000	$876,000	$683,000

Income taxes	$965,000	$999,000	$2,504,000

Non-cash activities:
Tax benefit related to stock options credited to paid-in capital	$98,000	$1,139,000	$8,514,000

Building acquired through capital lease obligation	$2,785,000	$—	$—

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1—SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of operations—Diodes Incorporated and its subsidiaries manufacture and distribute discrete semiconductor devices to manufacturers in the communications, computing, industrial, consumer electronics and automotive markets. The Company’s products include small-signal transistors and MOSFETs, transient voltage suppressors (TVSs), zeners, Schottkys, diodes, rectifiers, bridges and silicon wafers. The products are sold primarily throughout North America, Asia and Europe.
Principles of consolidation—The consolidated financial statements include the accounts of the parent company, Diodes Incorporated (Diodes-North America), its wholly-owned subsidiaries; Diodes Taiwan Corporation, Ltd. (Diodes-Taiwan), Diodes Hong Kong, Ltd. (Diodes-Hong Kong) and FabTech, Inc. (FabTech or Diodes-FabTech); and its majority (95.0%) owned subsidiaries, Shanghai KaiHong Electronics Co., Ltd. (Diodes-China) and Diodes Shanghai Company, Ltd. (Diodes-Shanghai). All significant intercompany balances and transactions have been eliminated in consolidation.
Revenue recognition—Revenue is recognized when there is persuasive evidence that an arrangement exists, when delivery has occurred, when our price to the buyer is fixed or determinable and when collectibility of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when our product is shipped to both original equipment manufacturers (OEMs) and electronics component distributors. The Company reduces revenue in the period of sale for estimates of product returns and other allowances.
In 2003, Diodes-China received approximately $254,000 in high-technology grants as an incentive for further investment from the local Chinese government. The grants were unrestricted and available upon receipt to fund the operations of Diodes-China. The Company recognized this grant income when received and recorded them within “other income” on the accompanying statements of income. No grant income was received in 2004 and management does not expect this type of income in the future.
Product warranty—The Company generally warrants its products for a period of one year from the date of sale. Historically, warranty expense has not been significant.
Inventories—Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method. On an on-going basis both finished goods inventory and raw material inventory is evaluated for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item, as well as raw material usage related to our manufacturing facilities. Based upon this analysis, as well as an inventory aging analysis, a reserve for obsolete and slow-moving inventory is accrued (see Note 2).
Property, plant and equipment—Property, plant and equipment are depreciated using straight-line and accelerated methods over the estimated useful lives, which range from 20 to 55 years for buildings and 3 to 10 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over 3 to 5 years (see Note 3).
Goodwill—Beginning in fiscal 2002 with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 (“Goodwill and Other Intangible Assets”), goodwill is no longer amortized, but instead tested for impairment at least annually. As a result of the Company’s adoption of SFAS No. 142, an independent appraiser hired by the Company, performed the required impairment tests of goodwill as of January 1, 2004 and 2005, and has determined that the goodwill is fully recoverable. No goodwill was acquired or impaired during the years ended December 31, 2002, 2003 and 2004. As of December 31, 2004, goodwill for Diodes-FabTech and Diodes-China was $4.2 million

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
and $0.9 million, respectively. Prior to fiscal 2002, goodwill was amortized using the straight-line method over its estimated period of benefit.
Impairment of long-lived assets—Certain long-lived assets of the Company are reviewed at least annually as to whether their carrying values have become impaired in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Management considers assets to be impaired if the carrying value exceeds the undiscounted projected cash flows from operations. If impairment exists, the assets are written down to fair value or the projected discounted cash flows from related operations. As of December 31, 2004, the Company expects the remaining carrying value of assets to be recoverable.
Income taxes—Income taxes are accounted for using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of the Company’s assets and liabilities (see Note 8).
Concentration of credit risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade accounts receivable. Credit risk is limited by the dispersion of the Company’s customers over various geographic areas, operating primarily in the electronics manufacturing and distribution industries. The Company performs on-going credit evaluations of its customers and generally requires no collateral from its customers. Historically, credit losses have not been significant.
The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions. Cash balances are usually in excess of U.S. Federal and/or foreign deposit insurance limits.
Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.
Stock split—On November 25, 2003, the Company affected a three-for-two stock split for shareholders of record as of November 14, 2003 in the form of a 50% stock dividend. All share and per share amounts in the accompanying financial statements and footnotes reflect the effect of this stock split.
Earnings per share—Earnings per share are based upon the weighted average number of shares of common stock and common stock equivalents outstanding, net of common stock held in treasury. Earnings per share is computed using the “treasury stock method” under the Financial Accounting Standards Board (FASB) Statement No. 128.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2002, 2003 and 2004, options outstanding for 824,000 shares, 1,195,000 shares, and 0 shares, respectively, of common stock have been excluded from the computation of diluted earnings per share because their effect was anti-dilutive.

	Year ended December 31

	2002	2003	2004

Net income for earnings per share computation	$5,802,000	$10,095,000	$25,551,000

Basic
Weighted average number of common shares outstanding during the year	12,276,899	12,730,808	13,404,276

Basic earnings per share	$0.47	$0.79	$1.91

Diluted
Weighted average number of common shares outstanding used in calculating basic earnings per share	12,276,899	12,730,808	13,404,276
Add: additional shares issuable upon exercise of stock options	1,020,591	1,675,246	2,067,162

Weighted average number of common shares used in calculating diluted earnings per share	13,297,490	14,406,054	15,471,438

Diluted earnings per share	$0.44	$0.70	$1.65

Stock-based compensation—The Company maintains stock-based compensation plans for its board of directors, officers, and key employees, which provide for non-qualified and incentive stock options. The plans are described more fully in Note 9. With the issuance in mid-December 2004 by FASB of SFAS No. 123(R), “Share-Based Payments,” which is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” which was issued in 1995, the Company will begin reporting the fair value of stock-based compensation as an expense in its financial statements beginning in 2006 (see discussion in “Recently Issued Accounting Pronouncements and Proposed Accounting Changes” below). Prior to implementation of this new standard, the Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No compensation cost was reflected in net income for stock options, as all options granted under those plans have an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant. As required by SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure, an amendment of FASB Statement No. 123,” the following table illustrates the effect on net income and earnings per common

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for each period presented:

	For the years ended December 31,

		Amounts per			Amounts per			Amounts per
		share			share			share

	2002	Basic	Diluted	2003	Basic	Diluted	2004	Basic	Diluted

Net income	$5,802,000	$0.47	$0.44	$10,095,000	$0.79	$0.70	$25,551,000	$1.91	$1.65
Deduct: stock-based compensation expense determined under fair value method, net of tax	(1,918,000)	(0.15)	(0.15)	(1,397,000)	(0.11)	(0.10)	(1,642,000)	(0.13)	(0.10)

Pro forma net income	$3,884,000	$0.32	$0.29	$8,698,000	$0.68	$0.60	$23,909,000	$1.78	$1.55

The pro forma information recognizes as compensation the value of stock options granted using the Black-Scholes option pricing model which takes into account as of the grant date, the exercise price and expected life of the option, the current price of underlying stock and its expected volatility, expected dividends on the stock, expected forfeitures and the risk-free interest rate for the term of the option. The following is the weighted average of the data used to calculate the estimated fair value:

	Risk-free		Expected	Expected	Expected
December 31,	interest rate	Expected life	volatility	forfeitures	dividends

2004	3.64%	5.0 years	68.36%	2.64%	0%
2003	3.31%	5.0 years	66.18%	2.77%	0%
2002	4.03%	5.0 years	75.61%	2.77%	0%
The Company’s valuations are based upon a single option valuation approach using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and negotiable in a free trading market. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected life of the option. Because the Company’s stock options have characteristics significantly different from those of freely traded options, and changes in the subjective input assumptions can materially affect the Company’s fair value estimate of those stock options, in the Company’s opinion, existing valuations models, including Black-Scholes, are not reliable single measures and may misstate the fair value of the Company’s stock options. Because Company stock options do not trade on a secondary exchange, recipients can receive no value nor derive any benefit from holding stock options under these plans without an increase, above the grant price, in the market price of the Company’s stock. Such an increase in stock price would benefit all stockholders commensurately.
Derivative financial instrument—The Company used an interest rate swap agreement to hedge its exposure to variability in expected future cash flows resulting from interest rate risk related to a portion of its long-term debt. The interest rate swap agreement applied to 25.0% of the Company’s long-term debt and expired November 30, 2004. Market value of the swap as of December 31, 2003 and 2004 is included in “Accumulated Other Comprehensive Loss”. The swap contract is inversely correlated to the related hedged long-term debt and was therefore considered an effective cash flow hedge of the underlying long-term debt. The level of effectiveness of the hedge was measured by the changes in the market value of the hedged long-term debt resulting from fluctuation in

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
interest rates. As a matter of policy, the Company does not enter into derivative transactions for trading or speculative purposes.
Functional currencies and foreign currency translation—Through its subsidiaries, the Company maintains operations in Taiwan, Hong Kong and China. The Company believes the New Taiwan (“NT”) dollar as the functional currency at Diodes-Taiwan most appropriately reflects the current economic facts and circumstances of the operations. The Company continues to use the U.S. dollar as the functional currency in Diodes-China, Diodes-Shanghai and Diodes-Hong Kong, as substantially all monetary transactions are made in that currency, and other significant economic facts and circumstances currently support that position. As these factors may change in the future, the Company will periodically assess its position with respect to the functional currency of its foreign subsidiaries. Included in net income are foreign currency exchange losses of approximately $82,000, $115,000, and $424,000 for the years ended December 31, 2002, 2003 and 2004, respectively.
Comprehensive income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income include foreign currency translation adjustments and changes in the unrealized loss on derivative instruments from swap liability.
Recently issued accounting pronouncements and proposed accounting changes—In November 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” The consensus provides guidance in determining: (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met. The consensus was ratified by the FASB at their November 30, 2004 meeting and should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company does not anticipate a material impact on the financial statements from the adoption of this consensus.
In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. The amendments made by Statement No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” The provisions in Statement No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this standard is not expected have a material impact on the consolidated financial statements.
In September 2004, the EITF reached a consensus on EITF Issue No. 04-10, Applying Paragraph 19 of FAS 131 in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds. The consensus states that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
segments have similar economic characteristics, and the segments share a majority of the aggregation criteria (a)-(e) listed in paragraph 17 of SFAS No. 131. The effective date of the consensus in this Issue is for fiscal years ending after October 13, 2004. If the Financial Accounting Standards Board (FASB) ratifies EITF Issue No. 04-10, the Company does not anticipate a material impact on the financial statements.
In March 2004, the EITF reached a consensus on the remaining portions of EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments with an effective date of June 15, 2004. EITF 03-01 provides new disclosure requirements for other-than-temporary impairments on debt and equity investments. Investors are required to disclose quantitative information about: (i) the aggregate amount of unrealized losses, and (ii) the aggregate related fair values of investments with unrealized losses, segregated into time periods during which the investment has been in an unrealized loss position of less than 12 months and greater than 12 months. In addition, investors are required to disclose the qualitative information that supports their conclusion that the impairments noted in the qualitative disclosure are not other-than temporary. The Company determined that EITF 03-01 would not have a material impact on the financial statements.
In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, a revision to Interpretation No. 46 (“FIN 46”). FIN 46R clarifies the application of consolidation accounting for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest; these entities are referred to as “variable interest entities.” Variable interest entities within the scope of FIN 46R are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. FIN 46R also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. The Company has assessed Diodes-Shanghai under the provisions of FIN 46R and has concluded that its investment in Diodes-Shanghai does not meet the criteria for consolidation under the standard. However, Diodes-Shanghai is consolidated under other applicable accounting literature. The Company will periodically review its investment in Diodes-Shanghai to insure that it complies with the guidelines prescribed by FIN 46R.
In December 2004, the FASB also issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which will become effective for the Company beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations, but does not believe the impact of the change will be material.
On October 22, 2004, a new tax law was passed, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”), which raised a number of issues with respect to accounting for income taxes. In response, on December 21, 2004, the FASB issued two FASB Staff Positions (FSP), FSP 109-1 —“Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” and FSP 109-2—“Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,”which became effective for the Company upon issuance.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The Jobs Creation Act provides a deduction for income from qualified domestic production activities, to be phased in from 2005 through 2010, which is intended to replace the existing extra-territorial income exclusion for foreign sales. In FSP 109-1, the FASB decided the deduction for qualified domestic production activities should be accounted for as a special deduction under SFAS No. 109, rather than as a rate reduction. Accordingly, any benefit from the deduction will be reported in the period in which the deduction is claimed on the tax return and no adjustment to deferred taxes at December 31, 2004, is required.
The Jobs Creation Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the Act. FSP 109-2 addresses when to reflect in the financial statements the effects of the one-time tax benefit on the repatriation of foreign earnings. Under SFAS No. 109, companies are normally required to reflect the effect of new tax law changes in the period of enactment. FSP 109-2 provides companies additional time to determine the amount of earnings, if any, that they intend to repatriate under the Jobs Creation Act’s provisions. See Note 8 for more discussion of the impact of the Jobs Creation Act, including the Company’s status on the repatriation of foreign earnings.
In December 2004, the FASB issued SFAS No. 123(R). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will partially depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as shown in the table above (see discussion in Stock-Based Compensation above). SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company is currently evaluating several option valuation models in order to calculate the required compensation expense. The Company has elected to adopt the provisions of SFAS No. 123(R) on a modified prospective application method with no restatement of any prior periods. SFAS No. 123(R) is effective for the Company as of the beginning of the fiscal year ending December 31, 2006.
Reclassifications—Certain prior year amounts as well as unaudited quarterly financial data presented in the accompanying consolidated financial statements have been reclassified to conform to the current year financial statement presentation. These reclassifications had no impact on previously reported net income or stockholders’ equity.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 2—INVENTORIES
Inventories, stated at the lower of cost or market value, at December 31 were:

	2003	2004

Finished goods	$9,920,000	$13,118,000
Work-in-progress	1,818,000	2,025,000
Raw materials	6,519,000	9,240,000

	18,257,000	24,383,000
Less: reserves	(2,093,000)	(2,145,000)

	$16,164,000	$22,238,000

NOTE 3—PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31 were:

	2003	2004

Buildings and leasehold improvements	$5,894,000	$7,126,000
Construction in-progress	2,810,000	2,989,000
Machinery and equipment	74,171,000	90,151,000

	82,875,000	100,266,000
Less: Accumulated depreciation and amortization	(35,244,000)	(39,671,000)

	47,631,000	60,595,000
Land	262,000	262,000

	$47,893,000	$60,857,000

The Company implemented an Enterprise Resource Planning software system for which approximately $2,511,000 and $0 is capitalized within construction in-progress in 2003 and 2004, respectively.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 4—BANK CREDIT AGREEMENTS AND LONG-TERM DEBT
Line of credit—The Company maintains credit facilities with several financial institutions through its affiliated entities in the United States and Asia. The credit unused and available under the various facilities as of December 31, 2004, totals $32.3 million, as follows:

		Outstanding at December 31,
2004
Credit Facility	Terms	2003	2004

$7,500,000	Revolving, collateralized by all assets, variable	$5,782,000	$3,167,000
	interest (prime rate, approximately 5.25% at December 31, 2004) due monthly
$5,000,000	Term loan, collateralized by all assets, variable interest	3,333,000	4,597,000
	(LIBOR + variable margin, approximately 3.80% at December 31, 2004) due monthly
$25,000,000	Unsecured, interest at LIBOR plus margin (approximately 2.30% at December 31, 2004) due quarterly	3,000,000	6,000,000
$8,960,000	Unsecured, variable interest plus margin (approximately 1.70% to 2.30% at December 31, 2003) due monthly	2,706,000	—

$46,460,000		14,821,000	13,764,000

Less: Long-term debt, net of Related Party (included in table below)	(6,333,000)	(7,597,000)

Line of credit	$8,488,000	$6,167,000

Long-term debt—The balances remaining as of December 31, consist of the following:

	2003	2004

Note payable to LSC, a major stockholder of the Company (see Note 10), due in equal monthly installments of $208,000 plus interest beginning July 31, 2002, through June 30, 2006. The unsecured note bears interest at LIBOR plus 2.00% (approximately 4.10% at December 31, 2004) and is subordinated to the interest of the Company’s primary lender.	$6,250,000	$3,750,000
Term note portion of $25,000,000 China credit facility due in 2006	3,000,000	3,000,000
Note payable to U.S. bank, collateralized by all assets, due in aggregate monthly principal payments of $278,000 plus interest at 6.80% fixed by hedge contract through November 2004	3,333,000	—
Note payable to U.S. bank, collateralized by all assets, due in aggregate monthly principal payments of $83,000 plus interest at approximately 3.80% at December 31, 2004	—	4,597,000

	12,583,000	11,347,000
Less: Current portion	(5,833,000)	(3,514,000)

Long-term debt, net of current portion	$6,750,000	$7,833,000

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The credit facilities contain certain covenants and restrictions, which, among other matters, require the maintenance of certain financial ratios and attainment of certain financial results, and prohibit the payment of dividends.
The aggregate maturities of long-term debt for future years ending December 31 are:

2005	$3,514,000
2006	5,250,000
2007	1,000,000
2008	1,000,000
2009	583,000

$11,347,000

In July 2001, the Company entered into an interest rate swap agreement with a bank to hedge its interest exposure. The interest rate under the swap agreement, which expired November 30, 2004, was fixed at 6.80% and based on the notional amount, which was $2,292,000 at December 31, 2003.
NOTE 5—CAPITAL LEASE OBLIGATIONS
Future minimum lease payments under capital lease agreements are summarized as follows:

For years ending December 31,

2005	$230,000
2006	230,000
2007	230,000
2008	230,000
2009	230,000
Thereafter	1,627,000

2,777,000
Less: Interest	(440,000)

Present value of minimum lease payments	2,337,000
Less: Current portion	(165,000)

Long-term portion	$2,172,000

At December 31, 2004, property under capital leases had a cost of $2,785,000, and the related accumulated depreciation amounted to $557,000.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 6—ACCRUED LIABILITIES
Accrued liabilities at December 31 were:

	2003	2004

Employee compensation and payroll taxes	$4,501,000	$5,779,000
Equipment purchases	1,875,000	2,012,000
Taxes payable	—	978,000
Sales commissions	686,000	437,000
Refunds to product distributors	334,000	219,000
Other	1,319,000	2,034,000

	$8,715,000	$11,459,000

NOTE 7—VALUATION OF FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash, accounts receivable, accounts payable, working capital line of credit, and long-term debt. The Company estimates the carrying amounts of all financial instruments described above to approximate fair value based upon current market conditions, maturity dates and other factors.
NOTE 8—INCOME TAXES
The components of the income tax provisions are as follows:

	2002	2003	2004

Current tax provision
U.S. Federal	$—	$1,167,000	$4,922,000
Foreign	1,231,000	1,183,000	4,745,000
State	1,000	40,000	461,000

	1,232,000	2,390,000	10,128,000
Deferred tax expense (benefit)	497,000	70,000	(3,614,000)

Total income tax provision	$1,729,000	$2,460,000	$6,514,000

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Reconciliation between the effective tax rate and the statutory tax rates for the years ended December 31, 2002, 2003, and 2004 are as follows:

	2002		2003		2004

		Percent		Percent		Percent
		of pretax		of pretax		of pretax
	Amount	earnings	Amount	earnings	Amount	earnings

U.S. Federal tax	$2,669,000	34.0	$4,417,000	34.0	$11,131,000	34.0
U.S. State franchise tax, net of U.S. Federal benefit	455,000	5.8	753,000	5.8	1,588,000	4.8
Foreign income tax rate difference	(1,409,000)	(18.0)	(2,808,000)	(21.6)	(6,629,000)	(20.2)
Other	14,000	0.2	98,000	0.8	424,000	1.3

Income tax provision (benefit)	$1,729,000	22.0	$2,460,000	19.0	$6,514,000	19.9

In accordance with the current taxation policies of the People’s Republic of China (PRC), Diodes-China received preferential tax treatment for the years ended December 31, 1996 through 2004. Earnings were subject to 0% tax rates from 1996 through 2000, and 12.0% from 2001 through 2004. Due to a $15.0 million permanent re-investment of Diodes-China earnings in 2004, earnings from 2005 through 2007 will continue to be taxed at 12.0% (one half the normal central government tax rate). Also due to the permanent re-investment, the Company recorded a $1.2 million tax refund (net of U.S. taxes) in the fourth quarter of 2004. Earnings of Diodes-China are also subject to tax of 3.0% by the local taxing authority in Shanghai. The local taxing authority waived this tax from 2001 through 2004, and is expected to waive this tax in 2005, but can re-impose the tax at its discretion. For 2004, Diodes-Shanghai’s effective tax rate was 15.0%. As an incentive for the establishment of Diodes-Shanghai, beginning in 2005, earnings will be exempted from income tax for two years. Then, beginning in 2007, earnings will be subject to 50.0% of the standard tax rate of 15.0% for the following three years.
Earnings of Diodes-Taiwan are currently subject to a tax rate of 35.0%, which is comparable to the U.S. Federal tax rate for C corporations. Earnings of Diodes-Hong Kong are currently subject to a 17.5% tax for local sales and/or local source sales, all other sales are foreign income tax-free.
In accordance with United States tax law, the Company receives credit against its U.S. Federal tax liability for corporate taxes paid in Taiwan and China. The repatriation of funds from Taiwan and China to the Company may be subject to Federal and state income taxes.
As of December 31, 2004, accumulated and undistributed earnings of Diodes-China and Diodes-Shanghai are approximately $44.2 million, including $25.0 million of restricted earnings (which are not available for dividends). Through March 31, 2002, the Company had not recorded deferred U.S. Federal or state tax liabilities (estimated to be $8.9 million as of March 31, 2002) on these cumulative earnings since the Company, at that time, considered this investment to be permanent, and had no plans or obligation to distribute all or part of that amount from China to the United States. Beginning in April 2002, the Company began to record deferred taxes on a portion of the China earnings in preparation of a dividend distribution. In the year ended December 31, 2004, the Company received a dividend of approximately $5.7 million from its Diodes-China subsidiary, for which the tax effect is included in U.S. Federal and state taxable income. As of December 31, 2004, the Company

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
has recorded approximately $2.0 million in deferred taxes on the cumulative earnings of Diodes-China and Diodes-Shanghai.
The Company is evaluating the need to provide additional deferred taxes for the future earnings of Diodes-China, Diodes-Shanghai, and Diodes-Hong Kong to the extent such earnings may be appropriated for distribution to the Company’s corporate office in North America, and as further investment strategies with respect to foreign earnings are determined. Should the Company’s North American cash requirements exceed the cash that is provided through the domestic credit facilities, cash can be obtained from the Company’s foreign subsidiaries. However, the distribution of any unappropriated funds to the U.S. will require the recording of income tax provisions on the U.S. entity, thus reducing net income.
On October 22, 2004, the President of the United States signed the American Jobs Creation Act (AJCA) into law. Originally intended to repeal the extraterritorial income (ETI) exclusion, which had triggered tariffs by the European Union, the AJCA expanded to cover a wide range of business tax issues. Among other items, the AJCA establishes a phased repeal of the ETI, a new incentive tax deduction for U.S. corporations to repatriate cash from foreign subsidiaries at a reduced tax rate (a deduction equal to 85% of cash dividends received in the year elected that exceeds a base-period amount) and significantly revises the taxation of U.S. companies doing business abroad.
At December 31, 2004, the Company made a minimum estimate for repatriating cash from its subsidiaries in China and Hong Kong of $8.0 million under the AJCA, and recorded an income tax expense of approximately $1.3 million. Under the guidelines of the AJCA, the Company will develop a required domestic reinvestment plan, covering items such as U.S. bank debt repayment, U.S. capital expenditures and U.S. research and development activities, among others, to cover the $8.0 million minimum dividend repatriation. In addition, the Company will complete a quantitative analysis of the benefits of the AJCA, the foreign tax credit implications, and state and local tax consequences of a dividend to maximize the tax benefits of a 2005 dividend.
At December 31, 2003 and 2004, the Company’s deferred tax assets and liabilities are comprised of the following items:

	2003	2004

Deferred tax assets, current
Inventory cost	$272,000	$364,000
Accrued expenses and accounts receivable	566,000	702,000
Net operating loss carryforwards, foreign tax credits and other	4,709,000	1,387,000

	$5,547,000	$2,453,000

Deferred tax assets, non-current
Plant, equipment and intangible assets	$(2,380,000)	$(2,632,000)
Net operating loss carryforwards, foreign tax credits and other	4,196,000	10,602,000

	$1,816,000	$7,970,000

At December 31, 2004, the Company had U.S. Federal and state net operating loss (NOL) carryforwards of approximately $17.0 million and $20.2 million, respectively, available to offset future regular and alternative minimum taxable income. The U.S. Federal NOL carryforwards will begin to expire in 2016 and the state NOL carryforwards will begin to expire in 2006.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
At December 31, 2004, the Company had U.S. Federal and state tax credit carryforwards (primarily relating to foreign tax credits, and to a lesser extent to research and development tax credits) of approximately $6.6 million and $0.1 million, respectively, available to offset future regular income and partially offset alternative minimum taxable income. The U.S. Federal credit carryforwards will begin to expire in 2009 and the state credit carryforwards will begin to expire in 2020.
NOTE 9—EMPLOYEE BENEFIT PLANS
Employee Savings and Retirement Plans—The Company maintains a 401(k) profit sharing plan (the Plan) for the benefit of qualified employees at its North American locations. Employees who participate may elect to make salary deferral contributions to the Plan up to 100% of the employees’ eligible payroll subject to annual Internal Revenue Code maximum limitations. The Company makes a matching contribution of $1 for every $2 contributed by the participant up to 6.0% (3.0% maximum matching) of the participant’s eligible payroll. In addition, the Company may make a discretionary contribution to the entire qualified employee pool, in accordance with the Plan.
As stipulated by the regulations of the PRC, the Company maintains a retirement plan pursuant to the local Municipal Government for its employees in China. The Company is required to make contributions to the retirement plan at a rate of 22.5% of the employee’s eligible payroll.
Pursuant to the Taiwan Labor Standard Law and Factory Law, the Company maintains a retirement plan for its employees in Taiwan. The Company makes contributions at a rate of 6.0% of the employee’s eligible payroll.
For the years ended December 31, 2002, 2003, and 2004, the Company’s total contributions to all plans were approximately $917,000, $1,241,000, and $1,428,000, respectively.
Stock Option Plans—The Company maintains stock option plans for directors, officers, and key employees, which provide for non-qualified and incentive stock options. The Compensation and Stock Option Committee of the Board of Directors determines the option price (not to be less than fair market value of the underlying common stock at the date of grant for incentive stock options) at the date of grant. The options generally expire ten years from the date of grant and are exercisable (vested) over the period stated in each option. Approximately 440,600 shares were available for future

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
grants under the plans as of December 31, 2004. A summary of stock option transactions for the plans follows:

	Outstanding options

		Exercise price per share

			Weighted
	Number	Range	average

Balance, December 31, 2001	3,172,641	$0.83-15.94	$5.85
Granted	515,550	5.69-6.38	5.72
Exercised	(97,650)	0.83-5.55	3.28
Canceled	(5,400)	5.55-5.69	5.62

Balance, December 31, 2002	3,585,141	0.83-15.94	5.90
Granted	502,950	10.63-13.04	13.03
Exercised	(688,141)	0.83-15.94	2.93
Canceled	(15,325)	5.55-15.94	7.84

Balance, December 31, 2003	3,384,625	2.22-15.94	7.56
Granted	526,900	18.32-21.85	18.35
Exercised	(1,136,725)	2.22-15.94	4.96
Canceled	(35,600)	5.55-18.32	13.64

Balance, December 31, 2004	2,739,200	$2.22-21.85	$10.63

As of December 31, 2004, approximately 1,737,200 of the 2,739,200 options outstanding were exercisable. The following table summarizes information about stock options outstanding at December 31, 2004:

			Weighted average
	Range of exercise	Number	remaining contractual	Weighted average
	prices	outstanding	life (yrs)	exercise price

‘93 NQO	$2.67-15.94	631,950	4.6	$9.42
‘93 ISO	2.22-15.94	705,400	4.9	7.45
‘01 Plan	4.77-21.85	1,401,850	8.6	12.77

Total	$2.22-21.85	2,739,200	6.7	$10.63

The following table summarizes information about stock options exercisable at December 31, 2004:

	Range of exercise	Number	Weighted average
	prices	exercisable	exercise price

‘93 NQO	$2.67-15.94	630,300	$9.43
‘93 ISO	2.22-15.94	668,550	$7.53
‘01 Plan	5.55-13.04	438,350	$8.09

Total	$2.22-15.94	1,737,200	$8.36

Stock Bonus Plan—The Company also maintains an incentive stock bonus plan, which reserves shares of stock for issuance to key employees. As of December 31, 2004, there were 279,000 shares available for issuance under this plan. No shares were issued under this incentive bonus plan for years ended December 31, 2002 through 2004.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 10—RELATED PARTY TRANSACTIONS
Lite-On Semiconductor Corporation (LSC)—In July 1997, Vishay Intertechnology, Inc. (Vishay) and the Lite-On Group, a Taiwanese consortium, formed a joint venture—Vishay/Lite-On Power Semiconductor Pte., LTD. (Vishay/LPSC)—to acquire Lite-On Power Semiconductor Corp. (LPSC), a then 37.0% shareholder of the Company and a member of the Lite-On Group of the Republic of China. The Lite-On Group is a leading manufacturer of power semiconductors, computer peripherals, and communication products.
In March 2001, Vishay agreed to sell its 65.0% interest in the Vishay/LPSC joint venture to the Lite-On Group, the 35.0% joint venture partner. Because of this transaction, the Lite-On Group, through LPSC, its wholly-owned subsidiary, indirectly owned approximately 37.0% of the Company’s common stock. In December 2001, LPSC merged with Dyna Image Corporation of Taipei, Taiwan. Dyna Image is the world’s largest manufacturer of Contact Image Sensors (CIS), which are used in fax machines, scanners, and copy machines. The combined company is called Lite-On Semiconductor Corporation (LSC). At December 31, 2004, LSC owned approximately 32.5% of the Company’s common stock. The Company considers its relationship with LSC to be mutually beneficial and the Company and LSC plans to continue its strategic alliance as it has since 1991.
The Company also leases warehouse space from LSC for its operations in Hong Kong. Such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties. As required by Nasdaq, the Audit Committee of the Board of Directors has approved the contracts associated with the related party transactions. The Company buys product from, and sell products to, LSC.
Net sales to, and purchases from, LSC were as follows for years ended December 31:

	2002	2003	2004

Net sales	$16,147,000	$14,628,000	$20,675,000
Purchases	14,292,000	18,667,000	22,368,000
As a result of the acquisition of FabTech from LSC, the Company is indebted to LSC in the amount of $3,750,000 as of December 31, 2004. Terms of the debt are indicated in Note 4. As per the terms of the acquisition agreement, LSC entered into a volume purchase agreement with FabTech pursuant to which LSC is obligated to purchase from FabTech, and FabTech is obligated to manufacture and sell to LSC, silicon wafers.
As part of the FabTech acquisition, the Company entered into management incentive agreements with several members of FabTech’s management. The agreements provide a guaranteed aggregate $375,000 annual payment as well as contingent bonuses based on the annual profitability of FabTech (subject to a maximum annual amount). Any portion of the guaranteed and contingent liability paid by FabTech is reimbursed by LSC. Guaranteed and maximum contingent bonus payments provided for by the management incentive agreements for the year ended December 31, 2004 (the final year of the agreements) were $375,000 and $1.2 million, respectively. Because the profitability targets were not met, no contingent bonus was earned or paid in the years 2002 through 2004.
Other related party—The Company sells product to, and purchases inventory from, companies owned by its 5.0% minority shareholder, Keylink International (formerly Xing International), in Diodes-China and Diodes-Shanghai. In addition, Diodes-China and Diodes-Shanghai each leases its manufacturing facilities from, subcontracts a portion of its manufacturing process (metal plating and environmental services) to, and pays a consulting fee to, its 5.0% minority shareholder. Total amounts for these services for the years ended December 31, 2002, 2003, and 2004 were $2,699,000, $3,464,000, and

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
$4,760,000. Such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties. As required by Nasdaq, the Audit Committee of the Board of Directors has approved the contracts associated with the related party transactions.
Net sales to, and purchases from, companies owned by Keylink International were as follows for years ended December 31:

	2002	2003	2004

Net sales	$1,885,000	$1,484,000	$1,677,000
Purchases	4,394,000	2,961,000	4,789,000
Accounts receivable from, and accounts payable to, related parties were as follows as of December 31:

	2003	2004

Accounts receivable
LSC	$3,111,000	$4,180,000
Other	827,000	1,346,000

	$3,938,000	$5,526,000

Accounts payable
LSC	$2,914,000	$3,308,000
Other	539,000	628,000

	$3,453,000	$3,936,000

NOTE 11—GEOGRAPHIC INFORMATION
An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief decision-making group consists of the President and Chief Executive Officer, Chief Financial Officer, Vice President of Sales and Marketing, and Senior Vice President of Operations. The Company operates in a single segment, discrete semiconductor devices, through its various manufacturing and distribution facilities.
The Company’s operations include the domestic operations (Diodes, Inc. and FabTech) located in the United States and the Asian operations (Diodes-Taiwan located in Taipei, Taiwan, Diodes-China and Diodes-Shanghai both located in Shanghai, China, and Diodes-Hong Kong located in Hong Kong, China). European operations are consolidated within the U.S. operations.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The accounting policies of the operating entities are the same as those described in the summary of significant accounting policies. Revenues are attributed to geographic areas based on the location of the market producing the revenues.

	Asia	U.S.A.	Consolidated

2004
Total sales	$185,308,000	$92,634,000	$277,942,000
Intercompany sales	(75,527,000)	(16,712,000)	(92,239,000)

Net sales	$109,781,000	$75,922,000	$185,703,000

Assets	$116,729,000	$51,072,000	$167,801,000
Property, plant & equipment, net	48,589,000	12,268,000	60,857,000

2003
Total sales	$124,412,000	$72,188,000	$196,600,000
Intercompany sales	(48,378,000)	(11,317,000)	(59,695,000)

Net sales	$76,034,000	$60,871,000	$136,905,000

Assets	$82,142,000	$41,653,000	$123,795,000
Property, plant & equipment, net	35,941,000	11,952,000	47,893,000

2002
Total sales	$95,081,000	$66,338,000	$161,419,000
Intercompany sales	(39,592,000)	(6,006,000)	(45,598,000)

Net sales	$55,489,000	$60,332,000	$115,821,000

Assets	$63,721,000	$41,289,000	$105,010,000
Property, plant & equipment, net	32,313,000	12,380,000	44,693,000
NOTE 12—COMMITMENTS and CONTINGENCIES
Operating leases—The Company leases its offices, manufacturing plants and warehouses under operating lease agreements expiring through December 2009. Rent expense amounted to approximately $2,711,000, $2,455,000, and $2,938,000 for the years ended December 31, 2002, 2003, and 2004, respectively.
Future minimum lease payments under non-cancelable operating leases for years ending December 31 are:

2005	$3,461,000
2006	3,481,000
2007	2,939,000
2008	2,520,000
2009	1,097,000

$13,498,000

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 13—SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Quarter Ended

	March 31	June 30	Sept. 30	Dec. 31

Fiscal 2004
Net sales	$41,435,000	$47,017,000	$49,364,000	$47,887,000
Gross profit	12,750,000	15,028,000	16,746,000	16,211,000
Net income	4,856,000	6,123,000	7,242,000	7,330,000
Earnings per share
Basic	$0.37	$0.46	$0.54	$0.53
Diluted	0.32	0.40	0.47	0.47

	Quarter Ended

	March 31	June 30	Sept. 30	Dec. 31

Fiscal 2003
Net sales	$29,446,000	$33,316,000	$34,941,000	$39,202,000
Gross profit	7,461,000	8,346,000	9,162,000	11,559,000
Net income	1,923,000	2,172,000	2,563,000	3,437,000
Earnings per share
Basic	$0.15	$0.17	$0.20	$0.27
Diluted	$0.14	$0.15	$0.18	$0.23

	Quarter Ended

	March 31	June 30	Sept. 30	Dec. 31

Fiscal 2002
Net sales	$26,924,000	$29,946,000	$30,287,000	$28,664,000
Gross profit	4,345,000	7,098,000	7,862,000	7,405,000
Net income	208,000	1,564,000	1,767,000	2,263,000
Earnings per share
Basic	$0.02	$0.13	$0.14	$0.18
Diluted	0.02	0.12	0.13	0.17

Diodes Incorporated and Subsidiaries

CONSOLIDATED CONDENSED BALANCE SHEET

	December 31,	June 30,
	2004	2005

		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,970,000	$33,014,000
Accounts receivable
Customers	38,682,000	43,782,000
Related parties	5,526,000	4,599,000

	44,208,000	48,381,000
Less: Allowance for doubtful receivables	432,000	464,000

	43,776,000	47,917,000
Inventories	22,238,000	22,304,000
Deferred income taxes, current	2,453,000	2,375,000
Prepaid expenses and other current assets	4,243,000	4,160,000
Prepaid income taxes	406,000	883,000

Total current assets	92,086,000	110,653,000
PROPERTY, PLANT AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	60,857,000	63,005,000
Deferred income taxes, non-current	7,970,000	7,309,000
OTHER ASSETS
Goodwill	5,090,000	5,090,000
Other	1,798,000	323,000

TOTAL ASSETS	$167,801,000	$186,380,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED CONDENSED BALANCE SHEET

	December 31,	June 30,
	2004	2005

		(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Line of credit	$6,167,000	$—
Accounts payable
Trade	17,274,000	18,374,000
Related parties	3,936,000	6,071,000
Accrued liabilities	11,459,000	12,730,000
Current portion of long-term debt
Related party	2,500,000	2,500,000
Other	1,014,000	4,391,000
Current portion of capital lease obligations	165,000	136,000

Total current liabilities	42,515,000	44,202,000
LONG-TERM DEBT, net of current portion
Related party	1,250,000	—
Other	6,583,000	3,877,000
CAPITAL LEASE OBLIGATIONS, net of current portion	2,172,000	1,678,000
MINORITY INTEREST IN JOINT VENTURE	3,133,000	3,630,000
STOCKHOLDERS’ EQUITY
Preferred stock—par value $1.00 per share; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock—par value $0.66 2/3 per share; 30,000,000 shares authorized; 15,763,266 and 16,185,552 shares issued at December 31, 2004 and June 30, 2005, respectively	10,509,000	10,791,000
Additional paid-in capital	21,516,000	26,946,000
Retained earnings	81,330,000	96,235,000

	113,355,000	133,972,000
Less:
Treasury stock—1,613,508 shares of common stock, at cost	1,782,000	1,782,000
Accumulated other comprehensive income	(575,000)	(803,000)
	1,207,000	979,000
Total stockholders’ equity	112,148,000	132,993,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$167,801,000	$186,380,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED CONDENSED STATEMENTS OF INCOME (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2004	2005	2004	2005

NET SALES	$47,017,000	$50,598,000	$88,442,000	$99,198,000
COST OF GOODS SOLD	31,989,000	33,101,000	60,664,000	65,105,000

Gross profit	15,028,000	17,497,000	27,778,000	34,093,000
OPERATING EXPENSES
Selling, general and administrative expenses	6,417,000	7,196,000	11,908,000	13,888,000
Research and development expenses	815,000	850,000	1,562,000	1,750,000
Loss (gain) on sale of fixed assets	(8,000)	—	15,000	(105,000)

Total operating expenses	7,224,000	8,046,000	13,485,000	15,533,000
Income from operations	7,804,000	9,451,000	14,293,000	18,560,000
OTHER INCOME (EXPENSE)
Interest income	8,000	39,000	10,000	43,000
Interest expense	(153,000)	(118,000)	(337,000)	(277,000)
Other	24,000	12,000	(124,000)	(21,000)

	(121,000)	(67,000)	(451,000)	(255,000)
Income before income taxes and minority interest	7,683,000	9,384,000	13,842,000	18,305,000
INCOME TAX PROVISION	(1,383,000)	(1,461,000)	(2,543,000)	(2,903,000)

Income before minority interest	6,300,000	7,923,000	11,299,000	15,402,000
MINORITY INTEREST IN JOINT VENTURE EARNINGS	(177,000)	(258,000)	(319,000)	(497,000)

NET INCOME	$6,123,000	$7,665,000	$10,980,000	$14,905,000

EARNINGS PER SHARE
Basic	$0.46	$0.53	$0.83	$1.04
Diluted	$0.40	$0.47	$0.72	$0.93

Number of shares used in computation
Basic	13,265,146	14,418,819	13,180,992	14,318,916
Diluted	15,329,760	16,209,651	15,306,089	16,071,423

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six months ended June 30,

	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,980,000	$14,905,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,145,000	7,813,000
Minority interest earnings	319,000	497,000
Share grant expense	—	358,000
Loss (gain) on sale of property, plant and equipment	15,000	(105,000)
Changes in operating assets:
Accounts receivable	(6,568,000)	(4,336,000)
Inventories	(3,486,000)	(66,000)
Prepaid expenses and others	(66,000)	1,558,000
Deferred income taxes	334,000	263,000
Changes in operating liabilities:
Accounts payable	3,889,000	3,235,000
Accrued liabilities	2,219,000	(1,207,000)
Income taxes payable	—	1,223,000

Net cash provided by operating activities	13,781,000	24,138,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(10,300,000)	(6,845,000)
Proceeds from sale of property, plant and equipment	55,000	—

Net cash used by investing activities	(10,245,000)	(6,845,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of line of credit, net	(827,000)	(6,167,000)
Net proceeds from the issuance of common stock	1,868,000	2,973,000
Repayments of long-term debt, net	(2,916,000)	(579,000)
Repayments of capital lease obligations	(90,000)	(79,000)
Management incentive reimbursement from LSC	375,000	375,000
Dividend to minority shareholder	(300,000)	—

Net cash used by financing activities	(1,890,000)	(3,477,000)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	93,000	228,000
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	1,739,000	14,044,000
CASH AT BEGINNING OF PERIOD	12,847,000	18,970,000

CASH AT END OF PERIOD	$14,586,000	$33,014,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

	Six months ended June 30,

	2004	2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$343,000	$289,000

Income taxes	$1,592,000	$1,627,000

Non-cash activities:
Tax benefit of stock options exercised credited to additional paid-in capital	$1,755,000	$2,201,000

The accompanying notes are an integral part of these financial statements.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1—BASIS OF PRESENTATION
The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q. They do not include all information and footnotes necessary for a fair presentation of financial position, and results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America for complete financial statements. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The consolidated financial data at December 31, 2004 is derived from audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
The consolidated financial statements include the accounts of Diodes-North America and its wholly-owned foreign subsidiaries, Diodes Taiwan Corporation, Ltd. (“Diodes-Taiwan”), and Diodes-Hong Kong Ltd. (“Diodes-Hong Kong”), the accounts of Shanghai KaiHong Electronics Co., Ltd. (“Diodes-China”) and Diodes Shanghai Co., Ltd. (“Diodes-Shanghai”) in which the Company has a 95.0% interest, and the accounts of its wholly-owned United States subsidiary, FabTech Incorporated (“FabTech” or “Diodes-FabTech”). All significant intercompany balances and transactions have been eliminated.
NOTE 2—FUNCTIONAL CURRENCIES, COMPREHENSIVE INCOME/ LOSS AND FOREIGN CURRENCY TRANSLATION
The Company uses the U.S. dollar as the functional currency for Diodes-China, Diodes-Shanghai and Diodes-Hong Kong, and uses the NT (“New Taiwanese”) dollar as the functional currency for Diodes-Taiwan. The translation of the balance sheet and statement of income of Diodes-Taiwan from the local currency into the reporting currency (U.S. dollar) resulted in a $289,000 translation loss adjustment, the effect of which is reflected in the accompanying statement of comprehensive income and on the balance sheet as a separate component of shareholders’ equity as of June 30, 2005.
The effect of a $61,000 currency exchange loss and a $289,000 translation loss adjustment resulted in a change in accumulated other comprehensive gain of $228,000 for the six months ended June 30, 2005, and is reflected on the balance sheet as a separate component of shareholders’ equity. There were no other components of other comprehensive loss (income) for the six months ended June 30, 2005.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 3—INVENTORIES
Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method.

	December 31,	June 30,
	2004	2005

Finished goods	$13,118,000	$13,389,000
Work-in-progress	2,025,000	2,511,000
Raw materials	9,240,000	8,558,000

	24,383,000	24,458,000
Less: Reserves	(2,145,000)	(2,154,000)

Net inventory	$22,238,000	$22,304,000

NOTE 4—INCOME TAXES
In accordance with the current taxation policies of the People’s Republic of China (“PRC”), Diodes-China received preferential tax treatment for the years ended December 31, 1996 through 2004. Earnings were subject to 0% tax rates from 1996 through 2000, and 12.0% from 2001 through 2004. Due to a $15.0 million permanent re-investment of Diodes-China earnings in 2004, earnings from 2005 through 2007 will continue to be taxed at 12.0% (one half the normal central government tax rate). Also due to the permanent re-investment, the Company recorded a $1.2 million tax refund (net of U.S. taxes) in the fourth quarter of 2004. Earnings of Diodes-China are also subject to tax of 3.0% by the local taxing authority in Shanghai. The local taxing authority waived this tax from 2001 through the first quarter of 2005, and is expected to waive this tax for all of 2005, but can re-impose the tax at its discretion. For 2004, Diodes-Shanghai’s effective tax rate was 15.0%. As an incentive for the establishment of Diodes-Shanghai, beginning in 2005, earnings are exempted from income tax for two years. Then, beginning in 2007, earnings will be subject to 50% of the standard tax rate of 15.0% for the following three years.
Earnings of Diodes-Taiwan are currently subject to a tax rate of 35.0%, which is comparable to the U.S. Federal tax rate for C corporations. Earnings of Diodes-Hong Kong are currently subject to a 17.5% tax for local sales and/or local source sales, all other sales are foreign income tax-free.
In accordance with United States tax law, the Company receives credit against its U.S. Federal tax liability for corporate taxes paid in Taiwan and China. The repatriation of funds from Taiwan and China to the Company may be subject to Federal and state income taxes.
As of June 30, 2005, accumulated and undistributed earnings of Diodes-China and Diodes-Shanghai are approximately $54.2 million, including $25.0 million of restricted earnings (which are not available for dividends). Through March 31, 2002, the Company had not recorded deferred U.S. Federal or state tax liabilities (estimated to be $8.9 million as of March 31, 2002) on these cumulative earnings since the Company, at that time, considered this investment to be permanent, and had no plans or obligation to distribute all or part of that amount from China to the United States. Beginning in April 2002, the Company began to record deferred taxes on a portion of the China earnings in preparation of a dividend distribution. In the year ended December 31, 2004, the Company received a dividend of approximately $5.7 million from its Diodes-China subsidiary, for which the tax effect was included in U.S. Federal and state taxable income.

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The Company is evaluating the need to provide additional deferred taxes for the future earnings of the Company’s foreign subsidiaries to the extent such earnings may be appropriated for distribution to the Company’s corporate office in North America, and as further investment strategies with respect to foreign earnings are determined. Should the Company’s North American cash requirements exceed the cash that is provided through the domestic credit facilities, cash can be obtained from the Company’s foreign subsidiaries. However, the distribution of any unappropriated funds to the U.S. will require the recording of income tax provisions on the U.S. entity, thus reducing net income.
On October 22, 2004, the President of the United States signed the American Jobs Creation Act (“AJCA”) into law. Originally intended to repeal the extraterritorial income (“ETI”) exclusion, which had triggered tariffs by the European Union, the AJCA was expanded to cover a wide range of business tax issues. Among other items, the AJCA establishes a phased repeal of the ETI, a new incentive tax deduction for U.S. corporations to repatriate cash from foreign subsidiaries at a reduced tax rate (a deduction equal to 85.0% of cash dividends received in the year elected that exceeds a base-period amount) and significantly revises the taxation of U.S. companies doing business abroad.
In December 2004, the Company made a minimum estimate for repatriating cash from its subsidiaries in China and Hong Kong of $8.0 million under the AJCA, and recorded an income tax expense of approximately $1.3 million. Under the guidelines of the AJCA, the Company continues to develop a required domestic reinvestment plan, covering items such as U.S. bank debt repayment, U.S. capital expenditures and U.S. research and development activities, among others, to cover the $8.0 million minimum dividend repatriation. In addition, the Company will complete a quantitative analysis of the benefits of the AJCA, the foreign tax credit implications, and state and local tax consequences of a dividend to maximize the tax benefits of a 2005 dividend. In the first six months of 2005, the Company accrued $370,000 for U.S. taxes on potential increased dividend repatriation in 2005.
NOTE 5—SHARE-BASED COMPENSATION
Stock Options. The Company maintains share-based compensation plans for its Board of Directors (the “Board”), officers, and key employees, which provide for non-qualified and incentive stock options, which are described more fully in Note 9 of the Company’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2004. The Company accounts for these plans under the recognition and measurement principles of Accounting Principals Board (“APB”) Opinion No. 25 (“Accounting for Stock Issued to Employees”), and related interpretations. No compensation cost was reflected in net income for stock options, as all options granted under those plans have an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant. During the first six months of 2005, the Company granted 94,200 stock options.
As required by Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” the following table illustrates the effect on net income and earnings per common share as if the

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for each period presented:

	For the three months ended June 30
	(in 000’s except per share data),

	Amounts per share			Amounts per share

	2004	Basic	Diluted	2005	Basic	Diluted

Net income	$6,123	$0.46	$0.40	$7,665	$0.53	$0.47
Additional compensation for fair value of stock options, net of tax effect	(316)	(0.02)	(0.02)	(567)	(0.04)	(0.03)

Pro forma net income	$5,807	$0.44	$0.38	$7,098	$0.49	$0.44

	For the six months ended June 30
	(in 000’s except per share data),

	Amounts Per Share			Amounts Per Share

	2004	Basic	Diluted	2005	Basic	Diluted

Net income	$10,980	$0.83	$0.72	$14,905	$1.04	$0.93
Additional compensation for fair value of stock options, net of tax effect	(630)	(0.04)	(0.04)	(1,083)	(0.07)	(0.07)

Pro forma net income	$10,350	$0.79	$0.68	$13,822	$0.97	$0.86

The pro forma information recognizes as compensation the value of stock options granted using the Black-Scholes option pricing model which takes into account as of the grant date, the exercise price and expected life of the option, the current price of underlying stock and its expected volatility, expected dividends on the stock, expected forfeitures and the risk-free interest rate for the term of the option.
The Company’s valuations are based upon a single option valuation approach using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and negotiable in a free trading market. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected life of the option. Because the Company’s stock options have characteristics significantly different from those of freely traded options, and changes in the subjective input assumptions can materially affect the Company’s fair value estimate of those stock options, in the Company’s opinion, existing valuations models, including Black-Scholes, are not reliable single measures and may misstate the fair value of the Company’s stock options. Because Company stock options do not trade on a secondary exchange, recipients can receive no value nor derive any benefit from holding stock options under these plans without an increase, above the grant price, in the market price of the Company’s stock. Such an increase in stock price would benefit all stockholders commensurately.
Share Grants. On May 31, 2005, the Company’s Board appointed Dr. Keh-Shew Lu as the President and the Chief Executive Officer of the Company effective as of June 1, 2005. Dr. Lu will receive an inducement grant of 180,000 shares of the Company’s Common Stock granted under the Company’s Incentive Bonus Plan. On May 31, 2005, C.H. Chen, who had served as the President and the Chief Executive Office of the Company since March 2000, resigned from those positions, and was appointed as the Vice Chairman of the Company’s Board, effective as of June 1, 2005. Mr. Chen will receive

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
40,000 shares of the Company’s Common Stock granted under the Company’s Incentive Bonus Plan. Under the terms of the Incentive Bonus Plan, 50% of the shares will become salable and transferable on the day following the third anniversary of their appointment, and 50% will become salable and transferable on the day following the fourth anniversary of such appointment. If they voluntarily leave the employment of the Company or are terminated for good cause, they will forfeit any stock not yet released to them. The share grants will be recorded each quarter as a non-cash operating expense item. The expense will be calculated using the quarter-end stock price multiplied by the total number of shares (220,000) divided by the 4-year vesting period. In the second quarter of 2005, an expense of $358,000 was recorded. In addition to the expense, the 220,000 shares are included in the diluted shares outstanding calculation. The combined impact of the share grant reduced Diodes’ earnings per share during the second quarter by $0.02, from $0.49 to $0.47.
NOTE 6—Geographic Segments
An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief decision-making group consists of the President and Chief Executive Officer, Chief Financial Officer, Vice President of Sales and Marketing, and Senior Vice President of Operations. The Company operates in a single segment, discrete semiconductor devices, through its various manufacturing and distribution facilities.
Revenues were derived from the following countries (All Others represents countries with less than 10.0% of total revenues each):

Three Months Ended June 30, 2004	Revenue	% of Total Revenue

United States	$13,823,000	29.4
Taiwan	$12,434,000	26.4
China	$10,837,000	23.0
All Others	$9,923,000	21.2

Total	$47,017,000	100.0

Three Months Ended June 30, 2005	Revenue	% of Total Revenue

Taiwan	$17,042,000	33.7
United States	$13,085,000	25.9
China	$12,852,000	25.4
All Others	$7,619,000	15.0

Total	$50,598,000	100.0

Six Months Ended June 30, 2004	Revenue	% of Total Revenue

United States	$25,550,000	28.9
Taiwan	$23,464,000	26.5
China	$19,161,000	21.7
All Others	$20,267,000	22.9

Total	$88,442,000	100.0

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2005	Revenue	% of Total Revenue

Taiwan	$33,606,000	33.9
China	$25,535,000	25.7
United States	$25,157,000	25.4
All Others	$14,900,000	15.0

Total	$99,198,000	100.0

The Company’s operations include the domestic operations (Diodes-North America and Diodes-FabTech) located in the United States, and the Far East operations (Diodes-Taiwan located in Taipei, Taiwan; Diodes-China and Diodes-Shanghai, both located in Shanghai, China; and Diodes-Hong Kong located in Hong Kong, China). For reporting purposes, European operations, which accounted for approximately 2.8% and 2.6% of total sales for the three months and six months ended June 30, 2005, respectively, are consolidated into the domestic (North America) operations.
The accounting policies of the operating entities are the same as those described in the summary of significant accounting policies. Revenues are attributed to geographic areas based on the location of the market producing the revenues.

			Consolidated
Three Months Ended June 30, 2004	Far East	North America	Segments

Total sales	$46,185,000	$24,051,000	$70,236,000
Inter-company sales	(18,733,000)	(4,486,000)	(23,219,000)

Net sales	$27,452,000	$19,565,000	$47,017,000
Property, plant and equipment	$43,617,000	$11,819,000	$55,436,000
Assets	$99,438,000	$43,595,000	$143,033,000

			Consolidated
Three Months Ended June 30, 2005	Far East	North America	Segments

Total sales	$56,088,000	$21,554,000	$77,642,000
Inter-company sales	(22,815,000)	(4,229,000)	(27,044,000)

Net sales	$33,273,000	$17,325,000	$50,598,000
Property, plant and equipment	$51,582,000	$11,423,000	$63,005,000
Assets	$135,414,000	$50,966,000	$186,380,000

			Consolidated
Six Months Ended June 30, 2004	Far East	North America	Segments

Total sales	$87,086,000	$45,428,000	$132,514,000
Inter-company sales	(35,695,000)	(8,367,000)	(44,072,000)

Net sales	$51,391,000	$37,061,000	$88,442,000
Property, plant and equipment	$43,617,000	$11,819,000	$55,436,000
Assets	$99,438,000	$43,595,000	$143,033,000

Diodes Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

			Consolidated
Six Months Ended June 30, 2005	Far East	North America	Segments

Total sales	$108,803,000	$42,924,000	$151,727,000
Inter-company sales	(44,649,000)	(7,880,000)	(52,529,000)

Net sales	$64,154,000	$35,044,000	$99,198,000
Property, plant and equipment	$51,582,000	$11,423,000	$63,005,000
Assets	$135,414,000	$50,966,000	$186,380,000

NOTE 7—Reclassifications
Certain 2004 amounts presented in the accompanying financial statements have been reclassified to conform to 2005 financial statement presentation. These reclassifications had no impact on previously reported net income or stockholders’ equity.

DIODES INCORPORATED

Diodes-Shanghai Plant 1

Diodes-Shanghai Plant 2

FABTECH

Diodes-Kansas City

Fabrication

Assembly

Testing

Global Headquarters: Westlake Village, California **Manufacturing:** Shanghai; Kansas City **Sales:** Taipei; Shanghai; Shenzhen; Hong Kong; Toulouse; Frankfurt

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the fees and expenses in connection with the issuance and distribution of the shares of common stock being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee. The Registrant is paying all of these expenses in connection with the issuance and distribution of the shares.

Securities and Exchange Commission registration fee	$11,904
NASD filing fee	10,500
Nasdaq National Market listing fee	21,250
Accounting fees and expenses	110,000
Legal fees and expenses	500,000
Printing and engraving expenses	60,000
Transfer agent and registrar fees	6,000
Miscellaneous	100,346

Total	$820,000

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS
Delaware General Corporate Law
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Section 145 provides further that a corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of any action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

In addition, Section 102(b)(7) of the DGCL allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.
The registrant’s certificate of incorporation contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law.
The registrant’s bylaws provide that the registrant shall indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the registrant or is or was serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. With respect to any action or suit by the registrant or in the registrant’s right to procure a judgment in the registrant’s favor, the registrant’s bylaws provide that it may indemnify any such person, except that no indemnification will be provided if such person was adjudged to be liable to the registrant, unless the court determines that despite his or her liability to the registrant, he or she is fairly and reasonably entitled to indemnification. The registrant’s bylaws also provide that it may advance expenses incurred by or on behalf of a director, officer, employee or agent in advance of the final disposition of any action or proceeding.
Directors’ and Officers’ Liability Insurance
Section 145 of the DGCL further provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.
The registrant’s bylaws permit the registrant to secure insurance on behalf of any officer, director, employee or other agent of the registrant and any person serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for any liability arising out of his or her actions in that capacity, regardless of whether the registrant’s bylaws would otherwise permit indemnification.
The registrant has obtained policies of insurance under which, subject to the limitations of such policies, coverage will be provided to the registrant’s directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the registrant with respect to payments which may be made by the registrant to these officers and directors pursuant to the registrant’s indemnification obligations or otherwise as a matter of law.
Indemnification Agreements
The registrant has entered into indemnification agreements with each of its directors and officers that may require the registrant, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require the registrant to advance all expenses incurred by the directors and officers in investigating or defending any such action, suit or proceeding.
Underwriting Agreement
The Underwriting Agreement provides for indemnification by the underwriters of the officers, directors and controlling persons of the registrant for certain liabilities arising under the Securities Act.

ITEM 16.	Exhibits.

Exhibit
number		Description of exhibit

1.1		Form of Underwriting Agreement
3.1		Certificate of Incorporation, as amended
4	.1*	Form of Certificate for Common Stock, par value $0.66 2/3 per share
5.1		Opinion of Sheppard, Mullin, Richter & Hampton, LLP
23.1		Consent of Sheppard, Mullin, Richter & Hampton, LLP (included in its opinion filed as Exhibit 5.1)
23.2		Consent of Moss Adams, LLP
24	.1*	Power of Attorney (See p. II-5 of Registration Statement on Form S-3 filed on August 25, 2005)
24.2		Power of Attorney for Shing Mao

*	Previously filed.

ITEM 17.	UNDERTAKINGS.

a.	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933 (the “Securities Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on September 8, 2005.
DIODES INCORPORATED

By:	/s/ Keh-Shew Lu

Dr. Keh-Shew Lu
President, Chief Executive Officer
and Director (Principal Executive
Officer)
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Keh-Shew Lu Dr. Keh-Shew Lu		President and Chief Executive Officer, and Director (Principal Executive Officer)	September 8, 2005

* Carl C. Wertz		Chief Financial Officer (Principal Financial and Accounting Officer)	September 8, 2005

* Raymond Soong		Director	September 8, 2005

* C.H. Chen		Director	September 8, 2005

* Michael R. Giordano		Director	September 8, 2005

* M.K. Lu		Director	September 8, 2005

/s/ Shing Mao Shing Mao		Director	September 8, 2005

* John M. Stich		Director	September 8, 2005

*By	/s/ Keh-Shew Lu Dr. Keh-Shew Lu Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement
3.1		Certificate of Incorporation, as amended
4	.1*	Form of Certificate for Common Stock, par value $0.66 2/3 per share
5.1		Opinion of Sheppard, Mullin, Richter & Hampton, LLP
23.1		Consent of Sheppard, Mullin, Richter & Hampton, LLP (included in its opinion filed as Exhibit 5.1)
23.2		Consent of Moss Adams, LLP
24	.1*	Power of Attorney (See p. II-5 of Registration Statement on Form S-3 filed on August 25, 2005)
24.2		Power of Attorney for Shing Mao

*	Previously filed.